   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            3826                           94-2579751
   (STATE OR OTHER JURISDICTION      (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                            ------------------------

                                9162 ETON AVENUE
                              CHATSWORTH, CA 91311
                                 (818) 709-1244
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              FRED H. DEINDOERFER
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.
                                9162 ETON AVENUE
                              CHATSWORTH, CA 91311
                                 (818) 709-1244
(NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                                   COPIES TO:

              THEODORE E. GUTH, ESQ.                               ROD A. GUERRA, ESQ.
                IRELL & MANELLA LLP                       SKADDEN, ARPS, SLATE, MEAGHER & FLOM
        1800 AVENUE OF THE STARS, SUITE 900                        300 S. GRAND AVENUE
           LOS ANGELES, CALIFORNIA 90067                      LOS ANGELES, CALIFORNIA 90071
                TEL: (310) 277-1010                                TEL: (213) 687-5000
                FAX: (310) 203-7199                                FAX: (213) 687-5600

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box: / / ____________

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

                                                     PROPOSED MAXIMUM  PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                AMOUNT TO       OFFERING PRICE      AGGREGATE         AMOUNT OF
  SECURITIES TO BE REGISTERED      BE REGISTERED(1)    PER SHARE(2)   OFFERING PRICE(2)  REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01.....     3,450,000          $7.78          $26,841,000          $9,256
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------

(1) Includes up to 450,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices as reported by the American Stock Exchange on September 25, 1996.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.
                            ------------------------

                             CROSS-REFERENCE SHEET

                   Pursuant to Item 501(b) of Regulation S-K
                 Showing Location in Prospectus of Information
                         Required by Items of Form S-1

               ITEM NUMBER AND HEADING                         CAPTIONS OR LOCATION
          IN FORM S-1 REGISTRATION STATEMENT                      IN PROSPECTUS
      ------------------------------------------    ------------------------------------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus....    Facing Page of the Registration Statement;
                                                    Cross Reference Sheet; Outside Front Cover
                                                    Page of the Prospectus
  2.  Inside Front and Outside Back Cover Page
      of Prospectus.............................    Inside Front Cover Page; Additional
                                                    Information; and Outside Back Cover Pages
  3.  Summary Information and Risk Factors and
      Ratio of Earnings to Fixed Charges........    Prospectus Summary; Risk Factors
  4.  Use of Proceeds...........................    Prospectus Summary; Use of Proceeds
  5.  Determination of Offering Price...........    Not Applicable
  6.  Dilution..................................    Not Applicable
  7.  Selling Security Holders..................    Principal and Selling Stockholders
  8.  Plan of Distribution......................    Outside Front Cover Page; Underwriting
  9.  Description of Securities to be
      Registered................................    Description of Capital Stock
 10.  Interests of Named Experts and Counsel....    Legal Matters; Experts
 11.  Information with Respect to the
      Registrant................................    Outside and Inside Front Cover Pages of
                                                    Prospectus; Prospectus Summary; Risk
                                                    Factors; Use of Proceeds; Dividend Policy;
                                                    Capitalization; Selected Consolidated
                                                    Financial Data; Management's Discussion
                                                    and Analysis of Financial Condition and
                                                    Results of Operations; Business;
                                                    Management; Certain Relationships and
                                                    Related Transactions; Principal and
                                                    Selling Stockholders; Description of
                                                    Capital Stock; Glossary of Selected Terms;
                                                    Financial Statements
 12.  Disclosure of Commission Position for
      Securities Act Liabilities................    Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 1996

PROSPECTUS

                                3,000,000 SHARES

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

                                  COMMON STOCK
                            ------------------------

     All of the 3,000,000 shares of common stock, $0.01 par value per share (the "Common Stock"), offered hereby (the "Offering") are being sold by International Remote Imaging Systems, Inc., a Delaware corporation ("IRIS" or the "Company"). The Common Stock is listed on the American Stock Exchange ("AMEX") under the
symbol "IRI." On             , 1996, the last reported sale price of the Common
Stock on the AMEX was $     per share. See "Price Range of Common Stock."
                            ------------------------

       SEE "RISK FACTORS" BEGINNING ON PAGE 6 HEREIN FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                       PROCEEDS
                                                          PRICE TO     UNDERWRITING       TO
                                                           PUBLIC      DISCOUNT(1)    COMPANY(2)
                                                         -----------   ------------   ----------
Per Share..............................................  $               $            $
Total(3)...............................................  $               $            $

- ---------------
(1) Does not include amounts payable by the Company to M. Kane & Company, Inc. ("MKC") for financial advisory services provided to the Company. The Company and a stockholder of the Company (the "Selling Stockholder") have agreed to indemnify the several underwriters identified elsewhere herein (the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated
    at $         .

(3) The Company and the Selling Stockholder have granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount, Proceeds to Company and
    Proceeds to the Selling Stockholder will be $         , $         ,
    $         and $         . See "Underwriting." The Company will not receive
    any proceeds from the sale of shares by the Selling Stockholder. See "Principal and Selling Stockholders."
                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if issued and sold to and accepted by the Underwriters and subject to approval of certain legal matters by counsel for the Underwriters. It is expected that delivery of the Common Stock will be made
against payment therefor on or about             , 1996, in New York, New York.
                            ------------------------

JEFFERIES & COMPANY, INC.
                        RAUSCHER PIERCE REFSNES, INC.
                                            M. KANE & COMPANY, INC.
            , 1996

     IRIS(R), The Yellow IRIS(R), The White IRIS(R), Model 900UDx(TM), PowerGene(TM), IRIStrip(TM), StatSpin(R), Cen-Slide(R) and Biovation(R) are trademarks of the Company. This Prospectus also contains trademarks and tradenames of other companies.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMEX, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all figures assume no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     The Company designs, develops, manufactures and markets in vitro diagnostic ("IVD") imaging systems based on its patented and proprietary "Automated Intelligent Microscopy" ("AIM") technology for automating microscopic procedures performed in clinical laboratories. AIM combines the Company's capabilities in automating specimen presentation, including its patented slideless microscope, as well as its proprietary high-speed digital processing hardware and software to rapidly capture, classify and visually present images of microscopic particles in easy-to-use displays. The Company's IVD imaging systems are designed to provide customers with consistent, more precise and timely results and labor cost-savings over manual methods of performing microscopy. The Company markets its products primarily to hospitals and clinical reference laboratories and has an installed base of over 500 customers.

     The Company estimates that at least three-quarters of all IVD microscopic procedures are performed manually and require trained medical specialists. Manually performed diagnostic tests are costly, labor-intensive, cumbersome, inefficient and often imprecise. Furthermore, there are pressures to reduce costs while improving operating efficiencies in hospitals and clinical reference laboratories. As a result, the Company believes there is a movement in such laboratories to automate microscopic procedures including slide presentation, testing and processing.

     The Company pioneered its first IVD imaging application in 1983 with the introduction of the first of The Yellow IRIS(R) workstations for urinalysis. The Company believes that it is still the only supplier of laboratory systems which fully automate a complete urinalysis, and it recently introduced its fourth generation models which incorporate significant advancements in speed, utility and ease of use. Earlier this year, the Company received clearance from the Food and Drug Administration ("FDA") and began to market the Model 900UDx(TM) urine pathology system designed especially for the high-volume testing requirements of larger laboratories.

     The Company is expanding into new applications of IVD imaging. The Company recently developed The White IRIS(R) leukocyte differential analyzer for the field of hematology. The FDA cleared The White IRIS(R) for marketing in May 1996, and the Company expects to initiate sales of this system in late 1996 or early 1997.

     The Company entered the field of genetics in July of this year with the acquisition (the "PSI Acquisition") of the IVD imaging business of Perceptive Scientific Instruments, Inc. ("PSI"), which included the PowerGene(TM) family of analyzers. PowerGene(TM), an IVD imaging system for karyotyping, DNA probe analysis and comparative genomic hybridization, has experienced average annual worldwide revenue growth of 35% over the last two fiscal years. The Company also acquired significant foreign operations from PSI which are expected to enable the Company to expand in international markets with its other IVD imaging systems and products.

     The Company also provides significant ongoing sales of supplies and service necessary for operation of The Yellow IRIS(R) workstations and the PowerGene(TM) analyzers and also plans to sell comparable supplies and service for The White IRIS(R).

     The Company's goal is to achieve global leadership in automated IVD imaging by pursuing the following strategies:

     - Introducing New IVD Imaging Applications. The Company believes AIM technology has a number of potential applications in the clinical laboratory and is expanding beyond the field of urinalysis into other fields, including hematology and genetics.

     - Continuing Market Penetration for Current Applications of IVD Imaging Technology. The Company estimates that it has penetrated less than 20% of the potential market in the United States for The Yellow IRIS(R) urinalysis workstations and plans to continue expanding sales in this segment with its recently introduced fourth generation models of The Yellow IRIS(R) family, including the Model 900UDx(TM) urine pathology system.

     - Expanding in New Geographic Markets. The PSI Acquisition added significant international operations which are expected to enable the Company to expand the geographic market for its other IVD imaging systems and products.

     - Increasing Sales of Supplies and Service. The Company seeks to enhance the revenue stream from sales of supplies and service by installing more IVD imaging systems as well as increasing its product offering of supplies for each system.

     - Adding Complementary Product Lines. The Company has added several complementary lines of small instruments and supplies which appeal to smaller laboratories and respond to the desire of integrated healthcare providers to purchase products for a variety of clinical settings from one supplier.

     - Maintaining Technological Edge. The Company has an active research and development program to continually enhance its IVD imaging systems and explore other potential IVD imaging applications for its AIM technology.

     The Company's principal executive offices are located at 9162 Eton Avenue, Chatsworth, California 91311 and its telephone number is (818) 709-1244.

                                  THE OFFERING

Common Stock offered by the Company..........  3,000,000 shares
Common Stock to be outstanding after the
  Offering...................................  8,908,392 shares(1)
Use of Proceeds..............................  To repay $11.9 million of outstanding indebtedness incurred to finance the PSI
                                               Acquisition, to repurchase shares of the
                                               Company's Common Stock and warrants to
                                               purchase Common Stock, and for working capital
                                               and general corporate purposes.
American Stock Exchange symbol...............  IRI

- ---------------
(1) Excludes an aggregate of 2,542,810 shares of Common Stock reserved for issuance upon exercise of outstanding options and warrants and an aggregate of 199,554 additional shares reserved for issuance pursuant to the Company's stock option plans and its stock purchase plan. Also excludes 469,413 shares of Common Stock and warrants to purchase an additional 250,000 shares of Common Stock to be purchased with the proceeds of the Offering. See "Use of Proceeds."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                          YEAR ENDED DECEMBER 31,                  SIX MONTHS ENDED JUNE 30,
                               ---------------------------------------------    --------------------------------
                                        HISTORICAL                 PRO FORMA        HISTORICAL         PRO FORMA
                               -----------------------------       ---------    -------------------    ---------
                                1993       1994       1995          1995(2)      1995        1996       1996(2)
                               -------    -------    -------       ---------    -------     -------    ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
Revenues
  Sales of IVD imaging
    systems..................  $ 5,029    $ 4,559    $ 4,870        $ 9,526     $ 2,150     $ 2,593     $ 5,830
  Sales of supplies and
    service..................    3,995      5,024      6,738          7,466       3,167       4,166       4,495
  Sales of small instruments
    and supplies.............    3,369      2,886      3,414          3,424       1,566       2,370       2,456
                               -------    -------    -------        -------     -------      ------     -------
         Net sales...........   12,393     12,469     15,022         20,416       6,883       9,129      12,781
Gross margin.................  6,051..      5,970      7,661         10,702       3,445       4,634       6,827
Operating income (loss)......    1,313      1,495     (1,549)(5)     (2,743)(5)  (2,696)(5)     879         520
Income (loss) before income
  taxes......................    1,381      1,701     (1,171)(5)     (2,717)(5)  (2,491)(5)   1,042         472
Net income (loss)............  $ 1,323    $ 1,622    $ 2,357(6)     $   860(6)  $(2,519)    $   867     $   411
                               =======    =======    =======        =======     =======      ======     =======
Net income (loss) per
  share......................  $  0.25    $  0.28    $  0.37        $  0.09     $ (0.46)    $  0.13     $  0.04
                               =======    =======    =======        =======     =======      ======     =======
Weighted average shares and
  share equivalents
  outstanding................    5,355      5,699      6,419          9,419       5,486       6,915       9,915

                                                                                               PRO FORMA
                                                             HISTORICAL           PRO FORMA   AS ADJUSTED
                                                        ---------------------     ---------   -----------
                                                        DECEMBER     JUNE 30,     JUNE 30,     JUNE 30,
                                                          1995         1996        1996(3)    1996(3)(4)
                                                        --------     --------     ---------   -----------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA(1):
Cash and cash equivalents.............................  $ 1,511      $ 1,229       $ 1,229      $ 7,279
Working capital.......................................   11,465       11,431         8,164       17,914
Total assets..........................................   22,470       23,676        38,064       43,841
Total debt............................................      311           --        16,117        4,267
Total shareholders' equity............................   19,172       20,366        16,726(7)    34,353(7)

- ---------------
(1) On February 1, 1996, the Company acquired StatSpin, Inc. (formerly known as StatSpin Technologies) ("StatSpin"). This transaction was accounted for as a pooling of interests and, accordingly, the consolidated financial statements and summary financial data have been retroactively restated for all periods presented to include the financial position, results of operations and cash flows of StatSpin.

(2) Represents the unaudited pro forma results of operations for the year ended December 31, 1995 and the six months ended June 30, 1996 giving effect to the PSI Acquisition and related financing and the sale of 3,000,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom as if each were consummated at the beginning of the periods presented. See "Pro Forma Condensed Combined Financial Statements."

(3) Reflects the PSI Acquisition and related financing as if each had been consummated on June 30, 1996. See "Pro Forma Condensed Combined Financial Statements."

(4) Reflects the sale of 3,000,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds."

(5) Includes a nonrecurring charge against operations of $2.9 million for 1995 and $3.2 million for the second quarter of 1995 (prior to final purchase price allocation) for the acquisition of in-process research and development for a product prototype not cleared by the FDA in connection with the Company's acquisition of LDA Systems, Inc. ("LDA").

(6) In the fourth quarter of 1995, the Company recognized a deferred tax benefit of $3.6 million resulting from a reduction in its deferred tax asset valuation allowance. See Note 8 to the Consolidated Financial Statements.

(7) Includes a nonrecurring charge of $4.6 million for in-process research and development in conjunction with the PSI Acquisition which will be reflected in the Company's statement of operations for the quarter ended September 30, 1996. See "Pro Forma Condensed Combined Financial Statements."

                                  RISK FACTORS

     Prospective investors should carefully consider the specific factors set forth below, as well as all of the other information contained in this Prospectus, before deciding to invest in the shares of Common Stock offered hereby. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this Prospectus.

RELIANCE ON DOMINANT PRODUCTS; UNCERTAINTY OF MARKET ACCEPTANCE

     The Company believes that currently it is the only supplier of laboratory systems which fully automate a complete urinalysis, and a substantial portion of the Company's historical revenues have been derived from sales of The Yellow IRIS(R) family of urinalysis workstations and related supplies and service. In addition, the Company's dominant position in this market has enabled it to achieve a level of gross margins on sales of The Yellow IRIS(R) family. There can be no assurance that the Company will continue to be the sole provider of automated complete urinalysis systems or that the market for The Yellow IRIS(R) will continue to expand.

     The commercial success of the Company's systems depends upon their acceptance by the medical community. Capital-intensive laboratory instruments such as The Yellow IRIS(R) and the Company's other products can significantly reduce labor costs, improve precision and offer other distinctive benefits. However, often there is resistance to products which require significant capital expenditures or which eliminate jobs through automation.

     There can be no assurance that sales of the Company's systems will grow at the rates expected by management or that the Company will introduce new products that achieve significant market acceptance in the future. Furthermore, new product introductions or product enhancements by the Company's competitors or the use of other technologies could cause a decline in sales or gross margins on sales or loss of market acceptance of the Company's systems. In the event that the Company's existing products or any new products do not achieve market acceptance, there could be a material adverse effect on the Company. See "Business -- Products."

TECHNOLOGICAL CHANGE

     The market for the Company's systems is characterized by rapid technological advances, changes in customer requirements and frequent new product introductions and enhancements. The Company's future success depends upon its ability to enhance its current product lines, to introduce new products that keep pace with technological developments and to respond to evolving customer requirements. Any failure by the Company to anticipate or respond adequately to technological developments by its competitors or to changes in customer requirements, or significant delays in product introduction, could result in a loss of competitiveness and revenues. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements on a timely or cost-effective basis, and such failure could have a material adverse effect on the Company. See "Business -- Products."

INTELLECTUAL PROPERTY RIGHTS

     The Company's commercial success depends in part on its ability to protect and maintain its proprietary technology. The Company has received patents with respect to certain of its technologies. See "Business -- Intellectual Property." Receipt of such patents may not insulate the Company from damaging competition. The validity and breadth of claims in clinical laboratory instrumentation patents involve complex legal and factual questions and, therefore, are highly uncertain. There can be no assurances that the claims allowed under patents held by the Company or under patents based on pending or future patent applications by the Company will be sufficiently broad to protect what the Company believes to be its proprietary rights, that issued patents will not be disallowed or circumvented by competitors, that the rights granted under such patents will provide competitive advantages to the Company, that other parties will not take, or threaten to take, legal action against the Company, alleging infringement of patents by current and proposed products of the Company or that any of the Company's patents, or patents in which it has licensed rights, will be held valid if subsequently challenged.

     Other companies have filed applications for, or have been issued, patents relating to products or processes that may be competitive with certain of the Company's products or processes. The Company is unable to predict how the courts would resolve issues relating to the validity and scope of such patents. If any relevant claims of third-party patents are held as infringed and not invalid in any litigation or administrative proceeding, the Company could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each such patent or to redesign its products or processes to avoid infringement. In addition, in the event of any possible infringement, there can be no assurance that the Company would be successful in any attempt to redesign its products or processes to avoid such infringement. The Company may be required to obtain licenses to patents or proprietary rights of others. There can be no assurance that any such license would be made available or, if available, would be available on commercially acceptable terms.

     Furthermore, no assurance can be given that others have not developed or will not develop similar products, duplicate any of the Company's products or design around any patents issued to or licensed by the Company or that may be issued in the future to the Company. The Company has not conducted an extensive search of patents issued to other companies, research or academic institutions, or others, and no assurances can be given that such patents do not exist, have not been filed, or could not be filed or issued, which contain claims relating to the Company's technology, products or processes.

     The Company has received a letter from Coulter Corporation ("Coulter") informing the Company that the specimen sampling device used on The White IRIS(R) might fall within the claims of a United States patent and its foreign equivalents owned by Coulter (the "Coulter patent"). The Company has been offered the right to license the Coulter patent. The Company does not believe it is necessary to obtain such license and does not believe it is infringing this, or to the Company's knowledge, any other patent. However, there can be no assurance that the Company will not ultimately be required to seek a license from Coulter, or any other third party, or that such license would be available or, if available, would be available on terms commercially acceptable to the Company.

     The Company also has trade secrets and unpatented technology and proprietary knowledge related to the sale, promotion, operation, development and manufacturing of its products. While the Company generally enters into confidentiality agreements with its employees and consultants, there can be no assurance that the Company's trade secrets or proprietary technology will not become known or be independently developed by competitors in such a manner that the Company has no practical recourse. Nor can there be any assurance that others will not develop or acquire equivalent expertise or develop products which render the Company's current or future products noncompetitive or obsolete.

     The Company also claims copyrights in its software and the ways in which it assembles and displays images. There can be no assurance that copyright protection can be obtained, or if obtained, can or will be enforced or will provide significant commercial advantage to the Company.

     The Company has certain trademark rights in the United States and other foreign countries. It is possible that third parties may allege superior rights to one or more of the Company's trademarks, or close variations of such trademarks, for those countries in which the Company is presently conducting business or may do so in the future. The Company's rights to use and register its marks in a given jurisdiction may depend on its rights relative to a third party's rights as governed by the laws of the pertinent country. It is possible that the Company could be prevented from using or registering its trademarks in certain countries due to a superior third party right.

     Litigation regarding patent and other intellectual property rights, whether with or without merit, could be time-consuming and expensive and could divert the Company's technical and management personnel. Currently, the Company is defending two of its patents in a declaratory relief action brought by Intelligent Medical Imaging, Inc. ("IMI"). There can be no assurance that the Company's litigation expenses will not increase in the future. Any change in the Company's ability to protect and maintain its proprietary rights could have a material adverse effect on the Company. See "Business -- Litigation."

GOVERNMENT REGULATION

     Most of the Company's products are subject to stringent government regulation in the United States and other countries. The regulatory process can be lengthy, expensive and uncertain, and securing clearances or approvals may require the submission of extensive clinical data and other supporting information. Failure to comply with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices and criminal prosecution, any of which could have a material adverse effect on the Company.

     In the United States, the FDA regulates medical devices under the Food, Drug, and Cosmetic Act, as amended (the "FDC Act"). Before a new medical device can be commercially introduced in the United States, the manufacturer must obtain FDA clearance by filing a pre-market notification under Section 510(k) of the FDC Act (a "510(k) Notification") or obtain FDA approval by filing a pre-market approval application (a "PMA Application"). The 510(k) Notification process can be lengthy, expensive and uncertain, but the PMA Application process is significantly more complex, expensive, time-consuming and uncertain. To date, the Company has cleared all of its regulated products with the FDA through the 510(k) Notification process including, most recently, The White IRIS(R) and the Model 900UDx(TM). The Company's business strategy includes the development of additional products for which FDA clearance or approval may be required, and no assurance can be given that the Company can secure any necessary FDA clearance to market such additional products or that the FDA will not require the filing of a PMA Application for such additional products. Furthermore, FDA clearance of a 510(k) Notification or approval of a PMA Application is subject to continual review, and the subsequent discovery of previously unknown facts may result in restrictions on a product's marketing or withdrawal of the product from the market. There can be no assurance that the FDA's failure to clear one or more of the Company's future products, or the FDA's placement of restrictions on the marketing of any such products, will not have a material adverse effect on the Company.

     The FDA also regulates computer software of the type used in the Company's IVD imaging systems and is currently reevaluating the regulation of such software. The Company cannot predict the extent to which the FDA will regulate such software in the future, and there can be no assurance that regulatory changes in this area will not have a material adverse effect on the Company.

     The Company distributes the PowerGene(TM) analyzer in the United States and internationally in more than thirty-five countries but has not yet applied for regulatory clearances or approvals to market The Yellow IRIS(R) or The White IRIS(R) in most of these countries. The Company's business strategy includes expanding the geographic distribution of these and other products, and there can be no assurance that the Company can secure the necessary clearances and approvals in the relevant foreign jurisdictions. Furthermore, the regulations in certain foreign jurisdictions continue to develop and there can be no assurance that new laws or regulations will not have a material adverse effect on the Company's existing business or future plans. Among other things, CE Mark certifications are, or may soon be, required for the sale of many products in certain international markets such as the European Community. The Company is actively pursuing CE Mark certification for many of its products, but there can be no assurance that the Company will be successful in securing such certification or that the failure to secure such certification will not have a material adverse effect on the Company.

     Any medical device cleared by the FDA through a 510(k) Notification or a PMA Application and its manufacturer are subject to continuing regulatory review. Among the applicable regulatory requirements, the Company is required to register as a medical device manufacturer with the FDA and comply with FDA regulations concerning good manufacturing practices ("GMP") for medical devices. The FDA inspects manufacturing facilities on a periodic basis to monitor compliance with GMP standards. Violation of GMP standards, or other FDA requirements applicable to medical devices, could have a material adverse effect on the Company.

     Many states have also enacted statutory provisions regulating medical devices. The State of California's requirements in this area, in particular, are extensive, and require registration with the state and compliance with regulations similar to the GMP regulations of the FDA. While the impact of such laws and regulations has not been significant to date, there can be no assurances that future developments in this area will not have a material adverse effect on the Company.

     Any change in existing federal, state or foreign laws or regulations, or in the interpretation or enforcement thereof, or the discussion or promulgation of any additional laws or regulations could have a material adverse effect on the Company. See "Business -- Government Regulation."

ACQUISITIONS AND EXPANSION

     As part of the Company's strategy to enhance and maintain its competitive position, the Company may from time to time consider potential acquisitions of complementary products, technologies and other businesses. The Company has completed a number of acquisitions in the past two years. The evaluation, negotiation and integration of acquisitions may consume significant time and resources of the Company. There can be no assurance that acquisitions will not have a material adverse effect upon the Company due to, among other things, operational disruptions, integration issues, unexpected expenses and accounting charges associated with such acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- PSI and Other Recent Acquisitions."

COMPETITION

     There are numerous companies engaged in active research and development programs within and outside of the clinical laboratory imaging systems field that have considerable experience in areas of interest to the Company. The Company cannot determine if any such firms are currently engaged in potentially competitive research. However, any one or more of these firms could develop and introduce products comparable or superior to The Yellow IRIS(R), The White IRIS(R), the PowerGene(TM) or any other product ultimately developed or acquired by the Company.

     The Company is not aware of any competitor marketing a complete urinalysis system. However, TOA Medical Electronics Co., Ltd., a Japanese company ("TOA"), is marketing a urine sediment analyzer in Japan and recently began displaying a new urine sediment analyzer, the UF-100. The Company subsequently asserted its rights under a 1988 agreement between the two companies to distribute the UF-100 in North America. TOA disputes the Company's right to distribute the product and has initiated arbitration of the issue in accordance with the terms of the 1988 agreement. See "Business -- Litigation." The Company does not have sufficient information to evaluate the UF-100's potential competitive impact. In addition, since the 1980's, the Company has been subject to competition from companies claiming to reduce the need for microscopic examinations through the use of disposable test strips, and this claim has hampered the Company's sales efforts in some hospitals.

     The Company is aware of one other company, IMI, that is presently manufacturing an IVD imaging system for performing a portion of the white blood cell differential and certain other analyses. In 1995, IMI entered into an exclusive sales, marketing and service arrangement with Coulter, a large manufacturer and distributor of hematology analyzers. In 1994, the Company notified IMI that the Company believes the IMI system infringes at least two of the Company's patents. The companies are now litigating the issue. See "Business -- Litigation."

     The Company's primary competitor in the genetics market is Applied Imaging Corp. ("Applied Imaging") which markets IVD imaging systems for prenatal and other genetic testing. Vysis Inc. ("Vysis"), a subsidiary of AMOCO Technology Company, is the only other company selling IVD imaging systems for this market. Vysis has not been as significant a competitor as Applied Imaging in the sale of genetic analyzers. Vysis' strategy has been to offer systems at a discount as a vehicle for selling its DNA probes, mostly into the genetics research market in the United States. While this strategy has not significantly impacted the sale of the PowerGene(TM) analyzer to date, there can be no assurance that it will not have a significant impact on such sales in the future.

     The Company's ability to compete successfully in the sale of its systems depends in large part upon its ability to implement successfully its strategy and its ability to attract new customers, sell new products, deliver and support product enhancements to its existing customers, and respond effectively to continuing technological change by developing new products. There can be no assurance that the Company will be able to compete successfully in the future, or that future competition for product sales will not have a material adverse effect on the Company. See "Business -- Competition" and "Business -- The Company's Strategy."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends in significant part upon the continued service of certain key scientific, technical and management personnel, and its continuing ability to attract and retain such personnel. Competition for such personnel is intense and there can be no assurance that the Company can retain its key scientific, technical and managerial personnel or that it can attract, assimilate or retain other high-qualified personnel in the future. The loss of key personnel, especially without advanced notice, or the inability to hire or retain qualified personnel could have a material adverse effect on the Company.

RELIANCE ON SINGLE SOURCE SUPPLIERS

     Certain key components of the Company's products are only available from single manufacturers, some of which have notified the Company that they have discontinued, or will soon discontinue, production of key components. In the past, the Company has successfully transitioned to new components to replace discontinued components. However, there can be no assurance that the Company can successfully transition to satisfactory replacement components or that the Company will have access to adequate supplies of discontinued components on satisfactory terms during the transition period. The Company's inability to transition successfully to replacement components or to secure adequate supplies of discontinued components on satisfactory terms could have a material adverse effect on the Company.

OPTION TO ACQUIRE POLY U/A SYSTEMS, INC.

     In September 1995, the Company entered into a research and development contract with Poly U/A Systems, Inc. ("Poly"), a Company-sponsored research and development entity, for development of several new products to enhance automated urinalysis (the "Poly Products"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company has an option to acquire all of the common stock of Poly for an aggregate price increasing on August 1, 1997 from $4.4 million to $5.1 million payable in cash or shares of Common Stock at the Company's discretion.

     If the Company elects to exercise its option, the portion of the net cost of the acquisition allocated to completed products would be capitalized and its subsequent amortization would impact future earnings. For the portion of the net cost of the acquisition allocated to in-process research and development, the Company would record a nonrecurring, noncash (if purchased with Common Stock) charge against then current earnings. In June 1995, the Company exercised a similar option to acquire LDA, another Company-sponsored research and development entity, in exchange for Common Stock and incurred a non-cash charge of $2.9 million against earnings in 1995 for the acquisition of in-process research and development related to The White IRIS(R) leukocyte differential analyzer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     The Company has not reached a decision to exercise its option to acquire Poly and is under no obligation to do so. However, the Company will periodically review the merits of acquiring Poly and may elect to exercise the option in the future based on factors which are subject to change, including (i) the progress of research and development of the Poly Products, (ii) the Company's assessment of the commercial feasibility of the Poly Products, (iii) the cost to acquire Poly and (iv) the market price of the Company's Common Stock at the time the Company considers exercising the option.

THIRD-PARTY REIMBURSEMENT AND HEALTHCARE REFORM POLICIES

     In the United States, hospitals and clinical reference laboratories and other purchasers of clinical laboratory equipment generally rely for payment on third-party payors, principally Medicare, Medicaid, private health insurance plans and health maintenance organizations (collectively, "Third-Party Payors"). Any changes in the payment policies of Third-Party Payors could have a material adverse effect on the Company.

     The Company believes that, in the future, healthcare payments from Third-Party Payors will be subject to increased restrictions both in the United States and in international markets. The Company believes that the overall escalating cost of medical care has led, and will continue to lead, to increased pressures on the healthcare industry, both foreign and domestic, to reduce the cost of products and services, including the Company's current or future products. There can be no assurance in either the United States or international markets that third-party healthcare payments will be available or adequate, that current payment amounts will not be decreased in the future or that future legislation, regulation or payment policies of Third-Party Payors will not otherwise adversely affect the demand for the Company's current or future products or its ability to sell its products on a profitable basis. The unavailability or inadequacy of third-party healthcare payments could have a material adverse effect on the Company. In addition, fundamental reforms in the healthcare industry in the United States and other countries continue to be considered, although the Company cannot predict if or when any healthcare reform proposals will be adopted and there can be no assurance that such reform will not materially adversely affect the Company.

FUTURE CAPITAL NEEDS AND UNCERTAINTY OF FINANCING

     The Company believes that the anticipated net proceeds of the Offering, together with its existing cash, cash equivalents and short-term investments and projected cash flow from operations, will be sufficient to meet the Company's liquidity and capital requirements for at least the next twelve months. However, implementation of the Company's business strategy may require significant expenditures of capital and the Company may require additional financing in the future. Additional funds may be sought through equity or debt financings. There can be no assurance that commitments for such financings would be obtained on favorable terms, if at all. Equity financing could result in dilution to holders of Common Stock, and debt financing could result in the imposition of significant financial and operational restrictions on the Company. Lack of access to adequate capital on acceptable terms could have a material adverse effect on the Company.

CERTAIN ANTI-TAKEOVER CONSIDERATIONS

     Certain provisions of the Company's Certificate of Incorporation, Bylaws and the Delaware General Corporation Law (the "DGCL") could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. These provisions provide, among other things, for a classified Board of Directors, for the issuance, without further stockholder approval, of preferred stock with rights and privileges which could be senior to the Common Stock, and for limitations on the right of stockholders to call a special meeting of stockholders and to take action without a meeting. The Company also is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder. See "Description of Capital Stock."

PRODUCT LIABILITY

     The Company's products are used to gather information for medical decisions and diagnosis. Accordingly, the manufacture and sale of the Company's products entails an inherent risk of product liability arising from an inaccurate, or allegedly inaccurate, test result. The Company has product liability insurance coverage of $1.0 million per incident and $2.0 million in the aggregate per year, and an umbrella policy of $5.0 million. There can be no assurance that the Company's product liability insurance will be sufficient to protect the

Company in the event of a product liability claim. There has not been any indication that the Company's insurance carrier will not renew the Company's product liability insurance at or near current premiums; however, there can be no assurance that the Company will be able to renew product liability insurance in the future at acceptable premiums. In addition, any failure to comply with the FDA's GMP regulations could have a material adverse effect on the ability of the Company to defend against product liability lawsuits.

CURRENCY FLUCTUATIONS

     The Company acquired a foreign subsidiary from PSI which conducts business in various foreign currencies. Consequently, fluctuations in exchange rates will affect the Company's future consolidated operating results and such fluctuations could have an adverse effect on the Company. The impact of future fluctuations in exchange rates cannot be predicted with any measure of accuracy. The Company is not currently seeking to hedge the risks associated with fluctuations in exchange rates and therefore continues to be subject to such risks. In the future, the Company may undertake such transactions. If any hedging techniques are implemented by the Company, there can be no assurance that such techniques can be successful in eliminating or reducing the effects of currency fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- PSI and Other Recent Acquisitions."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of shares of Common Stock in the Offering are estimated to be approximately $20 million ($22.9 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses. The Company intends to use the net proceeds of the Offering as follows: (i) to repay $11.9 million of the principal amount of outstanding indebtedness incurred to finance the PSI Acquisition, (ii) to repurchase, for $2.1 million, 469,413 shares of Common Stock and warrants to purchase 250,000 shares of Common Stock held by an affiliate of Boehringer Mannheim Corporation ("BMC") and (iii) for working capital and general corporate purposes. See "Certain Relationships and Related Transactions." The Company will not receive any proceeds from the sale of shares, if any, by the Selling Stockholder. See "Principal and Selling Stockholders" and "Underwriting."

     The PSI Acquisition indebtedness to be repaid consists of a $7.8 million bank term loan, $1.3 million borrowed under the Company's revolving bank credit facility and $2.8 million of principal on a $7.0 million aggregate principal amount subordinated note. The term loan bears interest monthly at the bank's prime rate (8.25% as of August 31, 1996) plus 0.25% through December 1, 1996 and 1.0% thereafter. The Company is required to make certain principal repayments and to pay the balance on or before January 15, 1998. Under the terms of the credit facility, the Company can borrow and reborrow up to a maximum principal amount of $1.5 million at a variable interest rate equal to the bank's prime rate (8.25% as of August 31, 1996). The credit facility matures June 1, 1997. The subordinated note bears interest at a fixed rate of 8.5% per annum payable in quarterly installments. The entire principal amount is due on or before July 31, 2001. Under the terms of the subordinated note, upon the issuance by the Company of equity securities generating net proceeds in excess of $14.5 million, the Company is required to apply fifty percent of the excess over $14.5 million to the prepayment of the subordinated note. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Pending application of the net proceeds to the Company from the Offering, the Company intends to invest in conventional United States government securities or other investment grade securities.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock trades on the AMEX under the symbol "IRI." The following table sets forth the high and low sales prices of the Common Stock for the quarters indicated as reported on the AMEX.

                                                                 HIGH           LOW
                                                               --------       --------
        FISCAL 1994
          First Quarter......................................    $  6 1/8       $  3 7/8
          Second Quarter.....................................       5 1/2          41/16
          Third Quarter......................................       5 7/8          43/16
          Fourth Quarter.....................................       7 1/8          4 5/8
        FISCAL 1995
          First Quarter......................................       8 7/8          5 1/4
          Second Quarter.....................................       8 5/8          6
          Third Quarter......................................       8              6 1/4
          Fourth Quarter.....................................       8              6 3/8
        FISCAL 1996
          First Quarter......................................       7 7/8          6 1/4
          Second Quarter.....................................      12 3/4          6 5/8
          Third Quarter (through           , 1996)...........

     On             , 1996, the last reported sale price of the Common Stock on
the AMEX was      per share. As of August 31, 1996, there were approximately
4,650 holders of record of Common Stock.

                                DIVIDEND POLICY

     The Company intends to retain future earnings for use in its business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future. The declaration and payment of any cash dividends in the future depends upon the Company's earnings, financial condition, capital needs and other factors deemed relevant by the Company's Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at June 30, 1996, (i) on a historical basis, (ii) on a pro forma basis to give effect to the PSI Acquisition as though such transaction and the related financing had been consummated as of June 30, 1996 and (iii) on a pro forma, as adjusted basis, to give further effect to the issuance and sale of the 3,000,000 shares of Common Stock offered by the Company hereby at an offering price of
$     per share, after deducting underwriting discount and the estimated expenses of the Offering payable by the Company, and the application of the net proceeds therefrom as set forth in "Use of Proceeds". The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and PSI and the related Notes thereto and the Pro Forma Condensed Combined Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                          JUNE 30, 1996
                                                           -------------------------------------------
                                                                                            PRO FORMA
                                                           HISTORICAL(1)     PRO FORMA     AS ADJUSTED
                                                           -------------     ---------     -----------
                                                           (IN THOUSANDS)
Cash and cash equivalents................................    $   1,229       $   1,229      $   7,279
                                                              ========        ========       ========
Long term debt...........................................    $      --       $  12,411      $   4,261
Shareholders' equity:
  Preferred Stock, par value $.01 per share, 3,000,000
     shares authorized, none issued or outstanding.......           --              --             --
  Common Stock, par value $.01 per share, 15,600,000
     shares authorized, 6,377,805 shares issued and
     outstanding; 8,908,392 shares issued and outstanding
     as adjusted(2)......................................           64              64             89
  Additional paid-in capital.............................       34,469          35,396         52,998
  Treasury stock.........................................         (378)           (378)          (378)
  Unearned compensation..................................         (160)           (160)          (160)
  Accumulated deficit....................................      (13,629)        (18,196)(3)    (18,196)(3)
                                                              --------        --------       --------
     Total shareholders' equity..........................       20,366          16,726         34,353
                                                              --------        --------       --------
          Total capitalization...........................    $  20,366       $  29,137      $  38,614
                                                              ========        ========        =======

- ---------------
(1) On February 1, 1996, the Company acquired StatSpin. This transaction was accounted for as a pooling of interests and, accordingly, the consolidated financial statements and capitalization of the Company have been retroactively restated for all periods presented to include the financial position, results of operations and cash flows of StatSpin.

(2) Excludes (i) 1,637,810 shares of Common Stock issuable upon exercise of currently outstanding options and warrants, (ii) 875,000 shares of Common Stock reserved for issuance upon exercise of the warrant included in the purchase price of the PSI Acquisition, (iii) approximately 199,554 shares of Common Stock reserved for issuance under the Company's stock option and its stock purchase plan, (iv) up to 30,000 shares of Common Stock issuable upon exercise of MKC's warrant, and (v) 469,413 shares of Common Stock and a warrant to purchase 250,000 shares of Common Stock to be repurchased from an affiliate of BMC with the proceeds of the Offering.

(3) Includes a nonrecurring charge of $4.6 million for in-process research and development in conjunction with the PSI Acquisition which will be reflected in the Company's statement of operations for the quarter ended September 30, 1996. See "Pro Forma Condensed Combined Financial Statements."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data set forth below as of December 31, 1995 and 1994 and for each of the years in the three year period ended December 31, 1995 have been derived from the Company's Consolidated Financial Statements and the related Notes thereto that have been audited by Coopers & Lybrand L.L.P., independent accountants, which consolidated financial statements and report thereon are included elsewhere in this Prospectus. The selected consolidated financial data set forth below for the six month periods ended June 30, 1996 and 1995, are derived from unaudited consolidated financial statements included elsewhere herein and, in the opinion of the Company include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The unaudited pro forma operating data for the year ended December 31, 1995 and for the six months ended June 30, 1996 give effect to the PSI Acquisition and related financing and the sale of the shares of Common Stock offered hereby and the application of the net proceeds therefrom as if each were consummated at the beginning of the periods presented. The pro forma statements of operating data are presented for information purposes only and do not purport to be indicative of the results of operations that actually would have resulted nor which may result from future operations. The pro forma balance sheet data gives effect to the PSI Acquisition and related financing as if they had been consummated on June 30, 1996. The pro forma as adjusted balance sheet data gives further effect to the sale of Common Stock offered hereby and the application of the net proceeds therefrom as set forth in "Use of Proceeds." The following data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company and the Notes thereto and the Pro Forma Condensed Combined Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                              YEAR ENDED DECEMBER 31,                               SIX MONTHS ENDED JUNE 30,
                       ----------------------------------------------------------------------   ---------------------------------
                                             HISTORICAL                             PRO FORMA        HISTORICAL         PRO FORMA
                       -------------------------------------------------------      ---------   ---------------------   ---------
                        1991        1992        1993        1994        1995         1995(2)     1995          1996      1996(2)
                       -------     -------     -------     -------     -------      ---------   -------       -------   ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA(1):
Net sales............  $ 7,606     $10,823     $12,393     $12,469     $15,022       $20,416    $ 6,883       $ 9,129    $12,781
Cost of sales........    4,236       5,563       6,342       6,499       7,361         9,714      3,438         4,495      5,954
                                                                                          --                                  --
                        ------     -------     -------     -------     -------                  -------        ------
  Gross margin.......    3,370       5,260       6,051       5,970       7,661        10,702      3,445         4,634      6,827
Operating expenses:
  Selling, general
    and
    administrative...    2,920       3,440       3,859       3,812       5,090         9,017      2,301         3,164      5,156
  Research and
    development,
    net..............      710         951         879         663       1,220         1,528        664           591      1,151
  Acquisition of
    in-process
    research and
    development......       --          --          --          --       2,900(5)      2,900(5)   3,176(5)         --         --
                                                                                          --                                  --
                        ------     -------     -------     -------     -------                  -------        ------
  Total operating
    expenses.........    3,630       4,391       4,738       4,475       9,210        13,445      6,141         3,755      6,307
                                                                                          --                                  --
                        ------     -------     -------     -------     -------                  -------        ------
    Operating income
      (loss).........     (260)        869       1,313       1,495      (1,549)       (2,743)    (2,696)          879        520
Interest income
  (expense), net.....       64          17          28          95         267           (94)       138           131        (50)
Other income.........       93         112          40         111         111           120         67            32          2
                                                                                          --                                  --
                        ------     -------     -------     -------     -------                  -------        ------
    Income (loss)
      before income
      taxes..........     (103)        998       1,381       1,701      (1,171)       (2,717)    (2,491)        1,042        472
Provision (benefit)
  for income taxes...       29          69          58          79      (3,528)(6)    (3,577)(6)      28          175         61
                                                                                          --                                  --
                        ------     -------     -------     -------     -------                  -------        ------
    Net income
      (loss).........  $  (132)    $   929     $ 1,323     $ 1,622     $ 2,357       $   860    $(2,519)      $   867    $   411
                        ======     =======     =======     =======     =======            ==    =======        ======         ==
    Net income (loss)
      per share......  $ (0.03)    $  0.18     $  0.25     $  0.28     $  0.37       $  0.09    $ (0.46)      $  0.13    $  0.04
                        ======     =======     =======     =======     =======            ==    =======        ======         ==
Weighted average
  shares and share
  equivalents
  outstanding........    4,557       5,304       5,355       5,699       6,419         9,419      5,486         6,915      9,915

                                                           HISTORICAL                     PRO FORMA         PRO FORMA AS ADJUSTED
                                               -----------------------------------     ----------------     ---------------------
                                               DECEMBER 31, 1995     JUNE 30, 1996     JUNE 30, 1996(3)      JUNE 30, 1996(3)(4)
                                               -----------------     -------------     ----------------     ---------------------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA(1):
Cash and cash equivalents....................       $ 1,511             $ 1,229            $  1,229                $ 7,279
Working capital..............................        11,465              11,431               8,164                 17,914
Total assets.................................        22,470              23,676              38,064                 43,841
Total debt...................................           311                  --              16,117                  4,267
Total shareholders' equity...................        19,172              20,366              16,726(7)              34,353(7)

- ---------------
(1) On February 1, 1996, the Company acquired StatSpin. This transaction was accounted for as a pooling of interests and, accordingly, the consolidated financial statements and selected financial data have been retroactively restated for all periods presented to include the financial position, results of operations and cash flows of StatSpin.
(2) Represents the unaudited pro forma results of operations for the year ended December 31, 1995 and the six months ended June 30, 1996 giving effect to the PSI Acquisition and related financing and the sale of 3,000,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom as if each were consummated at the beginning of the periods presented. See "Pro Forma Condensed Combined Financial Statements."
(3) Reflects the PSI Acquisition and related financing as if they had been consummated on June 30, 1996. See "Pro Forma Condensed Combined Financial Statements."
(4) Reflects the sale of 3,000,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds."
(5) Reflects a non-recurring charge against operations of $2.9 million for 1995 and $3.2 million for the second quarter of 1995 (prior to the final purchase price allocation) for the acquisition of in-process research and development for a product prototype not cleared by the FDA in connection with the Company's acquisition of LDA.
(6) In the fourth quarter of 1995, the Company recognized a deferred tax benefit of $3.6 million resulting from a reduction in its deferred tax asset valuation allowance. See Note 8 to the Consolidated Financial Statements.
(7) Includes a nonrecurring charge of $4.6 million for in-process research and development in conjunction with the PSI Acquisition which will be reflected in the Company's statement of operations for the quarter ended September 30, 1996. See "Pro Forma Condensed Combined Financial Statements."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company generates revenues from the initial sales of IVD imaging systems based on its patented and proprietary AIM technology, which in turn generate follow-on sales of supplies and service necessary for their operation. The Company also generates revenues from sales of ancillary lines of small laboratory instruments and supplies.

     Until recently, the Company generated most of its revenues from sales of two models of The Yellow IRIS(R) urinalysis workstation and related supplies and services. These two models differ mainly by their speed and price. In 1996, the Company introduced a third model of The Yellow IRIS(R) and two new lines of other IVD imaging systems. The Model 900UDx(TM) urine pathology system, the latest in The Yellow IRIS(R) family, is a higher capacity automated urinalysis workstation designed especially for the high-volume testing requirements of large hospitals and reference laboratories. The Company received FDA clearance to market the Model 900UDx(TM) in March 1996 and began sales in May. The Company also received FDA clearance to market The White IRIS(R) leukocyte differential analyzer in May 1996 and expects to start sales of this system in late 1996 or early 1997. Finally, the Company began selling the PowerGene(TM) family of genetic analyzers in August 1996 after completing the PSI Acquisition. See "Risk Factors -- Reliance on Dominant Products; Uncertainty of Market Acceptance."

     The Company invests in research and product development for new products and enhancements to existing products. The following table summarizes total product technology expenditures for the periods indicated:

                                                                             SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,            JUNE 30,
                                            ----------------------------     -----------------
                                             1993       1994       1995       1995       1996
                                            ------     ------     ------     ------     ------
                                            (IN THOUSANDS)
    Research and development expense,
      net.................................  $  879     $  663     $1,220     $  664     $  591
    Capitalized software development
      costs...............................      81         25        299         78        288
    Reimbursed costs under research and
      development contracts...............     539      1,111        843        638        944
                                            ------     ------     ------     ------     ------
              Total product technology
                expenditures..............  $1,499     $1,799     $2,362     $1,380     $1,823
                                            ======     ======     ======     ======     ======

     The Company has in the past partially funded its research and development programs through (i) grants from the National Institutes of Health ("NIH") obtained through the federal government's Small Business Innovative Research program, (ii) joint development programs with strategic partners and (iii) Company-sponsored research and development entities.

     In recent years, the Company has, in addition to its internally-funded projects, entered into four significant externally-funded projects, two joint development projects with strategic partners and two projects with Company-sponsored research and development entities. From 1994 to 1996, the Company collaborated with BMC, an Indianapolis-based manufacturer of diagnostic products, and Boehringer Mannheim GmbH ("BMG"), BMC's German affiliate and a world leader in clinical chemistry, in the development of (i) the CHEMSTRIP(R)/IRIStrip(TM) urine test strips and a related urine test strip reader for The Yellow IRIS(R) and (ii) the Model 900UDx(TM), the latest model in The Yellow IRIS(R) family. The Company entered into a project in October 1992 with LDA, a Company-sponsored research and development entity, for development of The White IRIS(R) leukocyte differential analyzer. Corange International Limited ("Corange"), an affiliate of BMC and BMG, provided substantial funding to LDA. In June 1995, the Company acquired LDA for approximately 498,000 shares of Common Stock. As a result of the LDA acquisition, the Company incurred a non-recurring, non-cash charge of $2.9 million against earnings in 1995 for the acquisition of in-process research and development since The White IRIS(R) had not yet received FDA clearance. The White IRIS(R) received FDA clearance in May 1996, and the Company expects to begin marketing The White IRIS(R) in late 1996 or early 1997. The Company entered into a similar project in September 1995 with Poly, another

Company-sponsored research and development entity, for development of the Poly Products. The program with Poly is currently ongoing. The Company believes that it will be unnecessary to enter into any new development programs with Company-sponsored research and development entities in the future. See "-- Liquidity and Capital Resources," "Certain Relationships and Related Transactions" and "Risk Factors -- Option to Acquire Poly U/A Systems, Inc."

RESULTS OF OPERATIONS

     The consolidated financial statements of the Company contained in this Prospectus have been retroactively restated for all periods presented to include the financial position, results of operations and cash flows of StatSpin in accordance with the pooling-of-interests method of accounting. See "-- PSI and Other Recent Acquisitions." The following table sets forth selected consolidated operating data of the Company expressed as a percentage of net sales (except for the cost of goods for individual product lines which are expressed as a percentage of net sales of the respective product lines) for the periods indicated:

                                                                                    SIX MONTHS
                                                         YEAR ENDED DECEMBER        ENDED JUNE
                                                                 31,                    30,
                                                        ----------------------     -------------
                                                        1993     1994     1995     1995     1996
                                                        ----     ----     ----     ----     ----
    Sales of IVD imaging systems......................   41 %     37 %     32 %     31 %     28 %
    Sales of IVD imaging system supplies and
      service.........................................   32       40       45       46       46
    Sales of small instruments and supplies...........   27       23       23       23       26
                                                        ---      ---      ---      ---      ---
    Net sales.........................................  100      100      100      100      100
                                                        ---      ---      ---      ---      ---
    Cost of goods -- IVD imaging systems..............   47       48       46       45       46
    Cost of goods -- IVD imaging system supplies and
      service.........................................   49       50       47       49       50
    Cost of goods -- small instruments and supplies...   61       63       57       58       51
    Total cost of goods sold..........................   51       52       49       50       49
                                                        ---      ---      ---      ---      ---
    Gross margin......................................   49       48       51       50       51
                                                        ---      ---      ---      ---      ---
    Marketing and selling expenses....................   17       17       20       20       18
    General and administrative expenses...............   14       14       14       14       16
    Research and development expenses, net............    7        5        8        9        7
    Acquisition of in-process research and
      development.....................................   --       --       19       46       --
                                                        ---      ---      ---      ---      ---
    Total operating expense...........................   38       36       61       89       41
                                                        ---      ---      ---      ---      ---
    Operating income (loss)...........................   11       12      (10 )    (39 )     10
    Interest and other income.........................   --        2        2        3        1
                                                        ---      ---      ---      ---      ---
    Income before provision for income taxes..........   11       14       (8 )    (36 )     11
    Provision for (benefit from) income taxes.........   --        1      (24 )      1        2
                                                        ---      ---      ---      ---      ---
              Net income (loss).......................   11 %     13 %     16 %    (37 )%     9 %
                                                        ===      ===      ===      ===      ===

  Comparison of Six Months Ended June 30, 1996 to Six Months Ended June 30, 1995

     Net sales for the six months ended June 30, 1996 increased to $9.1 million from $6.9 million, an increase of $2.2 million or 33% over the comparable period of the prior year. Sales of IVD imaging systems increased to $2.6 million from $2.2 million, an increase of $443,000 or 21% over the comparable period, mostly as a result of the launch of the Model 900UDx(TM). Sales of IVD imaging system supplies and service increased to $4.2 million from $3.2 million, an increase of $1.0 million or 32% over the comparable period, due to the larger installed base of IVD imaging systems and the ongoing conversion of the installed base to the new CHEMSTRIP(R)/IRIStrip(TM) urine test strips. As of June 30, 1996, the Company had converted approximately 80% of the installed base of The Yellow IRIS(R) systems from test strips marketed by various distributors to the new test strips marketed exclusively by the Company. Sales of small instruments and supplies increased to

$2.4 million from $1.6 million, an increase of $804,000 or 51%, over the comparable period. The increase reflects generally higher sales levels of the products of StatSpin acquired in February 1996, as well as the addition of the Cen-Slide(R) urine sediment analysis system device in March 1996 and the product line acquired from Biovation, Inc. ("Biovation") in March 1995. See "-- PSI and Other Recent Acquisitions."

     Cost of goods for IVD imaging systems increased as a percentage of sales of IVD imaging systems to 46% for the six months ended June 30, 1996 from 45% for the comparable period due to the introduction of the Model 900UDx(TM) in May 1996. Cost of goods for IVD imaging system supplies and service increased as a percentage of sales of such products to 50% for the six months ended June 30, 1996 from 49% for the comparable period primarily due to lower gross margins on a higher proportion of sales of CHEMSTRIP(R)/IRIStrip(TM) urine test strips as compared to other IVD imaging system supplies. Cost of goods for small instruments and supplies decreased as a percentage of sales of small instruments and supplies to 51% for the six months ended June 30, 1996 from 58% for the comparable period due to higher gross margins on the recently added Cen-Slide(R) urine sediment analysis system and Biovation product line as compared to the Company's other small instruments and supplies, as well as improved gross margins on the StatSpin product lines due to the higher sales volume and cost reductions. The net result of these changes and the overall change in product mix was an increase in gross margin to 51% for the six months ended June 30, 1996 from 50% for the comparable period.

     Marketing and selling expenses consist primarily of salaries, commissions and related travel expenses of the Company's direct sales force, as well as salaries for the marketing and distributor relations departments. Marketing and selling expenses increased to $1.7 million for the six months ended June 30, 1996 from $1.4 million, an increase of $320,000 or 24% over the comparable period, due to increased spending on direct sales and after-sales support, but decreased as a percentage of net sales to 18% from 20%.

     General and administrative expenses consist primarily of payroll costs associated with the Company's management and support personnel, corporate travel expenses, and legal and accounting fees. General and administrative expenses increased to $1.5 million for the six months ended June 30, 1996 from $947,000, an increase of $542,000 or 57% over the comparable period, and increased as a percentage of net sales to 16% from 14%, primarily as a result of one-time costs associated with the acquisition of StatSpin in February 1996 which were required to be expensed by the pooling-of-interests method of accounting, as well as the addition of two additional persons to the administrative staff.

     Net research and development expenses consist of losses incurred for the development of new products and improvements to existing products less third-party reimbursements under joint development programs, grants and research and development contracts. Net research and development expenses decreased to $591,000 for the six months ended June 30, 1996 from $664,000, a decrease of $73,000 or 11% over the comparable period, and also decreased as a percentage of net sales to 7% from 9%, due principally to an increase in reimbursements under joint development programs to $944,000 from $638,000 offset to a large extent by increased spending on research and development. Total product technology expenditures increased to $1.8 million from $1.4 million, an increase of $443,000 or 32% over the comparable period, due primarily to the acceleration of work on the Model 900UDx(TM) prior to its launch and commercial refinements to The White IRIS(R) following FDA clearance in preparation of its launch. See "Risk Factors -- Technological Change."

     Interest income consists of income from investments and decreased to $137,000 for the six months ended June 30, 1996 from $175,000 for the comparable period, primarily the result of decreased amounts of invested cash during the 1996 period. See "-- Liquidity and Capital Resources."

     Interest expense consists of interest on notes assumed in the StatSpin acquisition and decreased to $5,000 for the six months ended June 30, 1996 from $37,000 for the comparable period due to repayment of the notes in full in March 1996.

     Other income consists principally of royalties for sales of licensed products and decreased to $32,000 for the six months ended June 30, 1996 from $67,000 for the comparable period due to lower reported sales of licensed products.

     Acquisition of in-process research and development for the six months ended June 30, 1995 reflects the acquisition of LDA which resulted in a non-recurring, non-cash charge of $3.2 million against earnings in the second quarter of 1995 for the acquisition of in-process research and development (i.e., work-in-process not yet cleared by the FDA). The FDA cleared The White IRIS(R) in May 1996.

     The income tax provision for the six months ended June 30, 1996 was $175,000 as compared to $28,000 for the comparable period in 1995. The effective tax rate increased to 17% for the six months ended June 30, 1996 from 4% for the 1995 period (before the non-recurring charge) due to expected utilization in 1996 of net operating loss carryforwards for which a portion of the related income tax benefit had previously been recognized for financial statement purposes. For the six months ended June 30, 1995, the income tax benefit from the utilization of net operating loss carryforwards was recognized in the period of utilization.

     The above factors contributed to net income of $867,000, or $0.13 per share, for the six months ended June 30, 1996 as compared to a net loss of $2.5 million, or $0.46 per share, for the six months ended June 30, 1995. The net loss for the 1995 period included the acquisition of LDA which resulted in a non-recurring, non-cash charge of $3.2 million against earnings in the second quarter of 1995 for the acquisition of in-process research and development. Excluding the effect of the acquisition, the Company would have had net income of approximately $657,000, or $0.11 per share, for the six months ended June 30, 1995.

  Comparison of Fiscal 1995 to Fiscal 1994

     Net sales increased to $15.0 million for 1995 from $12.5 million for 1994, an increase of $2.5 million or 20%. Sales of IVD imaging systems increased to $4.9 million in 1995 from $4.6 million in 1994, an increase of $311,000 or 7% over the prior year due to the sale of more systems in 1995. Sales of IVD imaging system supplies and service increased to $6.7 million from $5.0 million, an increase of $1.7 million or 34% over the prior year, due to the larger installed base of IVD imaging systems and the introduction of the new CHEMSTRIP(R)/IRIStrip(TM) urine test strips in late 1994. Sales of small instruments and supplies increased to $3.4 million from $2.9 million, an increase of $528,000 or 18%. The increase reflects generally higher sales of the StatSpin product line and the addition of the Biovation product line in March 1995. See "-- PSI and Other Recent Acquisitions."

     Cost of goods for IVD imaging systems decreased as a percentage of sales of IVD imaging systems to 46% for 1995 from 48% for 1994 due generally to a decline in material costs. Cost of goods for IVD imaging system supplies and service decreased as a percentage of sales of IVD imaging system supplies and service to 47% for 1995 from 50% for 1994 due to a decrease in service costs, offset to some extent, by lower gross margins on the CHEMSTRIP(R)/IRIStrip(TM) urine test strips. Cost of goods for small instruments and supplies decreased as a percentage of sales of small instruments and supplies to 57% for 1995 from 63% for 1994 due to higher gross margins on the recently added Biovation product line as well as improved gross margins on the StatSpin product lines due to increased sales volume. The net result of these changes and the overall change in product mix was an increase in gross margin to 51% for 1995 from 48% for 1994.

     Marketing and selling expenses increased to $2.9 million for 1995 from $2.1 million for 1994, an increase of $836,000 or 40%, due to increased spending on direct sales and after-sales support, and increased as a percentage of net sales to 20% from 17%.

     General and administrative expenses increased to $2.2 million for 1995 from $1.7 million for 1994, an increase of $442,000 or 26%, and remained constant as a percentage of net sales at 14%.

     Net research and development expenses increased to $1.2 million for 1995 from $663,000 for 1994, an increase of $557,000 or 84%, and also increased as a percentage of net sales to 8% from 5%. The increase in net research and development expenses was due principally to a decrease in reimbursements under research and development contracts and increased spending by the Company on the continued development of The White IRIS(R). Reimbursements under research and development contracts and joint development programs decreased to $843,000 from $1.1 million, a decrease of $268,000 or 24%, due to the acquisition of LDA. Total product technology expenditures increased to $2.4 million from $1.8 million, an increase of $563,000 or 31%, reflecting the addition of two new research projects, a modest increase in general research and development activity and continuing expenditures by the Company on The White IRIS(R) to complete its development and pursue FDA clearance.

     Interest income increased to $310,000 for 1995 from $168,000 for the prior year, primarily the result of increased amounts of invested cash during 1995 as a result of the exercise of outstanding warrants issued in connection with the formation of LDA and stock sales to employees under the Company's stock option and purchase plans.

     Interest expense consisted of interest incurred on notes issued by StatSpin and decreased to $43,000 for 1995 from $73,000 for the prior year due to a reduction in the outstanding principal balances.

     Other income consisted principally of royalties for sales of licensed products and remained constant at $111,000 for 1995 and 1994.

     Acquisition of in-process research and development in 1995 reflects the acquisition of LDA which resulted in a non-recurring, non-cash charge of $2.9 million against earnings in 1995 for the acquisition of in-process research and development.

     The income tax benefit for 1995 was $3.5 million as compared to a $79,000 provision in 1994. The Company recognized a deferred tax benefit of $3.6 million in 1995 due to a significant reduction in the Company's deferred tax asset valuation allowance. This reduction in the valuation allowance resulted principally from the Company's assessment of the realizability of its net operating loss carryforwards based on recent operating history as well as an assessment that operations will continue to generate taxable income. However, the amount of the deferred tax assets considered realizable could be reduced if the future taxable income during the carryforward periods is reduced.

     Net income increased to $2.4 million, or $0.37 per share, for 1995 as compared to net income of $1.6 million, or $0.28 per share, for 1994. Excluding the effects of the non-recurring charge against earnings for the acquisition of in-process research and development and the recognition of the tax benefit due to the reduction in the deferred tax asset valuation allowance, the Company would have had net income of approximately $1.7 million, or $0.26 per share, for 1995.

  Comparison of Fiscal 1994 to Fiscal 1993

     Net sales increased to $12.5 million for 1994 from $12.4 million for 1993, an increase of $77,000 or 1%. Sales of IVD imaging systems decreased to $4.6 million from $5.0 million, a decrease of $470,000 or 9% from 1993. Improved sales of IVD imaging systems in the last three quarters of 1994 were more than offset by unusually slow sales during the first quarter of 1994 caused by the combined effect of the introduction of a major healthcare reform initiative at the federal level and the Northridge earthquake which affected operations at the Company's Chatsworth facility. Sales of IVD imaging system supplies and service increased to $5.0 million from $4.0 million, an increase of $1.0 million or 26% over the prior year, due to the larger installed base of IVD imaging systems. Sales of small instruments and supplies decreased to $2.9 million from $3.4 million, a decrease of $483,000 or 14%. The decrease reflects lower sales levels of the StatSpin product lines due to a decline in sales to one customer.

     Cost of goods for IVD imaging systems increased slightly as a percentage of sales of IVD imaging systems to 48% for 1994 from 47% for 1993. Cost of goods for IVD imaging system supplies and service also increased slightly to 50% for 1994 from 49% for 1993. Cost of goods for small instruments and supplies increased as a percentage of sales of small instruments and supplies to 63% for 1994 from 61% for the prior year. The net result of these changes and the overall change in product mix was a slight decrease in gross margin to 48% for 1994 from 49% for 1993.

     Marketing and selling expenses remained constant at $2.1 million in 1994 and 1993 and also remained constant as a percentage of net sales at 17%.

     General and administrative expenses remained constant at $1.7 million in 1994 and 1993, and remained constant as a percentage of net sales at 14%.

     Net research and development expenses decreased to $663,000 for 1994 from $879,000 for 1993, a decrease of $216,000 or 25%, and also decreased as a percentage of net sales to 5% from 7% due principally to a reduction in research and development spending at StatSpin. Reimbursements under research and development contracts increased to $1.1 million from $539,000, an increase of $572,000 or 106%, due to increased funding from LDA for The White IRIS(R) project. Total product technology expenditures increased to $1.8 million from $1.5 million, an increase of $300,000 or 20%, primarily as a result of increased expenditures for development of The White IRIS(R).

     Interest income increased to $167,000 for 1994 from $110,000 for the prior year. This was the result of increased amounts of invested cash, generally higher interest rates and a greater emphasis on long-term investments.

     Interest expense consisted of interest incurred on notes issued by StatSpin and decreased to $73,000 for 1994 from $82,000 for the prior year due to paydown of outstanding principal balances on the notes.

     Other income consisted principally of royalties for sales of licensed products and increased to $111,000 for 1994 from $39,000 for the prior year due to higher reported sales of licensed products.

     The income tax provision for 1994 was $79,000 as compared to $58,000 for 1993. The effective tax rate remained relatively constant at 5% in 1994 as compared to 4% in 1993 due to a full valuation allowance being provided for the deferred tax assets in both years as a result of the uncertainty about the recoverability of the related tax benefits. The tax provisions consisted primarily of federal alternative minimum tax due to the utilization of net operating loss carryforwards.

     The above factors contributed to net income of $1.6 million, or $0.28 per share, for 1994 as compared to net income of $1.3 million, or $0.25 per share, for 1993.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited consolidated quarterly financial data for the ten consecutive quarters ended June 30, 1996 as restated to reflect the acquisition of StatSpin under the pooling-of-interests method of accounting. The Company believes that this information includes all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of such quarterly information when read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein. The operating results for any quarter are not necessarily indicative of the results for any future period.

                                                                      THREE MONTHS ENDED
                             ----------------------------------------------------------------------------------------------------
                                              1994                                     1995                           1996
                             ---------------------------------------  ---------------------------------------  ------------------
                             MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30
                             --------  --------  ---------  --------  --------  --------  ---------  --------  --------  --------
                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales................... $ 2,485   $ 3,135    $ 3,339   $ 3,510   $ 3,167   $ 3,716    $ 3,744   $ 4,395   $ 4,344   $ 4,785
Cost of goods sold..........   1,395     1,711      1,769     1,624     1,631     1,807      1,812     2,111     2,161     2,334
                              ------    ------     ------    ------    ------    ------     ------    ------    ------    ------
Gross margin................   1,090     1,424      1,570     1,886     1,536     1,909      1,932     2,284     2,183     2,451
                              ------    ------     ------    ------    ------    ------     ------    ------    ------    ------
Operating expenses:
  Marketing and selling
    expenses................     518       554        545       468       640       714        731       837       794       880
  General and administrative
    expenses................     337       396        431       563       428       519        481       740       719       770
  Research and development,
    net.....................     217       127        145       174       177       487        218       338       270       321
  Acquisition of in-process
    research and
    development.............      --        --         --        --        --     3,176         --      (276 )      --        --
                              ------    ------     ------    ------    ------    ------     ------    ------    ------    ------
        Total operating
          expenses..........   1,072     1,077      1,121     1,205     1,245     4,896      1,430     1,639     1,783     1,971
                              ------    ------     ------    ------    ------    ------     ------    ------    ------    ------
Operating income (loss).....      18       347        449       681       291    (2,987 )      502       645       400       480
Interest and other income,
  net.......................      73        34         54        45       118        87         65       107        82        80
                              ------    ------     ------    ------    ------    ------     ------    ------    ------    ------
Income (loss) before
  provision for income
  taxes.....................      91       381        503       726       409    (2,900 )      567       752       482       560
Provision (benefit) for
  income
  taxes.....................       5         5         11        58        12        16          3    (3,560 )      40       135
                              ------    ------     ------    ------    ------    ------     ------    ------    ------    ------
        Net income (loss)... $    86   $   376    $   492   $   668   $   397   $(2,916 )  $   564   $ 4,312   $   442   $   425
                              ======    ======     ======    ======    ======    ======     ======    ======    ======    ======
        Net income (loss)
          per share......... $  0.02   $  0.07    $  0.09   $  0.12   $  0.07   $ (0.53 )  $  0.09   $  0.64   $  0.07   $  0.06
                              ======    ======     ======    ======    ======    ======     ======    ======    ======    ======

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term investments decreased to $3.9 million at June 30, 1996 from $6.2 million at December 31, 1995. The decrease is primarily attributable to increased levels of inventory and accounts receivable, the acquisition of the Cen-Slide(R)urine sediment analysis system near the end of the first quarter of 1996 and the purchase of additional manufacturing and office equipment. Inventory levels during the first six months of 1996 increased to $4.0 million from $2.9 million. This increase was primarily due to the addition of the Model 900UDx(TM) to the product line, as well as the additional inventory of supplies and spare parts required to support the growing size of the installed base of IVD imaging systems. Total accounts receivable increased to $5.6 million at June 30, 1996 from $4.3 million at December 31, 1995. This increase was the combined effect of generally higher sales levels and extended payment terms on the sale of several IVD imaging systems to one customer which were collected in August 1996.

     In the six months ended June 30, 1996, the Company expended $424,000 for capital equipment, primarily for manufacturing and office equipment, and $288,000 in capitalized software development, primarily for the Model 900UDx(TM). The Company expended $821,000, $266,000 and $439,000 for capital equipment and $299,000, $25,000 and $81,000 in capitalized software development in 1995, 1994 and 1993, respectively.

     During the first six months of 1996, the Company generated cash of $278,000 from stock sales to employees under the Company's stock option and purchase plans and from exercises of stock options assumed in connection with the StatSpin acquisition. The Company generated cash of $1.7 million, $356,000 and $206,000 in 1995, 1994 and 1993, respectively, from exercises of outstanding warrants issued in connection with the formation of LDA and stock sales to employees under the Company's stock option and purchase plans.

     On July 31, 1996, the Company completed the PSI Acquisition for approximately $16.1 million in cash plus a five-year warrant to purchase 875,000 shares of the Company's Common Stock at $8.00 per share. The Company financed the cash portion of the purchase price with (i) a $7.0 million principal amount subordinated note issued to PSI's parent company (the "Subordinated Note"), (ii) a $7.8 million term loan from City National Bank (the "Bank") (the "Term Loan") and (iii) $1.3 million loan drawn under a new revolving line of credit with the Bank (the "Credit Facility").

     The Subordinated Note bears interest at a fixed rate of 8.5% per annum payable in quarterly installments. The entire principal amount is due on or before July 31, 2001. The Company may prepay the Subordinated Note at any time without premium or penalty. Under the terms of the Subordinated Note, upon the issuance by the Company of equity securities generating net proceeds in excess of $14.5 million, the Company shall apply fifty percent of the excess to the prepayment of the Subordinated Note. In accordance with these provisions, the Company will repay $2.8 million of principal of the Subordinated Note with the proceeds of the Offering, leaving an outstanding principal balance of $4.2 million. The payment of principal and interest on the Subordinated Note is subordinated in right of payment, to the extent and in the manner provided therein, to the prior payment in full of all indebtedness to the Bank.

     The Term Loan is collateralized by a first priority lien on all the assets of the Company and bears interest monthly at the Bank's prime rate (8.25% as of August 31, 1996) plus 0.25% through December 1, 1996 and 1.0% thereafter. The Company is required to repay $1.8 million of principal on or before December 1, 1996, $100,000 of principal each month thereafter commencing January 1, 1997 and the balance of $4.7 million on or before January 15, 1998. The Company may repay the Term Loan at any time without premium or penalty. As required by the provisions of the Term Loan, the Company will repay the entire outstanding balance of the Term Loan with the net proceeds of the Offering. The Term Loan imposes substantially the same operating and financial covenants on the Company as the Credit Facility (discussed below).

     The Company established the Credit Facility in July 1996. Under the terms of the Credit Facility, the Company can borrow and reborrow up to a maximum principal amount of $1.5 million at a variable interest rate equal to the Bank's prime rate (8.25% as of August 31, 1996). The Credit Facility matures June 1, 1997 and is collateralized by a first priority lien on all of the assets of the Company. The Credit Facility imposes certain operating and financial covenants on the Company, including, among other things, (i) financial covenants regarding minimum tangible net worth, a minimum fixed charge coverage ratio, a maximum ratio of senior liabilities to tangible net worth and a minimum ratio of current assets to current liabilities, (ii) restrictions on the disposition of assets other than in the ordinary course of business, (iii) covenants to maintain the Company's assets and appropriate insurance coverage and (iv) covenants to deliver from time to time certain financial and other information. As of August 31, 1996, there was approximately $200,000 of unused credit available under the Credit Facility. The Company will repay the entire outstanding balance of $1.3 million under the Credit Facility with the net proceeds of the Offering.

     In September 1995, the Company and Poly entered into a research and development agreement to develop the Poly Products using the Company's technology. These products are intended to have dual potential as both stand-alone products and enhancements to The Yellow IRIS(R) family of urinalysis workstations. Under the terms of this agreement, Poly will have the right to use Company technology and any newly-developed technology for developing, manufacturing and marketing the Poly Products as stand-alone devices, and the Company will have the right to use the newly-developed technology for any other purpose and to incorporate the Poly Products into The Yellow IRIS(R) family of products. Poly has retained the Company to conduct research, development, clinical evaluation and premarket testing of the Poly Products. The Company is funding the first $15,000 per month (up to a maximum of $500,000) of the cost of the project, and Poly is reimbursing the Company for the excess. Poly was organized by the Company in June 1995 and subsequently raised net proceeds of approximately $2.0 million in a private offering. The Company has an option until 121 days after termination of the agreement with Poly to acquire all of the common stock of Poly for an aggregate price increasing on August 1, 1997 from $4.4 million to $5.1 million payable in cash or shares of

Common Stock of the Company. If the Company elects to exercise its option, the portion of the net cost of the acquisition allocated to completed products would be capitalized and its subsequent amortization would impact future earnings. For the portion of the net cost of the acquisition allocated to in-process research and development, the Company would record a nonrecurring, noncash (if purchased with Common Stock), charge against then current earnings. See "Risk
Factors -- Option to Acquire Poly U/A Systems, Inc."

     The Company believes that its current cash on hand plus short-term investments, together with cash generated by operations and the net proceeds of the Offering, will be sufficient to meet its needs for at least the next year.

PSI AND OTHER RECENT ACQUISITIONS

     In 1995, the Company began implementing a strategy to achieve global IVD imaging leadership by expanding its product line of IVD imaging systems and adding complementary lines of small instruments and supplies.

     In July 1996, IRIS consummated the PSI Acquisition for approximately $16.1 million plus a five-year warrant to purchase 875,000 shares of Common Stock at $8.00 per share. See "-- Liquidity and Capital Resources." For the six months ended June 30, 1996, PSI's total revenues from this business increased to $3.6 million from $2.4 million, an increase of $1.2 million or 53% over the comparable period of the prior year. PSI generated total revenues from this business of $5.4 million, $4.3 million and $3.0 million in 1995, 1994 and 1993, respectively, reflecting annual increases of 25% and 46%, respectively.

     PSI has a significant international presence and generated 55% and 56% of its total revenues from international sales of the PowerGene(TM) product line for the six months ended June 30, 1996 and the twelve months ended December 31, 1995, respectively. With the PSI Acquisition, the Company acquired an overseas operation headquartered in Chester, England that supports agents and distributors in more than thirty-five countries. Prior to the acquisition, the Company's international sales were not significant. The Company intends to market all of its products globally through the international operations acquired from PSI and to enhance domestic sales of the PowerGene(TM) product line through the Company's existing operations. See "Risk Factors -- Government Regulation."

     The Company also acquired a significant research and development staff from PSI. PSI expended $797,000, $410,000 and $152,000 for research and development in 1995, 1994 and 1993, respectively. These expenditures were offset by research and development grants from the National Aeronautics and Space Administration ("NASA") and NIH totalling $489,000, $317,000 and $66,000 in 1995, 1994 and
1993, respectively.

     As a result of the PSI Acquisition, the Company expects to recognize a charge against earnings of approximately $7.2 million ($4.6 million net of deferred tax benefits) in the third quarter of 1996 for the acquisition of in-process research and development. In addition, interest expense is expected to increase substantially due to debt incurred in connection with the PSI Acquisition until the Company repays the majority of such debt with the net proceeds of the Offering. See "-- Liquidity and Capital Resources" and "Use of Proceeds." The Company also acquired a foreign subsidiary from PSI which conducts business in various foreign currencies. See "Risk Factors -- Currency Fluctuations."

     In March 1996, the Company purchased the Cen-Slide(R) 1500 System for centrifugal urine sedimentation and manual microscopic examination and certain other products for $788,000. The Company generated revenues from these products of approximately $153,000 for the three months ended June 30, 1996.

     In February 1996, the Company merged with StatSpin for approximately 340,000 shares of Common Stock and the assumption of options and warrants to purchase an additional 126,000 shares of Common Stock in a pooling-of-interests transaction for accounting purposes. Accordingly, the financial statements of the Company have been retroactively restated for all periods presented to include the financial position, results of operations and cash flows of StatSpin. StatSpin manufactures special-purpose centrifuges, application-specific consumable items and other small laboratory instruments. Through this acquisition, the Company acquired sample preparation technologies useful for future IVD imaging applications, as well as access to key distributors for its small laboratory instruments and supplies. StatSpin had net sales of $2.0 million for the six months ended June 30, 1996 and $3.1 million for the twelve months ended December 31, 1995.

     In June 1995, the Company purchased LDA for approximately 498,000 shares of Common Stock. LDA was a Company-sponsored research and development entity which provided funding for The White IRIS(R) leukocyte differential analyzer under a research and development agreement with the Company. See "-- Overview" and "Certain Relationships and Related Transactions."

     In March 1995, the Company purchased its digital refractometer product line from Biovation for $850,000 and warrants to purchase 75,000 shares of Common Stock at $8.125 per share. The Company generated revenues from this product line of approximately $226,000 for the six months ended June 30, 1996.

     The Company may pursue additional acquisitions in the future. See "Risk Factors -- Acquisitions and Expansion."

HEALTHCARE REFORM POLICIES

     In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the healthcare system, nationally, at the state level or both. Future legislation, regulation or payment policies of Third-Party Payors could adversely affect the demand for the Company's current or future products and its ability to sell its products on a profitable basis. Moreover, healthcare legislation is an area of extensive and dynamic change, and the Company cannot predict future legislative changes in the healthcare field or their impact on its business. See "Risk Factors -- Third-Party Reimbursement and Healthcare Reform Policies."

INFLATION

     The Company does not foresee any material impact on its operations from inflation.

RECENTLY-ISSUED ACCOUNTING STANDARDS

     In December 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation." The Company will adopt the disclosure method as provided for in SFAS No. 123.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of ("Statement 121"). Statement 121 addresses the accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used. Statement 121 also addresses the accounting for long-lived assets and certain identifiable intangibles to be disposed of, establishes guidance for recognizing and measuring impairment losses and requires that the carrying amount of impaired assets be reduced to fair value. Statement 121 was effective for fiscal years beginning after December 15, 1995. The impact of the adoption of Statement 121 was not material to the Company's June 30, 1996 financial statements.

                                    BUSINESS

OVERVIEW

     The Company designs, develops, manufactures and markets IVD imaging systems based on its patented and proprietary AIM technology for automating microscopic procedures performed in clinical laboratories. AIM combines the Company's capabilities in automating specimen presentation, including its patented slideless microscope, as well as its proprietary high-speed digital processing hardware and software to classify and visually present images of microscopic particles in easy-to-use displays. The Company's IVD imaging systems are designed to provide customers with consistent, more precise and timely results and labor cost-savings over manual methods of performing microscopy. The Company markets its products primarily to hospitals and clinical reference laboratories.

     The Company's goal is to achieve global leadership in automated IVD imaging. The Company is pursuing this goal by enlarging its line of IVD imaging systems with new applications, developing newer models for existing applications, expanding into new geographic markets, enhancing revenues from IVD imaging systems through more installations and increased product offerings of supplies, and adding complementary lines of small instruments and supplies which appeal to smaller laboratories.

     The Company pioneered its first IVD imaging application in 1983 with the introduction of the first of The Yellow IRIS(R) workstations for urinalysis. The Company believes that it is still the only supplier of laboratory systems which fully automate a complete urinalysis, and it recently introduced its fourth generation models which incorporate significant advancements in speed, utility and ease of use. Earlier this year, the Company received FDA clearance and began to market the Model 900UDx(TM) urine pathology system designed especially for the high-volume testing requirements of larger laboratories. The Company also provides ongoing sales of supplies and service necessary for operation of The Yellow IRIS(R) workstations. Most supplies are purchased by customers under standing orders and, following the initial one-year warranty period, the majority of customers purchase annual service contracts.

     In addition to urinalysis, the Company has also added new applications for its IVD imaging systems. It recently developed The White IRIS(R) leukocyte differential analyzer for the field of hematology. The FDA cleared The White IRIS(R) for marketing in May 1996, and the Company expects to initiate sales of this system in late 1996 or early 1997. The Company also plans to sell supplies and service for The White IRIS(R) comparable to those sold for The Yellow IRIS(R).

     As part of its goal to achieve global leadership in automated IVD imaging, the Company entered the field of genetics in July of this year with the PSI Acquisition, which included the PowerGene(TM) family of analyzers. The PowerGene(TM), an IVD imaging system for karyotyping, DNA probe analysis and comparative genomic hybridization, has experienced average annual worldwide sales growth of 35% over the last two fiscal years. The Company also acquired PSI's significant foreign operations which will enable the Company to expand in international markets with its other IVD imaging systems and products.

THE INDUSTRY

     As a result of cost containment pressures from Third-Party Payors, healthcare providers are focusing on the more efficient use of their resources, thereby driving providers to reduce costs while simultaneously improving patient care. Meeting this goal depends, in part, on reducing the cost and improving the clinical utility of medical tests for diagnosing and monitoring diseases, as well as reporting the results of these tests in timely and useful ways. See "Risk Factors -- Third-Party Reimbursement and Healthcare Reform Policies."

     Medical tests are performed either on the patient or on a specimen removed from the patient. IVD testing refers to analysis of a specimen -- urine ("urinalysis"), a sample of blood ("hematology"), chromosomes ("genetics") or other tissue or material removed from the patient -- usually in the clinical laboratory. Many IVD tests rely on chemical or simple physical measures of specific characteristics of the specimen. Over the past five decades, the chemical and particle-counting aspects of these tests have been largely converted from manual methods to automated instruments, such as clinical chemistry analyzers and blood cell counters.

     However, many other IVD tests require visual examination of the specimen through a microscope ("microscopy"). Manual microscopy requires numerous steps from specimen preparation to visual examination, making the method labor-intensive, cumbersome, biohazardous, inefficient and imprecise. More labor time is spent in performing manual microscopy, collectively, than in any other IVD testing procedure in the clinical laboratory. Despite these factors, a vast majority of microscopic procedures are still performed manually.

     The pressure to reduce the cost and improve the clinical utility of IVD tests, together with recent technological developments, have created an opportunity for automating microscopic procedures. Advances in image processing software, computer hardware and solid-state cameras have made it possible to capture digital images of microscopic specimens in a uniform manner and perform sophisticated analysis and classification of these images. The test results can then be electronically transmitted to the central computer system of the hospital or reference laboratory for clinical use and billing. The digital images of the specimen can also be stored in electronic format for future review and transmitted to remote locations for review by other technologists or specialists.

THE COMPANY'S STRATEGY

     The Company's objective is to be the global leader in automated IVD imaging by responding to the demands of healthcare providers to reduce the cost of IVD tests while simultaneously improving patient care. The Company's IVD imaging systems are designed to reduce the labor cost of microscopic examinations while improving the clinical utility and timeliness of their results. The Company is pursuing its objective through the following strategies:

     - Introducing New IVD Imaging Applications. The Company believes AIM technology has a number of potential applications in the clinical laboratory and is expanding beyond the field of urinalysis. The Company recently completed development of The White IRIS(R) leukocyte differential analyzer for hematology and expects to start sales of this system in late 1996 or early 1997. In July of this year, the Company strategically expanded into the field of genetics through the PSI Acquisition, which included the PowerGene(TM) family of IVD imaging systems.

     - Continuing Market Penetration for Current Applications of IVD Imaging Technology. Although more than 75% of all United States medical schools use The Yellow IRIS(R) urinalysis workstation, the Company estimates that it has penetrated less than 20% of the potential market in the United States for this family of systems. It plans to continue penetrating this segment of the IVD testing market with additional sales of its recently introduced fourth generation models of The Yellow IRIS(R) family, including the Model 900UDx(TM) urine pathology system which was designed especially for the high-volume testing requirements of larger laboratories. The Company also plans to intensify its rental program for these systems which generates revenues based on the number of tests performed by the customer which allows the Company to place its systems with customers who would not otherwise purchase the systems.

     - Expanding in New Geographic Markets. Until recently, the Company has marketed its IVD imaging systems almost exclusively in the United States. The PSI Acquisition in July of this year added significant foreign operations which the Company expects will enable it to expand the geographic market for its other IVD imaging systems and products.

     - Increasing Sales of Supplies and Service. Once an IVD imaging system is installed, the Company generates significant recurring revenue from sales of supplies and service for its operation. The Company seeks to enhance this revenue stream by installing more systems as well as increasing its product offering of supplies for each system. For example, the Company began selling the CHEMSTRIP(R)/IRIStrip(TM) urine test strips for The Yellow IRIS(R) systems at the end of 1994 and, when The White IRIS(R) system is introduced, will sell a patented cytoprobe for this system as well.

     - Adding Complementary Product Lines. Over the past year and a half, the Company has also added several complementary lines of small instruments and supplies which appeal to smaller laboratories and respond to the desire of integrated healthcare providers to purchase systems and supplies for a variety of clinical settings from one supplier.

     - Maintaining Technological Edge. The Company has an active research and development program to continually enhance its IVD imaging systems and explore other potential IVD imaging applications for its AIM technology. See "-- Research and Development."

See "Risk Factors -- Future Capital Needs and Uncertainty of Financing."

AIM TECHNOLOGY

     An effective system for automated microscopy in most applications requires technology for fast, consistent and easily discernible presentation of the specimen to the microscope ("front end processing") and for rapidly capturing, analyzing, classifying, enhancing, arranging and displaying images of the specimen ("back end imaging"). The Company has over the past seventeen years created and developed its patented and proprietary AIM technology to address both of these requirements, as well as developing significant patented and proprietary technology for certain applications.

     The Company's AIM technology automates all or most of the front end processing in its IVD imaging systems. For example, traditional urine sediment analysis requires manual preparation of a slide from the specimen requiring several steps, including centrifugation followed by carefully positioning, staining and coverslipping a sample extracted from the specimen. The slide is then placed under the microscope and manually manipulated and scanned by a technologist. This procedure is time-consuming, imprecise and carries the potential for human exposure to biohazards. In contrast, the Company's patented slideless microscope, used in The Yellow IRIS(R) and The White IRIS(R), allows microscopic examination of a moving specimen precisely positioned in a stream of fluid and eliminates the need for manual slide preparation, manipulation and scanning. The slideless microscope precisely positions the specimen to within microns in a thin layer for proper focusing as it flows past the microscope at high-speed ensheathed in a larger stream of fluid. The method of ensuring proper alignment, particle orientation, focus and measurement, called "imaging flow cytometry," is patented, and the Company is unaware of any other company which has developed similar technology. For those IVD tests where imaging flow cytometry is not optimal or possible, AIM technology automates the slide manipulation and scanning process. The Company's PowerGene(TM) genetic analyzers use this technology to automatically locate and focus microscopic particles on a slide as it is precisely manipulated and scanned by the system.

     Once the specimen is located and presented to the microscope, AIM's back end imaging automatically captures, digitizes, classifies, organizes and presents the microscopic images on a video monitor for review by the medical specialist. These digital images of the specimen can then be stored on magnetic or optical media for later retrieval, even years later. The Company is testing a system for digitally transmitting these images for remote review of the images and consultation on the diagnosis through network technology. See "Risk
Factors -- Technological Change."

PRODUCTS

  AIM Systems

     The Company has three families of AIM systems -- The Yellow IRIS(R), The White IRIS(R) and the PowerGene(TM). These systems incorporate sophisticated front end processing and back end imaging and are designed for sale to clinical laboratories performing a relatively high-volume of IVD tests.

     The Yellow IRIS(R) family of urinalysis workstations is used in over 250 hospitals nationwide, including over 75% of all United States medical schools. However, the Company believes it has penetrated less than 20% of the potential market in the United States for The Yellow IRIS(R) workstations. This family of IVD imaging systems currently consists of three models. Two models can also perform IVD imaging tests on a number of body fluids other than urine, including cerebrospinal, peritoneal, pleural, pericardial, synovial and seminal fluids as well as peritoneal dialyzates and lavages. The third model, the Model 900UDx(TM), is designed for laboratories testing high numbers of urine specimens. The Yellow IRIS(R) family of IVD imaging systems currently has list prices ranging from $85,000 to $195,000.

     The White IRIS(R) leukocyte differential analyzer is an automated high-speed workstation used to classify normal, as well as immature and other abnormal white blood cells. It was cleared by the FDA in May 1996 and, when introduced in late 1996 or early 1997, is expected to be the only commercially available system cleared for automated classification of abnormal white blood cells. The White IRIS(R) performs differential analysis which includes identifying the five types of normally occurring white blood cells plus a number of abnormally occurring immature white blood cells, variant lymphocytes and other cells. The Company also holds an exclusive, worldwide license to several patents which cover the unique cytoprobe used by The White IRIS(R), as well as the multi-colored expression of the cytoprobe in white blood cells. The Company expects to start sales of this system with an introductory list price of approximately $195,000.

     The PowerGene(TM) family of genetic analyzers performs certain chromosome tests such as karyotyping, DNA probe analysis in FISH procedures and comparative genomic hybridization. These tests are typically used for analyzing genetic abnormalities for both clinical uses (e.g. prenatal screening) and research applications (e.g. cancer studies). The genetics market is one of the fastest growing segments of the global IVD market. IRIS acquired this family of analyzers in July 1996 in the PSI Acquisition. The PowerGene(TM) analyzers currently have list prices ranging from $35,000 to $200,000 depending upon the selected options and configuration.

     IRIS believes its AIM technology may be suitable for a number of other potential IVD imaging applications such as cytology, microbiology and histology. See "Risk Factors -- Third-Party Reimbursement and Healthcare Reform Policies," "-- Government Regulation," "-- Technological Change" and "-- Competition."

  IVD Imaging System Supplies and Service

     In addition to sales of its IVD imaging systems, the Company obtains significant recurring revenue from sales of supplies used in the operation of these systems and from their service and repair. Supplies for The Yellow IRIS(R) family and The White IRIS(R) include the sheath fluid used to position the particles and cleanse the system in slideless microscopy; proprietary reagents such as the patented cytoprobe used by The White IRIS(R); and "controls" used in calibrating and monitoring the performance quality of the systems. The Company also sells the CHEMSTRIP(R)/IRIStrips(TM) for testing urine chemistry on The Yellow IRIS(R). The Company introduced the CHEMSTRIP(R)/IRIStrip(TM) urine test strips in late 1994 and has already converted over 80% of the installed base of systems to these new test strips.

  Small Instruments and Supplies

     The Company also manufacturers and markets a variety of small instruments and supplies for the clinical laboratory market. These products complement the Company's line of IVD imaging systems because they appeal to smaller laboratories and physician offices performing an insufficient number of tests to justify the capital cost of an IVD imaging system. These products also take advantage of the Company's reputation and expertise in urinalysis and respond to the desire of integrated healthcare providers to purchase systems and supplies for a variety of clinical settings (both large and small) from one supplier. This category of products includes special-purpose centrifuges, digital refractometers for measuring the specific gravity of urine, the Cen-Slide(R) 1500 System for centrifugal urine sedimentation and manual microscopic examination and other supplies intended primarily for the urinalysis market.

RESEARCH AND DEVELOPMENT

     The Company maintains an active research and development program to continually enhance its existing IVD imaging systems and explore other IVD imaging applications for its AIM technology. In 1995 and 1996, the Company focused its research and development efforts on the following major projects, as well as numerous other smaller projects:

     - Developing the Model 900UDx(TM). The Company completed development of its newest model in The Yellow IRIS(R) family, the Model 900UDx(TM). The Company received FDA clearance to market the Model 900UDx(TM) in March 1996 and began selling systems in May. The Model 900UDx(TM) is the industry's first and only fully-automated walkaway system for performing complete macroscopic, chemical and microscopic urinalysis profiles.

     - Upgrading The Yellow IRIS(R). The Company conducts an ongoing process of refining its AIM technology and the cost-effectiveness of its systems. Late in the third quarter of 1995, the Company completed development work on its fourth generation models of The Yellow IRIS(R) family which offer increased speed and other performance advantages over the previous generation of systems.

     - Completing The White IRIS(R). The Company has had a major program over a number of years, under sponsorship of NIH and later in conjunction with LDA, to develop The White IRIS(R). In May 1996, the Company received FDA clearance to market The White IRIS(R), and it is now refining engineering and manufacturing processes prior to commercial availability of The White IRIS(R) later this year or early 1997.

     As of August 15, 1996, the Company employed 34 people on its research and development teams. The Company's current research and development efforts include, among other things:

     - Developing the Next Generation Platform for Its IVD Systems. The Company is pursuing improvements designed to significantly increase speed and image resolution while simultaneously reducing the amount of technologist time required to operate the system.

     - Upgrading the PowerGene(TM) Karyotyping Software. Research and development efforts for this system are focused upon developing improved image classification algorithms.

     - Developing the Poly Products. The Company is developing the Poly Products, which are designed, among other things, to enhance future generations of The Yellow IRIS(R) family by improving the automated classification of the urine sediment and reducing the amount of specimen handling.

     - Testing a Telemedicine System. The Company is testing a telemedicine system for digitally storing and transmitting images of specimens captured by its IVD imaging systems.

     - Identifying Future Applications. The Company is performing experiments and customer research to identify future applications of its technology.

     The Company has in the past partially funded its research and development programs through (i) grants from NASA and NIH, (ii) joint development programs with strategic partners and (iii) Company-sponsored research and development entities. In recent years, the Company has entered into four significant projects, two joint development projects with strategic partners (BMC and BMG) and two projects with Company-sponsored research and development entities (LDA and Poly). The Company collaborated with BMC and BMG in the development of (i) the CHEMSTRIP(R)/IRIStrip(TM) urine test strips and a related urine test strip reader for The Yellow IRIS(R) and (ii) the Model 900UDx(TM), the latest model in The Yellow IRIS(R) family. The Company entered into a project with LDA for development of The White IRIS(R) leukocyte differential analyzer and later acquired LDA. The Company entered into a similar project with Poly which is ongoing for development of several new products to enhance automated urinalysis. The Company believes that it will be unnecessary to enter into any new development programs with Company-sponsored research and development entities in the future. See "Risk Factors -- Option to Acquire Poly U/A Systems, Inc.,"
"-- Government Regulation," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Transactions."

     The Company also acquired a significant research and development staff from PSI. PSI expended approximately $797,000, $410,000 and $152,000 for research and development in 1995, 1994 and 1993, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- PSI and Other Recent Acquisitions."

MARKETING AND SALES

     In the United States, the Company's IVD imaging systems are sold and serviced through the Company's own sales and service forces. Sales activities consist of direct sales by field sales representatives, telemarketing to initiate and aid in pursuing sales opportunities, logistics support of the field sales representatives and after-sales support to customers in the operation of their systems. Currently, 53 employees are engaged in sales and service activities. In addition to its sales activities, the Company promotes the advantages of its products through, among other things, advertising in trade journals, attendance at trade shows and direct mail. All sales of IVD imaging systems include installation, customer training and a one-year warranty. The Company's small instruments, targeted at primarily smaller customers, are sold through Fisher CMS, VWR Canlabs and other distributors. Through the PSI Acquisition, the Company acquired an overseas sales office and staff of 13 people based in Chester, England that supports agents and distributors in more than thirty-five countries. The Company intends to use the international sales channel acquired from PSI to market its other IVD systems and products.

     The Company also maintains a rental program under which it has several systems currently in place. Under the terms of the rental agreements, payments generally are based on the number of tests performed with a guaranteed monthly minimum payment to the Company. The Company is responsible for supply and service of the systems. Some hospitals lease systems through medical equipment leasing companies.

     In addition, the Company markets most of the supplies used in the operation of its IVD systems and maintains these systems through its own national service organization, including 19 field service engineers. Service, after a one-year warranty period, is generally sold under an annual service contract or, less frequently, on a per-call basis.

COMPETITION

     There are numerous large and well-financed companies engaged in active research and development programs within and outside of the medical instrumentation field that have considerable experience in areas of interest to the Company. The Company cannot determine if any such firms are currently engaged in potentially competitive research. However, one or more of these firms may be able to develop and introduce IVD systems comparable or superior to the Company's current products or any other product ultimately developed or acquired by the Company. See "Risk Factors -- Competition."

  Urinalysis

     The Company's primary products for the urinalysis market are The Yellow IRIS(R) family of urinalysis workstations. The principal competitive factors in this market are cost-per-test, ease of use, and quality of result. The Company believes The Yellow IRIS(R) competes favorably with regard to these factors in its target markets.

     The Company is unaware of any other competitor marketing an automated complete urinalysis system. The Company granted TOA a perpetual license to market an instrument performing only the urine sediment analyzer portion of a urinalysis using pre-1989 Company technology. Royalty reports from TOA indicate that, as of June 30, 1996, TOA has sold fewer than fifty systems, primarily in Japan. More recently, the Company learned that TOA is attempting to introduce its new UF-100 urine sediment analyzer in the United States. The Company subsequently asserted its rights under the agreement between the two companies to distribute the UF-100 in North America. TOA disputes the right of the Company to distribute this product and has initiated arbitration of the issue in accordance with the terms of the agreement. TOA has not sought damages but is seeking reimbursement of its legal fees. The Company has asked the arbitration panel to also rule on whether the Company is entitled to royalties on the UF-100 based on such agreement. See "-- Litigation."

     A number of hospitals conduct urine sediment examinations using the Kova system made by Hycor Biomedical, Inc., as well as several other similar products, all of which are composed largely of disposable plastic parts. These products provide a more standardized method of preparing urine sediment for microscopical examination as opposed to traditional means. While these disposable products help somewhat to overcome manipulative imprecision, they do so at the added expense of an increased number of disposable parts and offer little in time savings. BMC, Behring Diagnostics, Inc., a subsidiary of Hoechst AG, and the Bayer Diagnostics division of Bayer AG sell lines of urine test strips which are useful in determining the concentration of various chemical substances often found in urine. Some claims have been made that the absence of certain results determined with these test strips can preclude the need for microscopic examinations of some specimens.

  Hematology

     The Company's product for the hematology market will be The White IRIS(R) leukocyte differential analyzer. The principal competitive factors in this market are accuracy, precision, labor savings and ease of use. The Company believes The White IRIS(R) will compete favorably with regard to these factors.

     IMI is presently manufacturing an IVD imaging system called the Micro 21(TM) for performing a portion of the white blood cell differential and certain other analyses. In 1995, IMI entered into an exclusive sales, marketing and service arrangement with Coulter, a large manufacturer and distributor of blood cell counters. Unlike The White IRIS(R) which uses imaging flow cytometry, the Micro 21(TM) is a slide-based system. The Company expects to begin selling The White IRIS(R) in late 1996 or early 1997. The Company believes The White IRIS(R) has certain performance advantages over the Micro 21(TM). For example, The White IRIS(R) (1) uses a closed-tube sampling procedure which is safer and more convenient because it does not require slide preparation, (2) is more sensitive and precise because it counts significantly more white blood cells, (3) allows an easier-to-obtain and more complete answer because it automatically classifies variant, immature and other abnormal cells, as compared only to automated classification of normal cells by the Micro 21(TM), and (4) is more cost effective because it requires less attended time. However, there can be no assurance of the actual competitiveness of The White IRIS(R) until the Company begins marketing the system. See "Risk Factors -- Competition." In 1994, the Company notified IMI that the Company believes the Micro 21(TM) system infringes at least two of the Company's patents. The companies are now litigating the issue. See "-- Litigation."

     While other automated blood smear reading instruments capable of varying degrees of white blood cell differential analysis exist, they are relatively expensive. There is at least one such instrument that is in production (made by Omron, a Japanese company), but, to the Company's knowledge, it is not marketed outside of Japan. The Company is not aware of any current plans by Omron to market its white blood cell slide readers in the United States. TOA, Abbott Laboratories and Coulter, all manufacturers of blood cell counters, have begun displaying devices which automate the blood smear preparation process and are attachable to their respective analyzers but do not provide for automation of white blood cell differentials.

  Genetics

     The Company's products for the genetics market are the PowerGene(TM) analyzers. The principal competitive factors in this market are product features, software upgrades, clarity of output and customer service. The Company believes the PowerGene(TM) analyzers compete favorably with regard to these factors.

     The Company's primary competitor in this market is Applied Imaging which markets IVD imaging systems for prenatal and other genetic testing. Vysis is the only other present competitor the Company is aware of selling IVD imaging systems for this market. Its strategy has been to offer systems at a discount as a vehicle for selling its DNA probes, mostly into the genetics research market in the United States. However, it has not been as significant a competitor as Applied Imaging in the sale of genetic analyzers.

  Other Potential Competitors

     IRIS is aware of at least four other companies that sell IVD imaging systems, all for cytology and/or histology applications. They include Roche Image Analysis Systems, a subsidiary of F. Hoffman-La Roche, Inc., and Becton Dickinson Cellular Imaging Systems, a division of Becton Dickinson and Company. More recently, two newer ventures, Neuromedical Systems and Neopath, Inc., have begun marketing IVD imaging systems they have developed for PAP smear screening.

INTELLECTUAL PROPERTY

     The Company pursues broad protection of its proprietary technology through the filing of various patent applications. The Company has received eighteen United States patents related to its AIM technology and applications of such technology. Nine of these patents relate to core AIM technology, five are related to color image analytical qualities, two relate to specific applications of imaging analysis and two are for a method to fractionate blood cells. Six other United States applications have been filed and a number of foreign patents and applications corresponding to United States patents and applications have been filed or granted dealing with various areas of the Company's technology. Numerous additional disclosures of potentially patentable inventions have been made, some of which may result in additional patent applications. In connection with its recent acquisitions, the Company acquired another seventeen United States patents. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- PSI and Other Recent Acquisitions." These include one from Biovation for the digital refractometer, seven from StatSpin relating to centrifuges, eight from UroHealth Systems, Inc. for disposable urinalysis products and one from PSI for an aspect of its slide-handling technology.

     The Company also has an exclusive license from Cytocolor, Inc. for the patented 2-methylpolymethine ("2-MPM") cytoprobe to be used in The White IRIS(R). Cytocolor has pursued patent protection of this unique reagent through the filing of patent applications in the United States and abroad. Cytocolor has received United States patents relating to differential staining of immature leukocytes, subtypes in blood and bone marrow specimens and differential staining of lymphocyte subpopulations using this cytoprobe. Corresponding patents have been granted and issued in the United Kingdom, France, Italy, Canada, Germany and Japan. Under the terms of the license, the Company must pay Cytocolor royalties of $1,000 per system for the first 1,000 sales of The White IRIS(R) plus 8% of the net sales price of all consumable products containing the 2-MPM cytoprobe.

     The Company has received a letter from Coulter informing the Company that the specimen sampling device used on the The White IRIS(R) might fall within the claims of the Coulter patent. The Company has been offered the right to license the Coulter patent. The Company does not believe it is necessary to obtain such license and does not believe it is infringing this or, to the Company's knowledge, any other patent. However, there can be no assurance that the Company will not ultimately be required to seek a license from Coulter, or any other third party, or that such license would be available or, if available, would be available on terms commercially acceptable to the Company.

     In 1994, the Company notified IMI, a company demonstrating a slide-based imaging system used for white blood cell classification, that it believed IMI's system infringes at least two of the Company's patents. The companies are now litigating the issue. See "-- Litigation."

     The Company claims copyright in its software and the ways in which it assembles and displays images, but it has not filed copyright registrations with the United States Copyright Office or any comparable state or foreign agency. The Company also owns various trademarks for its products, including "IRIS", "The Yellow IRIS" and "The White IRIS", which have been federally registered. The Company owns numerous other federally registered trademarks and a number of unregistered trademarks. The Company intends to aggressively protect its copyrights and trademarks.

     Litigation regarding patents, trademarks, copyrights and other intellectual property rights, whether with or without merit, could be time-consuming and expensive and could divert the Company's technical and management personnel. There can be no assurance that the Company's litigation expenses will not increase in the future. Any change in the Company's ability to protect and maintain its proprietary rights could have a material adverse effect on the Company. See "Risk Factors -- Intellectual Property."

GOVERNMENT REGULATION

     Most of the Company's products are subject to stringent government regulation in the United States and other countries which govern the testing, manufacture, labeling, storage, record-keeping, distribution, sale, marketing, advertising and promotion of such products. Failure to comply with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices and criminal prosecution. See "Risk Factors -- Government Regulations."

     In general, medical devices must be cleared or approved by regulatory authorities prior to their commercial sale. The regulatory process can be lengthy, expensive and uncertain, and securing clearances or approvals may require the submission of extensive clinical data and other supporting information. The regulatory process for medical devices in the United States is governed by the FDC Act and FDA implementing regulations, and product clearance depends to a large degree on the classification of a particular device. The FDA classifies medical devices as Class I, II, or III on the basis of the degree of controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (provisions governing establishment registration; product listing; adulteration; misbranding; premarket notification; notification of unreasonable risk; repair; replacement or refund; recalls; device records and reports; and adherence to GMP regulations), and Class II devices are subject to general controls and special controls (e.g., performance standards, postmarket surveillance, patient registries and FDA guidelines). Class III devices are those that must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life sustaining, life supporting and implantable devices), and devices that were not on the market before May 28, 1976 ("new medical devices") for which the FDA has not made a finding of "substantial equivalence" based on a 510(k) Notification (discussed below). Class III devices usually require much more extensive clinical testing and FDA review prior to marketing and distribution.

     Before a new medical device can be commercially introduced in the United States, the manufacturer must obtain FDA clearance by filing a 510(k) Notification or FDA approval by filing a PMA Application. The FDA will clear a new medical device submitted using a 510(k) Notification if the submitted information establishes that the device is "substantially equivalent" to a legally marketed Class I or II medical device or to a legally marketed Class III device that does not itself require a PMA Application prior to marketing ("predicate device"). A 510(k) Notification must contain information to support a claim of substantial equivalence, which may include laboratory test results or the results of clinical studies. A 510(k) Notification for a device claiming substantial equivalence to a predicate Class III device is typically given an extensive review, comparable in certain respects to the review given to a PMA Application in thoroughness and time. Based on the Company's prior experience, it generally takes from three to six months from the date of submission of a 510(k) Notification to obtain clearance from the FDA, but it may take longer and such clearance may never be obtained. The Yellow IRIS(R) (including the Model 900UDx(TM)), The White IRIS(R) and the PowerGene(TM) analyzer were all cleared by the FDA through the 510(k) Notification process, and The White IRIS(R) received an extensive review because the FDA deemed it to be claiming substantial equivalence to a predicate Class III device (automated differential cell counter).

     If the FDA determines that a new medical device is not substantially equivalent to a predicate device, the manufacturer must file a PMA Application. The PMA Application process is significantly more complex, expensive and time consuming than the 510(k) Notification process, and a number of devices for which PMA approval has been sought by other companies have never been approved for marketing. A PMA Application requires much more extensive scientific data than a 510(k) Notification. Although The White IRIS(R) received a tier III level of review (which, as noted, is comparable to PMA Application review in thoroughness and time), the FDA has not previously required the filing of a PMA Application for any of the Company's products. However, there can be no assurance that the FDA will not require a PMA Application for any future products of the Company. Furthermore, FDA clearance of a 510(k) Notification or approval of a PMA

Application is subject to continual review, and later discovery of previously unknown problems may result in restrictions on a product's marketing or withdrawal of the product from the market.

     The FDA also regulates computer software, such as used in the Company's IVD imaging systems, that performs the function of a regulated device or that is intimately associated with a given device. The FDA is in the process of reevaluating its regulation of such software, and the Company cannot predict the extent to which the FDA will regulate such software in the future. Should the FDA increase regulation of such software, the Company's software platform may become subject to more extensive regulatory processes and clearance requirements. See "Risk Factors -- Government Regulation."

     The Company is also required to register as a medical device manufacturer with the FDA and comply with GMP regulations. The GMP regulations require, among other things, that (i) the manufacturing process for each medical device must be controlled by the use of written procedures, (ii) each step of the manufacturing must be validated by extensive and detailed testing; and (iii) the manufacturer must demonstrate its ability to produce medical devices which meet the manufacturer's specifications. The GMP regulations also require investigation of any deficiencies in the manufacturing process or in the products produced and detailed record keeping. The FDA inspects manufacturing facilities on a periodic basis to monitor compliance with GMP requirements. The FDA has inspected the Company most recently in March of 1996. During this last inspection, the FDA cited the Company for a few minor deficiencies for which certain remedial steps have been taken and the remainder are already underway.

     Labelling, advertising and promotional activities for medical devices are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The FDA also enforces statutory and policy prohibitions against promoting or marketing medical devices for unapproved uses.

     The FDA has statutory authority to institute civil administrative proceedings or court enforcement actions against medical device manufacturers and distributors for violations of applicable requirements of the FDC Act and FDA implementing regulations. A finding of liability in an administrative proceeding can result in the imposition of civil monetary penalties. Court enforcement actions, involving seizure of products, injunction against continued distribution of products or criminal prosecution, can result, respectively, in destruction of products, orders against further distribution of products, or criminal fines if the FDA prevails. The FDA can also require the recall of an already-marketed medical device when the agency believes that the product would cause serious adverse health consequences or deaths if marketing were allowed to continue.

     In the United States, many states have also enacted statutory provisions regulating medical devices. The State of California's requirements in this area, in particular, are extensive, and require registration with the state and compliance with regulations similar to the GMP regulations of the FDA. The impact of such regulations have been minimal on the Company. The Company has been inspected from time to time by the California Department of Health Services, and the results of these inspections have generally been favorable.

     Exports of medical devices manufactured in the United States are allowed if the devices have satisfied applicable premarket approval or notification requirements and are not adulterated or misbranded. The Company has satisfied the necessary notification requirements for export with respect to The Yellow IRIS(R), The White IRIS(R) and the PowerGene(TM) system. An unapproved medical device manufactured in the United States can also be exported to 23 so-called "Tier 1" countries without prior FDA export approval, if the device has valid marketing authorization in a "Tier 1" country and the device complies with the laws of the importing country, subject to notification to the FDA at the time of export. Exports of medical devices not approved in the United States to non-"Tier 1" countries need prior FDA approval. In addition, exports of unapproved medical devices manufactured in the United States for export for clinical investigations in "Tier 1" countries, or where marketing authorization is imminent in a "Tier 1" country, may be made without prior FDA approval, provided that a notice is submitted to the FDA at the time of export.

     In addition to domestic regulation of medical devices, many of the Company's products are subject to regulations in the foreign jurisdictions in which it operates or sells products. The requirements for the sale of medical devices in foreign markets vary widely from country to country, ranging from simple product registrations to detailed submissions similar to those required by the FDA. The Company currently markets the PowerGene(TM) analyzer internationally in more than thirty-five countries but has not yet applied for regulatory clearances or approvals to market The Yellow IRIS(R) or The White IRIS(R) in most of these countries. The regulation of medical devices in a number of these foreign jurisdictions continues to develop and there can be no assurance that new laws or regulations will not have a material adverse effect on the Company's business. CE Mark certifications are required for the sale of many products in certain international markets such as the European Community. CE Mark certifications require the preparation and implementation of stringent written procedures for manufacturing and testing a product as well as careful documentation of the entire manufacturing process. The Company is actively pursuing CE Mark certification for many of its products, but there can be no assurance that the Company will be successful in securing such certification.

PSI AND OTHER RECENT ACQUISITIONS

     In 1995, the Company began implementing a strategy to achieve global IVD imaging leadership by expanding its product lines of large IVD imaging systems and adding complementary lines of small instruments and supplies. See "Management's Discussion and Analysis of Financial Condition and Results and Operations -- PSI and Other Recent Acquisitions" and "Risk
Factors -- Acquisitions and Expansion."

FACILITIES

     The Company leases all of its facilities. The leases expire at various times over the next four years. The Company's headquarters are located at 9162 Eton Avenue, Chatsworth, California 91311. The table below sets forth certain information regarding the Company's leaseholds as of August 15, 1996:

                                  APPROX.
                                    SIZE        MONTHLY
             LOCATION            (SQ. FT.)        RENT                        USE
    ---------------------------  ----------     --------     --------------------------------------
    Chatsworth, CA.............    26,000       $ 13,600     Sales, Research and Development, and
                                                             Manufacturing
    League City, TX............     7,000       $  8,400     Sales, Research and Development, and
                                                             Manufacturing
    Norwood, MA................    11,000       $  7,100     Sales, Research and Development, and
                                                             Manufacturing
    Chester, England...........     5,000        L 3,100     Sales and Manufacturing

     Although the Company believes that its facilities are adequate to meet its current needs, the Company anticipates that additional space will be required in the near future at its headquarters facility in Chatsworth to facilitate the integration of recent acquisitions and accommodate future growth. The Company may elect to lease additional space or a larger headquarters facility. While the Company believes both are available for lease in suitable locations, there can be no assurances that the Company will be able to lease such space on satisfactory terms.

EMPLOYEES

     At August 15, 1996, the Company had 157 full-time employees, as compared to 105 at the end of 1995, and 86 at the end of 1994. No employees are covered by collective bargaining agreements, and the Company believes that its employee relations are good. The Company's success depends in large part on its ability to attract and retain experienced personnel. Such experienced personnel are in great demand, and the Company must compete for their services with other firms which, because of their maturity and resources, might be able to offer more favorable salaries and/or benefits.

LITIGATION

     In 1994, the Company became aware that IMI was demonstrating a new slide-based microscopic imaging system at various trade shows. After further examination of the IMI system, the Company notified IMI that its system infringed upon at least two of the Company's patents. The parties then entered into negotiations regarding the licensing to IMI of these and possibly other Company patents. The parties were unable to reach an agreement and, on September 27, 1995, IMI filed a complaint in the United States District Court for the Southern District of Florida (Case No. 95-8594CIV). In its complaint, IMI seeks, among other things, declaratory judgments that: (i) IMI's system does not infringe upon either of the two Company patents in question; (ii) both of such Company patents are invalid or unenforceable; and (iii) the Company is in violation of certain United States antitrust laws. The Company is defending the validity and enforceability of both patents and the antitrust claims and pursuing infringement counterclaims against IMI.

     In 1995, TOA began displaying the UF-100 urine sediment analyzer. The Company subsequently asserted its rights under a 1988 agreement between the two companies to distribute the UF-100 in North America. TOA disputed the right of the Company to distribute the product and commenced an arbitration proceeding in March 1996 before the International Chamber of Commerce to determine whether it was obligated to allow the Company to distribute the UF-100. TOA seeks a ruling that the UF-100 is not covered by the distribution provisions of the 1988 agreement. TOA has not sought damages but is seeking reimbursement of its legal fees. The Company has asked the arbitration panel to also rule on whether the Company is entitled to royalties on the UF-100 based on such agreement. See "Risk Factors -- Competition."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding the directors and executive officers of the Company as of September 1, 1996:

                  NAME                  AGE               POSITION WITH THE COMPANY
    --------------------------------    ---   -------------------------------------------------
    Fred H. Deindoerfer.............    66    Chairman of the Board of Directors, President and
                                              Chief Executive Officer
    John A. O'Malley................    63    Director
    Steven M. Besbeck...............    48    Director
    Thomas F. Kelley................    64    Director, Vice President, Science and Technology
                                              and General Manager of StatSpin
    Edward Randall, III.............    69    Director
    Jeffrey S. Williams.............    30    Executive Vice President and Chief Operating
                                              Officer
    Martin S. McDermut..............    45    Vice President, Finance and Administration and
                                              Chief Financial Officer
    Frank C. Becker.................    47    Vice President, Marketing
    Achille M. Bigliardi............    53    Vice President, Sales and Service
    Kenneth R. Castleman............    54    Vice President, Research
    Paul Douglas....................    45    Vice President, International Sales
    Harvey L. Kasdan................    55    Vice President, Engineering and Product
                                              Development
    Alan E. Koontz..................    43    Vice President, Business Development
    Jimmie R. Kyle..................    45    Vice President, Manufacturing Operations
    Anthony G. Landells.............    43    Vice President, International Operations and
                                              Managing Director of U.K. subsidiary
    Joseph E. Whittier..............    46    Vice President, Sales and Distributor Relations
    E. Eduardo Benmaor..............    47    Secretary, Controller and Principal Accounting
                                              Officer

     The Board of Directors is divided into three classes with the directors in each class holding office for staggered terms of three years each or until their successors have been duly elected and qualified. Officers serve at the discretion of the Board of Directors. There are no familial relationships among the directors and executive officers of the Company.

     Fred H. Deindoerfer, a Company founder, was elected a director of the Company in 1980, became Chairman of the Board of Directors, President and Chief Executive Officer later that year and has served continuously in these capacities since then. In addition, he served as Chief Financial Officer from 1991 until August 1996. Prior to his employment with the Company, Dr. Deindoerfer served as Executive Vice President of International Diagnostic Technology, an IVD company which was acquired by Boehringer Ingelheim, and earlier as an international group Vice President of American Hospital Supply Corporation after serving as Vice President of such corporation's McGaw Laboratories Division. He holds a B.S. from the University of Illinois, an M.S. from Columbia University and a Ph.D. from the University of Pennsylvania, all in Chemical Engineering. Dr. Deindoerfer also is President of Poly.

     John A. O'Malley has served as a director of the Company since 1988. He is President of Second Opinion, a consulting firm serving the healthcare diagnostic and biotechnology industry and a member of the Office of the President of Litmus Concepts, Inc., a developer of point-of-care diagnostic tests for the women's healthcare market. Previously, he was worldwide director of chemical manufacturing operations for the Milligen/Biosearch Division which Millipore Corporation acquired from New Brunswick Scientific where Dr. O'Malley had been its Vice President and General Manager. Previously, he was President of Primary Diagnostic Systems and President of Smith Kline Instruments, both IVD companies. Dr. O'Malley received his B.S. degree in Chemistry from Rutgers, the State University of New Jersey, and his Ph.D. degree in Physical Chemistry from the University of Pennsylvania. He also serves as Chairman of the Board of Directors, Executive Vice President and General Manager of Poly.

     Steven M. Besbeck has served as a director of the Company since 1990. He is President, Chief Executive Officer and Chief Financial Officer of Creative Computer Applications, Inc. ("CCA"), a position he has held since 1983, as well as one of its directors since 1980. CCA designs, develops, services and markets laboratory, pharmacy and radiology information systems for clinical laboratories. Prior to his involvement with CCA, Mr. Besbeck was a director, President and Chief Executive Officer of American Cytogenetics, Inc., a specialty clinical laboratory, at various times over an eight-year period. Mr. Besbeck holds a B.S. in Finance from California State University, Long Beach.

     Thomas F. Kelley was appointed a director of the Company in March 1996 and elected to his first three-year term in June. In July 1996, he was named Vice President of Science and Technology. From 1982 to the time of its acquisition by the Company, he was President and Chairman of the Board of StatSpin. Prior to founding StatSpin, Dr. Kelley was employed by Instrumentation Laboratory, Inc., in roles of Director of Market Development and Director of Applied Research among others. He is a noted speaker at national and international conferences on biotechnology and clinical laboratory instrumentation. Dr. Kelley received his A.B. and M.A. degrees in Biology from Boston University in 1954 and 1955, respectively, and his Ph.D. in Biochemistry from Brown University in 1959. He also serves as a director of BioNostics, Inc., an Acton, Massachusetts-based original equipment manufacturer and private-label manufacturer of reagents, controls and calibrators.

     Edward Randall, III was appointed as a director of the Company in August 1996 following the Company's acquisition of PSI. He was the principal owner of PSI since 1992, and for the past twelve years, he has been a private investor and has served as a director of numerous companies. Prior to this, Mr. Randall was Chief Executive Officer of the investment banking firm of Rotan Mosle Inc. until its merger with PaineWebber Inc. in 1984. He earned a B.A. in Economics at the University of Texas at Austin and currently serves as a director of Enron Oil & Gas Company, KN Energy, Inc. and PaineWebber Group Inc.

     Jeffrey S. Williams joined the Company as Executive Vice President and Chief Operating Officer in January 1996. He was Vice President and Global Business Manager, Urinalysis, for Boehringer Mannheim, the parent company of BMC and BMG and the world's second-largest diagnostics company. Prior to his global role at Boehringer Mannheim's world headquarters in Mannheim, Germany, he was Director of North American Urinalysis at its Indianapolis-based United States affiliate since 1991. He also held earlier marketing and sales roles with the University of Michigan and Organon Pharmaceuticals, a division of Akzo Nobel. Mr. Williams holds an M.B.A. from the University of Michigan in Marketing and Corporate Strategy, and received his B.S. in Biology from Alma College.

     Martin S. McDermut joined the Company as Vice President of Finance and Administration and Chief Financial Officer in September 1996. Immediately prior to this appointment, he was Chief Financial Officer of Edudata Corporation which acquired Dental/Medical Diagnostic Systems in March of 1996. Dental Medical Diagnostic Systems develops, manufactures and markets intraoral dental cameras. From June 1995 to April 1996, Mr. McDermut was Vice President and Chief Financial Officer of All-Comm Media Corporation, and, prior to that, he held the same roles at Pet Metro, Inc., an early stage retail chain which filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code on April 13, 1995. From 1975 to 1993, he was with the accounting and consulting firm of Coopers & Lybrand L.L.P., beginning as a partner in 1988. From 1990 to 1993, Mr. McDermut practiced in the firm's Los Angeles Entrepreneurial Advisory Services Group and was named its head in 1992. He is a Certified Public Accountant and holds an M.B.A. in Finance and Accounting from the University of Chicago and a B.A. in Economics from the University of Southern California.

     Frank C. Becker joined the Company in August 1996 as Vice President of Marketing. From 1991 until August 1996, he held a number of marketing and new product development roles with BMC, lastly as Global Product Line Manager for Urinalysis based in Mannheim, Germany. Previously, Mr. Becker held marketing management roles with Miles, Inc. (now part of Bayer AG), Kendall-Futuro and Angenics, all companies in the medical industry. He holds a B.S. in Biology from Briar Cliff College, a Certificate in Medical Technology from Bergan Mercy School of Medical Technology and did graduate studies at the University of Nebraska Medical Center and the Keller Graduate School of Business.

     Achille M. Bigliardi joined the Company in 1991 as Western Regional Sales Manager and was promoted to Director of Sales in 1993 and to Vice President of Sales and Service in 1994. From 1982 until joining the Company, Mr. Bigliardi served as Executive Vice President, General Manager of Sclavo Inc. ("Sclavo"), a European-based multinational medical diagnostics company, and President and co-founder of Aktis Corporation prior to its acquisition by Sclavo. Previously, Mr. Bigliardi served as Vice President and Director of Marketing of SSI, Inc. and before then as Director of Sales of International Diagnostic Technology, both IVD companies. Mr. Bigliardi earned his B.S. and M.S. degrees in Electrical Engineering from the University of Michigan.

     Kenneth R. Castleman joined the Company as Vice President of Research in July 1996 upon the Company's acquisition of PSI. He was Vice President of Research and Development of PSI since 1992 and cofounded its predecessor company, Perceptive Systems, in 1984. A world-renowned imaging scientist, Dr. Castleman was formerly a Senior Scientist at the NASA Jet Propulsion Laboratory and a lecturer in biomedical imaging and digital imaging processing at California Institute of Technology and the University of Texas, subjects on which he has authored two textbooks and numerous articles. He holds B.S., M.S. and Ph.D degrees in Electrical Engineering from the University of Texas at Austin.

     Paul Douglas joined the Company as Vice President of International Sales in July 1996 upon the Company's acquisition of PSI. He previously held the role of Vice President of Sales at PSI since joining that corporation in 1992. He has prior experience in digital imaging technology sales and marketing as Director of Sales at Applied Imaging's UK-based international operations, as well as senior sales management positions with UK-based Imaging Recognition Systems and Joyce Loebl, both acquired by Applied Imaging. Mr. Douglas holds a Full Technological Certificate in Electronic Engineering.

     Harvey L. Kasdan joined the Company in 1982 as Manager of Systems Engineering and was promoted to Vice President of Research in 1987 and named Vice President of Engineering and Product Development in 1996. He has also served as Director of Product Development, Director of the Company's DNA Systems Project and Director of Research and Development. Prior to joining the Company, Dr. Kasdan was a Vice President at Recognition Systems, Inc. and a Senior Engineering Specialist with Litton Industries. He earned his B.S. and M.S. in Electrical Engineering from Massachusetts Institute of Technology and his Ph.D in Engineering from the University of California at Los Angeles.

     Alan E. Koontz joined the Company in 1994 as Vice President, Marketing and Business Development and was named Vice President, Business Development in 1996. For the previous six years he was Vice President of Marketing and Sales of Axxiom Chromatography, Inc., a manufacturer of analytical laboratory software products. Dr. Koontz also directed urinalysis and clinical chemistry marketing at Behring Diagnostics. He holds a B.S. in Chemistry from Stanford University and a Ph.D. in Biochemistry from the University of California.

     Jimmie R. Kyle joined the Company in 1983 as a field service engineer and later served in the positions of National Service Manager, Director of Quality and Director of Manufacturing. Mr. Kyle was promoted to Vice President of Manufacturing and Product Reliability in 1994 and Vice President, Manufacturing Operations in July 1996. After graduating from the University of Arkansas in 1974, Mr. Kyle served as a Biomedical Engineer with the Veterans Administration until joining the Company.

     Anthony G. Landells joined the Company as Vice President of International Operations and Managing Director of its United Kingdom subsidiary in July 1996, upon the Company's acquisition of PSI. Previously, he was President of PSI and also Managing Director and Chief Executive of PSI's United Kingdom subsidiary, roles he held since joining PSI in 1992. A veteran in the field of digital imaging technology, he was formerly Managing Director of Applied Imaging's UK-based international operations, and earlier held senior management positions with Image Recognition Systems and Joyce Loebl, both acquired by Applied Imaging.

Mr. Landells earned a B.S. in Electronic Engineering and an M.S. in Computer Systems and Applications from the University of Sunderland in the United Kingdom.

     Joseph S. Whittier joined the Company as Vice President of Sales and Distributor Relations in May 1996. Since 1995, he was the Vice President of Sales and Marketing of StatSpin prior to its acquisition by the Company. From 1991 to 1995, he served as a Marketing Manager for Kollsman Manufacturing Company, a private label designer and manufacturer of instruments for companies selling to the clinical laboratory market. Earlier, he held marketing roles at Instrumentation Laboratory and held a number of sales positions with Fisher Scientific. Mr. Whittier has a B.A. in Medical Technology from Northeastern University and an M.A. from the University of Northern Colorado.

     E. Eduardo Benmaor joined the Company in 1988 as Director of Accounting and became Secretary, Controller and Principal Accounting Officer in 1991. Prior to joining the Company, Mr. Benmaor served in various accounting and management positions, including Assistant Regional Controller for the In-Flite Division of the Marriott Corporation. He is a graduate of California State University at Northridge, holding a B.S. degree in Accounting. Mr. Benmaor is also Vice President, Secretary and Treasurer of Poly.

EXECUTIVE COMPENSATION

  Summary Compensation Table

     The following table sets forth the annual and long-term compensation of the Chief Executive Officer of the Company and the four other most highly compensated individuals serving as executive officers for the fiscal year ended December 31, 1995 whose total annual salary and bonus exceeded $100,000 during 1995 (the "Named Officers").(1)

                                                                                       LONG-TERM
                                                                                      COMPENSATION
                                                                                         AWARDS
                                                        ANNUAL COMPENSATION           ------------
                                                -----------------------------------    SECURITIES
                                                                       OTHER ANNUAL    UNDERLYING     ALL OTHER
                                                                       COMPENSATION     OPTIONS/     COMPENSATION
   NAME AND PRINCIPAL POSITION(2)     YEAR(3)   SALARY($)   BONUS($)      ($)(4)       SARS(#)(6)       ($)(5)
- ------------------------------------  -------   ---------   --------   ------------   ------------   ------------
Fred H. Deindoerfer.................    1995    $ 157,000   $ 86,350     $ 22,473        50,000        $  1,500
  President, Chief Executive            1994      150,000     78,700       21,600        40,000           1,500
  Officer, Chief Financial Officer      1993      144,000     53,818       21,600        24,000             625
  and Chairman of the Board of
  Directors
Achille M. Bigliardi................    1995       96,000     35,575       23,190        12,000              --
  Vice President, Sales and Service     1994       90,000     19,006        5,900        21,400              --
Harvey L. Kasdan....................    1995       92,000     28,085       16,111            --              --
  Vice President, Research and          1994       88,000     15,424       13,198        20,000              --
  Development                           1993       85,000     19,534       12,750         8,000              --
Alan E. Koontz......................    1995       90,000     19,752           --        20,000              --
  Vice President, Marketing and New     1994       85,000     13,226           --        20,000              --
  Business Development

- ---------------
(1) For the year ended December 31, 1995, the Company had, in addition to its Chief Executive Officer, only three executive officers whose total annual salary and bonus exceed $100,000.

(2) The principal position indicated is such officer's position as of December 31, 1995. During 1996, the Company hired Jeffrey S. Williams as its Chief Operating Officer and Martin S. McDermut as its Chief Financial Officer.

(3) Information is provided only for those years in which the individual served as an executive officer.

(4) Represents the dollar value of the difference between the price paid for Common Stock purchased under the Company's Key Employee Stock Purchase Plan and the fair market value of such shares on the date of purchase. Excludes perquisites and other personal benefits, securities or property, which did not in any year exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the Named Officer for such year.

(5) Represents premiums paid by the Company for term life insurance for the benefit of the Named Officers in excess of amounts available under the Company's group plan.

(6) No stock appreciation rights were granted to the Named Officers during the year ended December 31, 1995.

  Option Grants in Last Fiscal Year

     The following table sets forth grants of stock options during the year ended December 31, 1995 to the Named Officers.(1) No stock appreciation rights were granted during such year.

                                             INDIVIDUAL GRANTS                    POTENTIAL REALIZABLE VALUE
                            ----------------------------------------------------       AT ASSUMED ANNUAL
                              NUMBER OF     % OF TOTAL                                PERCENTAGE RATES OF
                             SECURITIES    OPTIONS/SARS   EXERCISE                 STOCK PRICE APPRECIATION
                             UNDERLYING     GRANTED TO     OR BASE                    PER OPTION TERM(4)
                            OPTIONS/SARS   EMPLOYEES IN     PRICE     EXPIRATION  ---------------------------
           NAME             GRANTED(#)(2)  FISCAL YEAR    ($/SH)(3)      DATE       0%        5%       10%
- --------------------------- -------------  ------------  -----------  ----------  -------  --------  --------
Fred H. Deindoerfer........     50,000         23.8%        $6.06       12/16/05  $53,500  $277,700  $621,600
Achille M. Bigliardi.......      2,000          0.9          4.25       01/29/05    1,500     7,800    17,400
                                10,000          4.8          6.22       10/15/05   10,900    56,900   127,600
Alan E. Koontz.............     20,000          9.5          4.25       01/29/05   15,000    78,000   174,000

- ---------------
(1) Harvey L. Kasdan received no grants of stock options during the year ended December 31, 1995.

(2) These options are exercisable in cumulative one-third installments commencing one year from date of grant, with full vesting occurring on the third anniversary date.

(3) All options were granted at 85% of market value at the date of grant.

(4) The potential realizable value of the options granted in 1995 to each of these Named Officers was calculated by multiplying those options by the difference of (a) the assumed market price of Common Stock on the tenth anniversary of the option grant date if the market price of Common Stock were to increase 0%, 5% or 10% in each year of the option's 10-year term less (b) the option exercise price. The 0%, 5% and 10% appreciation rates are mandated by the Securities and Exchange Commission and no representation is made that Common Stock will appreciate at these assumed rates or at all.

  Aggregated Option Exercises in Last Year and Year-End Option Value

     The following table sets forth information with respect to the exercise of stock options during the year ended December 31, 1995 and the final year-end value of unexercised options. None of the Named Officers exercised stock appreciation rights during the year ended December 31, 1995 or held any such rights at the end of such year.

                                                              NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                 OPTIONS/SARS AT               OPTIONS/SARS AT
                                                               FISCAL YEAR END(#)           FISCAL YEAR-END($)(1)
                        SHARES ACQUIRED        VALUE        -------------------------     -------------------------
         NAME           ON EXERCISE(#)      REALIZED($)     EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
- ----------------------  ---------------     -----------     -------------------------     -------------------------
Fred H. Deindoerfer...        --                $--               69,333/84,667               $355,333/$218,417
Achille M.
  Bigliardi...........        --                 --               21,133/30,467                 92,448/  95,192
Harvey L. Kasdan......        --                 --               24,400/16,000                119,343/  58,667
Alan E. Koontz........        --                 --                6,667/33,333                 27,700/ 127,900

- ---------------
(1) Represents the difference between the closing price of Common Stock on December 31, 1995 and the exercise price of the options.

COMPENSATION OF DIRECTORS

     Under the Company's standard compensation arrangement with its directors, each non-employee director receives a $13,500 per year retainer for consulting services provided to the Company, which includes normal, routine services as a Board member. With the prior approval of the President of the Company, additional consulting time is compensated at the rate of $1,125 per day. During 1995, Dr. O'Malley and Mr. Besbeck, the Company's outside directors, were each paid $12,000 by the Company for their services. Non-employee directors are also annually awarded stock options for 5,000 shares of Common Stock, except Mr. Randall who has waived his rights to such options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consists of Dr. O'Malley and Mr. Besbeck. No member of the Compensation Committee has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity. During 1995, Dr. O'Malley and Mr. Besbeck received 6,183 and 1,288 shares of Common Stock, respectively, in connection with the Company's purchase of their shares of LDA and Dr. O'Malley purchased one unit in the offering by Poly. See "Certain Relationships and Related Transactions."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BOEHRINGER MANNHEIM AND AFFILIATES

     From 1994 to 1996, the Company entered into two joint development projects with BMC and BMG. Under the first project, BMC designed and now supplies the CHEMSTRIP(R)/IRIStrip(TM) urine test strip reader and the CHEMSTRIP(R)/IRIStrip(TM) urine test strips especially for The Yellow IRIS(R). The Company is the exclusive distributor of the CHEMSTRIP(R)/IRIStrip(TM) urine test strips which are currently used in more than eighty percent of the installations of The Yellow IRIS(R) systems. The second project was the joint development by the Company and BMG of The Yellow IRIS(R) Model 900UDx(TM) urine pathology workstation using proprietary technology of both companies. The Company manufactures the Model 900UDx(TM) for distribution by both companies, with BMG supplying certain components to the Company on an OEM basis. The Company has the exclusive right to distribute the Model 900UDx(TM) in the United States and Canada, and, until the amendments discussed below, BMG had the exclusive right to distribute it in the rest of the world. Corange, an affiliate of BMC and BMG, provided approximately $1.2 million of funding to LDA for development of The White IRIS(R), and the Company and LDA granted BMC an option to pursue a joint venture with them in hematology. As a result of this investment and the projects with BMC and BMG, Corange acquired 469,413 shares of Common Stock and a warrant to purchase another 250,000 shares of Common Stock. See "Principal and Selling Stockholders."

     BMC elected not to pursue the joint venture in hematology with the Company. BMC and BMG subsequently agreed to several amendments to their contracts with the Company, strengthening their ties in the supply and distribution of CHEMSTRIP(R)/IRIStrip(TM) urine test strips while withdrawing from longer term mutual commitments in the areas of hematology and urine microscopy. BMC agreed to supply the Company with CHEMSTRIP(R) urine test strip readers and CHEMSTRIP(R)/IRIStrip(TM) urine test strips at a reduced price and extended the term of the underlying agreement from 1999 until six years after the last date of sale of any model of The Yellow IRIS(R) containing a CHEMSTRIP(R) urine test strip reader. BMC also granted the Company the right to terminate the agreement on six months' notice and agreed to supply the Company with certain raw materials should the Company elect to manufacture its own urine test strips. If the Company terminates the agreement and then elects to purchase the raw materials for its test strips from BMC, the Company would purchase the raw materials from BMC at the lowest price available to any BMC customer and pay BMC a royalty on sales of all urine test strips containing raw materials from BMC. BMC also granted the Company the non-exclusive right to distribute certain other BMC urinalysis products to hospitals and clinical reference laboratories in the United States. In return, the Company relieved BMC of its obligations to purchase a minimum number of Model 900UDx(TM) systems and to supply certain technology and components.

     The Company and BMG also reaffirmed their mutual commitment to manufacture and market the Model 900UDx(TM) and extended the term of the underlying agreement from 2000 until six years after the last date of sale of any Model 900UDx(TM). The Company will continue to manufacture the Model 900UDx(TM) with BMG providing certain components on an OEM basis at cost. The Model 900UDx(TM) will be marketed exclusively by the Company in the United States, Canada and Taiwan, exclusively by BMG in Germany and Italy and by both companies in other markets.

     As compensation to the Company for potentially missed business opportunities in hematology, Corange has agreed to sell, and the Company has agreed to purchase, the 469,413 shares of Common Stock and the warrant to purchase 250,000 shares of Common Stock held by Corange at their original aggregate purchase price of $2.1 million, or $4.54 per share, a discount from fair market value. See "Use of Proceeds."

     A copy of the Amendment to the Distribution Agreements has been filed as an exhibit to the Registration Statement (as defined herein). This description is qualified in its entirety by reference to such exhibit.

LDA SYSTEMS

     The Company completed the acquisition of LDA in June 1995 for approximately 498,000 shares of Common Stock and thereby reacquired all rights to The White IRIS(R) leukocyte differential analyzer. The White IRIS(R) is a new product that the Company developed in a project funded by LDA. In May 1996, the

Company obtained FDA clearance to market The White IRIS(R). In exchange for their shares of LDA common stock, the Company issued shares of Common Stock to Corange and certain directors and officers of the Company as follows: Corange, 220,842 shares; Dr. Deindoerfer, 8,708 shares; Dr. O'Malley, 6,183 shares; Dr. Kasdan, 3,091 shares; Mr. Besbeck, 1,288 shares; Mr. Kyle, 772 shares; and Mr. Benmaor, 515 shares.

POLY U/A SYSTEMS

     Pursuant to a Research and Development Agreement with Poly, Poly is funding all research and development costs related to four potential urinalysis products in excess of a $15,000 per month commitment from the Company. Dr. Deindoerfer serves as President and Mr. Benmaor serves as Vice President, Secretary and Treasurer of Poly pursuant to an Administrative Services Agreement between the Company and Poly, but they do not receive any additional compensation for services rendered to Poly. Dr. O'Malley is a director and the Executive Vice President and General Manager of Poly and receives an annual retainer of $5,000 and an annual salary of approximately $17,000 from Poly for his services. Poly raised net proceeds of approximately $2.0 million for this project through an offering of 128 units at a price of $20,000 per unit. Each unit consisted of 2,000 shares of Poly common stock callable by the Company and a warrant to purchase 4,000 shares of the Company's Common Stock for $6.50 per share. See "Risk Factors -- Option to Acquire Poly U/A Systems, Inc." Certain directors and officers of the Company purchased units in this offering and, as a result, own shares of Poly common stock as follows: Dr. O'Malley, 2,000 shares; Dr. Deindoerfer, 2,000 shares; Dr. Kasdan, 2,000 shares; Mr. Bigliardi, 2,000 shares; Mr. Kyle, 500 shares; and Mr. Benmaor, 500 shares. Each of these individuals owns less than 1% of the total number of outstanding shares of Poly, and collectively they own 3.5% of the total number of outstanding shares of Poly common stock. See "Business -- Liquidity and Capital Resources."

TOA MEDICAL ELECTRONICS

     As part of a 1988 agreement, the Company granted TOA the right to market urine sediment analyzers using pre-1989 Company technology, and TOA granted the Company the exclusive right to distribute in North America any urine sediment analyzer made by TOA. TOA paid the Company royalties of $98,000 under this agreement in 1995.

     In 1996, TOA commenced an arbitration proceeding before the International Court of Justice to determine whether it was obligated to allow the Company to distribute a new product TOA is introducing. TOA seeks a ruling that the instrument is not covered by the existing distribution agreement. TOA has not sought damages but is seeking reimbursement of its legal fees. The Company has asked the arbitration panel to also rule on whether the Company is entitled to royalties on the new product. See "Business -- Litigation."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of August 1, 1996 by (i) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each of the Company's directors, (iii) each of the persons named in the Summary Compensation Table and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names, subject to community property laws where applicable.

                                                                     SHARES BENEFICIALLY
                                                                           OWNED(2)
                                                                  --------------------------
                        NAME AND ADDRESS(1)                        NUMBER         PERCENT(3)
    ------------------------------------------------------------  ---------       ----------
    Fred H. Deindoerfer(4)......................................    436,439           6.7%
    John A. O'Malley............................................     26,518             *
    Steven M. Besbeck...........................................     17,288             *
    Thomas F. Kelley(5)(6)......................................     89,556           1.4
    Edward Randall, III(7)......................................    853,040          11.8
    Jeffrey S. Williams.........................................      5,311             *
    Martin S. McDermut..........................................          0             *
    Frank C. Becker.............................................          0             *
    Achille M. Bigliardi(8).....................................     60,466             *
    Kenneth R. Castleman........................................        143             *
    Paul Douglas................................................          0             *
    Harvey L. Kasdan............................................     79,676           1.2
    Alan E. Koontz..............................................     20,005             *
    Jimmie R. Kyle..............................................     38,561             *
    Anthony G. Landells.........................................     21,960             *
    Joseph S. Whittier(5).......................................        779             *
    E. Eduardo Benmaor..........................................     23,480             *
    Corange International Limited(9)(10)........................    719,413          10.8
    TOA Medical Electronics, Inc.(11)...........................    331,852           5.2
    Directors and Executive Officers as a group (17 persons)....  1,673,222          22.3

- ---------------
 *  Less than 1%.

 (1) Unless otherwise indicated, the mailing address of each person is c/o the Company, 9162 Eton Avenue, Chatsworth, California 91311.

 (2) Includes options and warrants exercisable on or within 60 days of August 1, 1996 as follows: Dr. Deindoerfer, 94,667 shares; Dr. O'Malley, 12,000 shares; Mr. Besbeck, 15,000 shares; Mr. Randall, 853,040 shares; Mr. Benmaor, 14,000 shares; Mr. Bigliardi, 37,466 shares; Dr. Kasdan, 35,333 shares; Dr. Koontz, 20,000 shares; Mr. Kyle, 20,067 shares; Mr. Landells, 21,960 shares; and Corange, 250,000 shares.

 (3) Based on 6,377,805 shares of stock outstanding as of August 1, 1996.

 (4) Includes 58,725 shares owned by family members or trusts to which Dr. Deindoerfer disclaims beneficial ownership shares.

 (5) Includes shares subject to escrow as security for any indemnification claims made by the Company prior to January 31, 1997 pursuant to the Agreement and Plan of Merger dated January 31, 1996 between the Company and StatSpin as follows: Dr. Kelley, 10,156 shares; Mr. Whittier, 78 shares.

     For the purpose of computing the percentage of outstanding shares held by each person or group on that date, the abovementioned shares are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

 (6) If the Underwriters' over-allotment option is exercised in full, the Selling Stockholder, Dr. Kelley, an officer and director of the Company, will sell up to an aggregate of 20,000 shares of Common Stock and will beneficially own after the Offering not less than 69,556 shares of Common Stock, representing less than 1% of the Common Stock outstanding after the Offering. See "Underwriting."

 (7) Mr. Randall's mailing address is 2950 North West Loop, Suite 1050, Houston, Texas 77092.

 (8) Includes warrants to purchase 3,000 shares owned by family members or trusts to which Mr. Bigliardi disclaims beneficial ownership.

 (9) Corange International Limited's mailing address is 22 Church Street, Hamilton, Bermuda HM MX.

(10) The number of shares beneficially owned after the Offering will reflect the concurrent repurchase by the Company of outstanding shares of Common Stock and warrants to purchase Common Stock held by Corange International Limited with a portion of the net proceeds of the Offering. See "Use of Proceeds."

(11) TOA's mailing address is 3-17, Kaikai-ku, Kobe, Japan.

                          DESCRIPTION OF CAPITAL STOCK

     The information included under this caption includes only a summary of certain provisions of the Company's Certificate of Incorporation and Restated Bylaws and is subject to the detailed provisions of such documents, copies of which have been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     The Company's authorized capital stock consists of 15,600,000 shares of Common Stock, $.01 par value, and 3,000,000 shares of preferred stock, $.01 par value (the "Preferred Stock"). As of August 31, 1996, 6,377,805 shares of Common Stock were outstanding. No shares of Preferred Stock have been issued.

COMMON STOCK

     All outstanding shares of the Common Stock are, and all shares of Common Stock to be outstanding upon completion of the Offering will be, validly issued, fully paid and non-assessable. Each outstanding share of Common Stock will be entitled to such dividends as may be declared from time to time by the Company's Board of Directors consistent with the provisions of the Company's Certificate of Incorporation, Restated Bylaws and applicable law. See "Dividend Policy." Each outstanding share is entitled to one vote on all matters submitted to a vote of stockholders. There are no cumulative voting rights, and, therefore, the holders of a majority of the shares voting for the election of the classified Board of Directors can elect all of the Directors in any class up for election, if they so choose. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive on a pro rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of Preferred Stock. Holders of Common Stock have no conversion rights or preemptive rights to purchase or subscribe for additional Common Stock or any other securities of the Company.

PREFERRED STOCK

     The authorized Preferred Stock of the Company is available for issuance from time to time at the discretion of the Board of Directors of the Company without stockholder approval. The Board of Directors has the authority to prescribe, for each series of Preferred Stock it establishes, the number of shares in that series, the consideration (not less than its par value) for such shares in that series and the designations, powers, preferences, rights, qualifications, limitations and restrictions of the shares in that series. Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock. The Company currently has no intention to issue any shares of any class or series of its Preferred Stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     After the Offering, there will be approximately 6.7 million shares of Common Stock and 3.0 million shares of Preferred Stock available for future issuance. Delaware law does not require stockholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. The Company currently does not have any plans to issue additional shares of Common Stock or Preferred Stock.

     One of the effects of the existence of unissued and unreserved Common Stock and Preferred Stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management and possibly deprive the stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company pursuant to the operation of a stockholders' rights plan or otherwise.

PROVISIONS OF CERTIFICATE OF INCORPORATION AND RESTATED BYLAWS AFFECTING CHANGES IN CONTROL

     The Certificate of Incorporation and Restated Bylaws provide that the Board of Directors will be divided into three classes of directors, each class to be as nearly equal in number as possible. The term of office of one class of directors expires each year in rotation so that one class is elected at each annual meeting of stockholders for a full three-year term. Under Delaware law, members of a classified Board of Directors can be removed by stockholders only for "cause" unless a corporation's certificate of incorporation otherwise provides (which the Company's Certificate of Incorporation does not). The Restated Bylaws provide that the Board of Directors shall consist of three members. The number of directors may be changed from time to time by resolution of the Board of Directors and has been fixed at five directors. The affirmative vote of the holders of a majority of the outstanding shares of capital stock of the Company entitled to vote is required to amend, alter, change or repeal the classified board of directors provisions of the Certificate of Incorporation or to remove a director with cause prior to the expiration of his term. Under the classified board of directors provisions described above, it would take at least two elections of directors for any individual or group to gain control of the Board of Directors. Accordingly, these provisions may discourage a third party from making a tender offer or otherwise attempting to gain control of the Company, and may maintain the incumbency of the Board of Directors.

     The Certificate of Incorporation prohibits stockholder action by written consent in lieu of a meeting, and provides that stockholder action can be taken only at an annual or special meeting of stockholders. Furthermore, under the Restated Bylaws, only the Board of Directors has the power to call special meetings of the stockholders. Such provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the Board of Directors.

DELAWARE GENERAL CORPORATION LAW

     Pursuant to Section 203 of the Delaware General Corporation Law ("Section 203"), with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless (a) the transaction that results in the person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (b) upon consummation of the transaction which results in the stockholder becoming an interested stockholder the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and officers, and shares owned by certain employee stock plans or (c) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and authorized at annual and special meetings of stockholders and not by written consent, by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is any person, other than the corporation and any direct or indirect majority-owned subsidiaries, that is (a) the owner of 15% or more of the outstanding voting stock of the corporation, (b) an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder or
(c) an affiliate or associate of such person.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Company's Certificate of Incorporation does not exclude the Company from the restrictions imposed under Section 203. The provisions of
Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Company's Board of Directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or knowing violation of law. The Company's Certificate of Incorporation also contains provisions requiring the Company to indemnify its directors and officers to the fullest extent permitted by the DGCL, other than under Section 145 of the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Continental Stock Transfer & Trust Company.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement, the Company has agreed to sell an aggregate of 3,000,000 shares of Common Stock to the underwriters named below (the "Underwriters"), for whom Jefferies & Company, Inc. and Rauscher Pierce Refsnes, Inc. are acting as representatives (the "Representatives"), and the Underwriters have severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite their respective names in the table below at the price set forth on the cover page of this Prospectus.

                                      NAME                                NO. OF SHARES
        ----------------------------------------------------------------  -------------
        Jefferies & Company, Inc. ......................................
        Rauscher Pierce Refsnes, Inc. ..................................
        M. Kane & Company, Inc. ........................................
                                                                            ---------
                  Total.................................................
                                                                            =========

     The Underwriting Agreement provides that the several obligations of the Underwriters to purchase shares of Common Stock are subject to certain conditions. The Underwriters are severally committed to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below), if any are purchased.

     The Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and
to certain dealers at such price less a concession not in excess of $     per
share. The Underwriters may allow, and such dealers may reallow, a discount not
in excess of $     per share to certain other dealers. After the Offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company and the Selling Stockholder have granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 430,000 and 20,000 additional shares of Common Stock, respectively, at the public offering price, less the underwriting discount. To the extent such option is exercised, each Underwriter will become severally obligated, subject to certain conditions, to purchase additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby.

     The Company and the Selling Shareholder have severally, and not jointly, agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company has agreed with the Underwriters not to offer, issue or sell any shares of Common Stock or securities exercisable for or convertible into shares of Common Stock ("Securities") for a period of 180 days from the date of this Prospectus, subject to certain limited exceptions, without the prior written consent of Jefferies & Company, Inc.

     The officers and directors of the Company have agreed with the Underwriters not to sell, offer to sell, transfer the economic benefit of ownership or otherwise dispose of any securities convertible or exchangeable for Common Stock or any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Jefferies & Company, Inc.

     On May 17, 1996, the Company and MKC entered into an agreement pursuant to which MKC agreed to provide financial advice and assistance, including assistance in structuring and conducting the Offering. In consideration for such services, MKC received a retainer of $10,000 per month from the execution of such agreement until the Closing of the Offering. MKC also is entitled to 2.0% of the gross proceeds of the

Offering, net of the monthly retainer payments received by it, and a five-year warrant to purchase up to 30,000 shares of Common Stock (or, if the Underwriters exercise their over-allotment option in full, up to 34,500 shares of Common Stock) (the "MKC Warrant"). In addition, the Company has agreed to reimburse MKC for its reasonable out-of-pocket fees and expenses. This agreement with MKC will terminate upon the consummation date of the Offering.

     Under the MKC Warrant, MKC will have the right to purchase up to 30,000 shares of Common Stock (or, if the Underwriters exercise their over-allotment option in full, up to 34,500 shares of Common Stock) at a per share exercise price equal to 120% of the offering price of the Common Stock. The MKC Warrant is immediately exercisable and expires five years from the closing of the Offering. In connection with the MKC Warrant, MKC will also receive certain registration rights. These registration rights provide that MKC will have the right, during the five year period commencing on the date of the closing of the Offering, on one occasion, to require the Company to register MKC's resale of the shares of Common Stock underlying the MKC Warrant (the "Registrable Securities") by means of a registration statement pursuant to the Securities Act, or post-effective amendment thereto, as appropriate, so as to enable MKC to publicly offer the Registrable Securities. Moreover, MKC will also have certain "piggyback" registration rights with respect to the Registrable Securities. MKC will have no voting, dividend or other rights as a stockholder of the Company unless and until it exercises the MKC Warrant. The number of shares of Common Stock deliverable upon any exercise of the MKC Warrant and the exercise price of the MKC Warrant are protected by customary anti-dilution provisions. MKC has agreed not to publicly offer to sell, sell, contract to sell or otherwise publicly dispose of the shares of Common Stock underlying the MKC Warrant or the MKC Warrant for at least one year after the date of this Prospectus.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Irell & Manella LLP, Los Angeles, California. Certain current and former partners of Irell & Manella LLP own 41,142 shares of Common Stock and options to purchase an additional 5,000 shares of Common Stock. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California.

     Matters set forth under the captions "Risk Factors -- Intellectual Property Rights" and "Business -- Intellectual Property" concerning the subject matter of patents, including the Coulter patent, will be passed upon for the Company by Limbach & Limbach LLP, San Jose, California, in its capacity as patent counsel for the Company. Certain partners of Limbach & Limbach LLP own 1,872 shares of Common Stock.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1995 and 1994, and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995 included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P., given upon their authority as experts in accounting and auditing.

     The balance sheet of StatSpin as of March 31, 1995 (not presented separately herein), as included in the consolidated balance sheet of the Company as of December 31, 1994, and the statements of income and accumulated deficit and cash flows of StatSpin for each of the two years in the period ended March 31, 1995, as included in the consolidated statements of operations, stockholders' equity and cash flows of the Company in each of the two years ended December 31, 1994, included in this Prospectus have been included herein in reliance on the report of KPMG Peat Marwick LLP.

     The consolidated balance sheets of PSI as of December 31, 1995 and 1994, and the combined and consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995, included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P., given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "Commission"). The Company also files proxy and information statements with the Commission. Reports and other information (including the Company's proxy and information statements) filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission, at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can be obtained from the Public Reference Section of the Commission, Washington D.C. 20549 at prescribed rates. Certain reports, proxy statements and other information filed by the Company may also be obtained at the Commission's World Wide Web site, located at http://www.sec.gov. The Company also files its reports and other information with the AMEX. Such reports and other information may be inspected at the AMEX, 86 Trinity Street, New York, New York 10005.

     This Prospectus does not contain all of the information set forth in the Company's Registration Statement on Form S-1, as it may be amended (the
"Registration Statement") (File No. 333-      ) filed with the Commission under
the Securities Act of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and, in each case, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                           GLOSSARY OF SELECTED TERMS

     The following glossary defines certain terms used to describe the Company's business.

     AUTOMATED INTELLIGENT MICROSCOPY (AIM). The synthesis of visual microscopy, digital image processing and automated image interpretation/pattern recognition to analyze microscopic specimens. The Yellow IRIS(R), The White IRIS(R) and PowerGene(TM) are all examples of instruments which are based on AIM technology.

     AUTOMATIC KARYOTYPING. A procedure to capture and digitize an image of a spread of chromosomes from a dividing nucleus (metaphase) which may be further enhanced by image processing. Once the enhanced image is prepared, the individual chromosomes are then automatically separated and matched into their respective pairs (karyotype).

     COMPARATIVE GENOMIC HYBRIDIZATION (CGH). A molecular biology method to globally view DNA for gain or loss (amplifications or deletions) of genetic material.

     CYTOPROBE. A chemical reagent which reacts with enzymatic granules within a cell to produce unique color characteristics which are useful in identifying the cell.

     CYTOMETER. A device used to quantitatively measure the characteristics of cells and other microscopic particles.

     DNA. Deoxyribonucleic acid, the chemical composition of chromosomes in the nuclei of living cells, consisting of two long chains of alternating phosphate and deoxyribose units twisted into a double helix and joined by hydrogen bonds between the complementary bases adenine and thymine or cytosine and guanine bound in unique sequences that determine genetic characteristics.

     DNA PROBE ANALYSIS. A molecular biology method using unique short synthesized sequences of DNA (deoxyribonucleotides) to locate their exact template along the DNA chain in the nucleus of a cell.

     FLORESCENT IN-SITU HYBRIDIZATION (FISH). A technique which allows one to microscopically see the location of specific sequences of DNA by using DNA probes which have molecules attached to them which fluoresce when illuminated.

     IN VITRO DIAGNOSTIC (IVD) TESTING. Testing conducted outside of the body in a laboratory apparatus using a specimen obtained from the patient (blood, urine, tissue, etc.) to identify or monitor a disease.

     LEUKOCYTE DIFFERENTIAL ANALYZER. An automated, high-speed laboratory instrument for classifying the white blood cells (or leukocytes) in a blood specimen into different categories and determining the relative proportion of each category.

     REFERENCE LABORATORY. A commercial clinical laboratory which performs general IVD testing of specimens referred from physician offices and more specialized IVD testing for physician offices and hospitals.

     REFRACTOMETER. A device which measures the index of refraction of a solution, typically to determine its concentration or specific gravity.

     SLIDELESS MICROSCOPY. The process of presenting a microscopic specimen to the optical portion of a microscope without using a conventional microscope slide. Slideless microscopy is implemented in The Yellow IRIS(R) and The White IRIS(R) using a patented flowcell through which the specimen literally flows past a microscope objective.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
INTERNATIONAL REMOTE IMAGING SYSTEMS, INC. AND SUBSIDIARY
Consolidated Financial Statements:
  Report of Independent Accountants...................................................   F-2
  Independent Auditors' Report........................................................   F-3
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996
     (unaudited)......................................................................   F-4
  Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994
     and 1995 and for the Six Months Ended June 30, 1995 and 1996 (unaudited).........   F-5
  Consolidated Statements of Stockholders' Equity for the Years Ended December 31,
     1993, 1994 and 1995 and for the Six Months Ended June 30, 1995 and 1996
     (unaudited)......................................................................   F-6
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994
     and 1995 and for the Six Months Ended June 30, 1995 and 1996 (unaudited).........   F-8
  Notes to Consolidated Financial Statements..........................................   F-9
PERCEPTIVE SCIENTIFIC INSTRUMENTS, INC.
Financial Statements:
  Report of Independent Accountants...................................................  F-22
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996
     (unaudited)......................................................................  F-23
  Combined and Consolidated Statements of Operations for the Years Ended December 31,
     1993, 1994 and 1995 and the Six Months Ended June 30, 1995 and 1996
     (unaudited)......................................................................  F-24
  Combined and Consolidated Statements of Stockholder's Deficit for the Years Ended
     December 31, 1993, 1994 and 1995 and the Six Months Ended June 30, 1995 and 1996
     (unaudited)......................................................................  F-25
  Combined and Consolidated Statements of Cash Flows for the Years Ended December 31,
     1993, 1994 and 1995 and the Six Months Ended June 30, 1995 and 1996
     (unaudited)......................................................................  F-26
  Notes to Combined and Consolidated Financial Statements.............................  F-27
PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)
Introduction..........................................................................  F-33
Pro Forma Condensed Combined Balance Sheet as of June 30, 1996........................  F-34
Pro Forma Condensed Combined Statements of Operations:
  For the Six Months Ended June 30, 1996..............................................  F-35
  For the Year Ended December 31, 1995................................................  F-36
Notes to Pro Forma Condensed Combined Financial Statements............................  F-37

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of International Remote Imaging Systems, Inc.

     We have audited the consolidated financial statements of International Remote Imaging Systems, Inc. and subsidiary, as listed in the index on page F-1 of this Form S-1. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of StatSpin, Inc., a wholly owned subsidiary, for the years ended March 31, 1995 and 1994. The financial statements of StatSpin, Inc. reflect total assets constituting 9% in 1994 and total revenues of 22% and 27% in 1994 and 1993, respectively, of the related consolidated totals. The financial statements of StatSpin, Inc. for the years ended March 31, 1995 and 1994 were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for StatSpin, Inc. as of December 31, 1994 and for the years ended December 31, 1994 and 1993, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The consolidated financial statements give retroactive effect to the merger of International Remote Imaging Systems, Inc. and StatSpin, Inc. on February 1, 1996, which has been accounted for as a pooling of interests as described in
Note 1 to the consolidated financial statements.

     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Remote Imaging Systems, Inc. and subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

                                          /s/  Coopers & Lybrand L.L.P.

Los Angeles, California
March 20, 1996 (except as to Note 1
  which date is April 24, 1996)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
StatSpin, Inc.:

We have audited the balance sheet of StatSpin, Inc. as of March 31, 1995, and the related statements of income and accumulated deficit, and cash flows for each of the two years in the period ended March 31, 1995. These financial statements, which are not presented separately herein, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StatSpin, Inc. at March 31, 1995, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.

                                              KPMG PEAT MARWICK LLP

                                          /s/ KPMG Peat Marwick LLP

May 26, 1995

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                       AT DECEMBER 31,
                                                                 ---------------------------
                                                                     1994           1995
                                                                 ------------   ------------   JUNE 30, 1996
                                                                                               -------------
                                                                                                (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents....................................  $  2,573,384   $  1,511,395   $   1,228,504
  Short-term investments.......................................     2,256,062      4,736,727       2,635,900
  Accounts receivable-trade, net of allowance for doubtful
    accounts of $89,685 in 1994 and $87,759 in 1995 and 1996...     2,431,638      3,402,007       4,696,226
  Accounts receivable -- service contracts.....................       313,144        481,367         621,860
  Accounts receivable -- other.................................       575,657        407,245         244,321
  Inventories..................................................     2,179,663      2,869,813       3,954,626
  Prepaid expenses and other current assets....................       190,293        238,683         341,866
  Deferred tax asset...........................................            --        800,900         800,900
                                                                  -----------    -----------     -----------
         Total current assets..................................    10,519,841     14,448,137      14,524,203
  Property and equipment, at cost, net of accumulated
    depreciation...............................................       598,891        995,044       1,387,921
  Software development costs, net of accumulated amortization of $625,816 in 1994, $667,425 in 1995 and $694,628 in
    1996.......................................................        40,623        298,030         558,440
  Long-term investments........................................     1,200,000        100,000              --
  Deferred warrant costs.......................................       503,145      1,574,780       1,493,740
  Deferred tax asset...........................................            --      3,594,100       3,594,100
  Other assets.................................................       419,687      1,460,157       2,117,819
                                                                  -----------    -----------     -----------
         Total assets..........................................  $ 13,282,187   $ 22,470,248   $  23,676,223
                                                                  ===========    ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable................................................  $    105,877   $    185,633   $          --
  Accounts payable.............................................       921,478        810,819       1,469,542
  Accrued expenses.............................................     1,030,472      1,276,099         901,566
  Deferred income -- service contracts.........................       683,402        710,907         722,490
                                                                  -----------    -----------     -----------
         Total current liabilities.............................     2,741,229      2,983,458       3,093,598
Deferred income -- service contracts...........................       119,913        190,045         216,601
Notes payable, long-term portion...............................       261,107        125,000              --
                                                                  -----------    -----------     -----------
         Total liabilities.....................................     3,122,249      3,298,503       3,310,199
                                                                  -----------    -----------     -----------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value
    Authorized: 3,000,000 shares
    None issued and outstanding
  Common stock, $.01 par value
    Authorized: 15,600,000 shares
    Shares issued and outstanding:
    1994 -- 5,330,327, 1995 -- 6,292,408, 1996 -- 6,377,805....        53,304         62,924          63,778
  Additional paid-in capital...................................    27,418,271     34,154,116      34,469,313
  Treasury stock, at cost (96,473 shares in 1994 and 1995,
    84,462 in 1996)............................................      (453,386)      (453,386)       (377,980)
  Unearned compensation........................................       (93,130)       (95,884)       (160,531)
  Accumulated deficit..........................................   (16,765,121)   (14,496,025)    (13,628,556)
                                                                  -----------    -----------     -----------
         Total stockholders' equity............................    10,159,938     19,171,745      20,366,024
                                                                  -----------    -----------     -----------
         Total liabilities and stockholders' equity............  $ 13,282,187   $ 22,470,248   $  23,676,223
                                                                  ===========    ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            FOR THE SIX MONTHS ENDED
                                      FOR THE YEAR ENDED DECEMBER 31,               JUNE 30,
                                  ---------------------------------------   -------------------------
                                     1993          1994          1995          1995          1996
                                  -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
Sales of IVD imaging systems....  $ 5,029,398   $ 4,559,044   $ 4,870,127   $ 2,150,323   $ 2,593,090
Sales of IVD imaging system
  supplies and service..........    3,994,896     5,024,521     6,737,444     3,167,241     4,166,294
Sales of small instruments and
  supplies......................    3,368,480     2,885,712     3,414,087     1,565,596     2,369,632
                                  -----------   -----------   -----------   -----------    ----------
Net sales.......................   12,392,774    12,469,277    15,021,658     6,883,160     9,129,016
                                  -----------   -----------   -----------   -----------    ----------
Cost of goods -- IVD imaging
  systems.......................    2,365,907     2,178,318     2,248,581       957,386     1,200,268
Cost of goods -- IVD imaging
  system supplies and service...    1,937,489     2,495,797     3,174,290     1,567,088     2,095,949
Cost of goods -- small
  instruments and supplies......    2,038,342     1,824,913     1,937,653       914,014     1,198,435
                                  -----------   -----------   -----------   -----------    ----------
Cost of goods sold..............    6,341,738     6,499,028     7,360,524     3,438,488     4,494,652
                                  -----------   -----------   -----------   -----------    ----------
Gross margin....................    6,051,036     5,970,249     7,661,134     3,444,672     4,634,364
Marketing and selling...........    2,115,435     2,085,022     2,921,442     1,354,069     1,674,364
General and administrative......    1,742,813     1,726,902     2,168,423       947,008     1,489,308
Research and development, net...      879,360       663,231     1,220,028       663,990       591,224
Acquisition of in-process
  research and development......           --            --     2,900,430     3,175,645            --
                                  -----------   -----------   -----------   -----------    ----------
Operating income (loss).........    1,313,428     1,495,094    (1,549,189)   (2,696,040)      879,468
Other income (expense):
  Interest income...............      110,456       167,924       309,929       175,014       136,640
  Interest expense..............      (81,899)      (73,238)      (42,699)      (36,619)       (5,366)
  Other income..................       38,558       111,240       110,530        66,949        31,727
                                  -----------   -----------   -----------   -----------    ----------
Income (loss) before provision
  for income taxes..............    1,380,543     1,701,020    (1,171,429)   (2,490,696)    1,042,469
Provision (benefit) for income
  taxes.........................       57,906        79,456    (3,528,044)       28,300       175,000
                                  -----------   -----------   -----------   -----------    ----------
Net income (loss)...............  $ 1,322,637   $ 1,621,564   $ 2,356,615   $(2,518,996)  $   867,469
                                  ===========   ===========   ===========   ===========    ==========
Net income (loss) per share.....  $      0.25   $      0.28   $      0.37   $     (0.46)  $      0.13
                                  ===========   ===========   ===========   ===========    ==========
Weighted average number of
  common shares and common share
  equivalents outstanding for
  the period....................    5,355,297     5,698,620     6,418,518     5,485,933     6,915,143
                                  ===========   ===========   ===========   ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                            COMMON STOCK       ADDITIONAL                  STOCKHOLDERS'   UNEARNED
                         -------------------     PAID-IN      TREASURY         NOTES        COMPEN-    ACCUMULATED
                           SHARES    AMOUNT      CAPITAL        STOCK       RECEIVABLE      SATION       DEFICIT         TOTAL
                         ----------  -------   -----------   -----------   -------------   ---------   ------------   -----------
Balance, December 31,
  1992, as previously
  reported.............   4,740,011  $47,400   $25,255,612   $        --     $ (28,306)    $(57,816 )  $(19,177,497)  $ 6,039,393
Adjustment for StatSpin
  Technologies pooling
  of interest..........     340,260    3,403       798,579            --            --           --       (531,825 )      270,157
                         ----------  -------   -----------   -----------   -------------   ---------   ------------   -----------
Balance, December 31,
  1992, as restated....   5,080,271   50,803    26,054,191                     (28,306)     (57,816 )  (19,709,322 )    6,309,550
Repurchase of common
  stock................    (26,200)     (262)          262      (142,016)           --           --             --       (142,016)
Common stock issued on
  exercise of stock
  options..............      46,533      465       101,282            --            --           --             --        101,747
Common stock issued
  under Employee Stock
  Purchase Plan:
  for Cash.............      13,971      140        67,336            --            --           --             --         67,476
  for Services.........      13,971      140        67,336            --            --      (67,476 )           --             --
Common stock issued for
  cash on exercise of
  warrants.............       9,800       98        36,652            --            --           --             --         36,750
Principal payments
  received on
  stockholders' notes
  receivable...........          --       --            --            --        21,639           --             --         21,639
Amortization of
  unearned
  compensation.........          --       --            --            --            --       48,489             --         48,489
Net income.............          --       --            --            --            --           --      1,322,637      1,322,637
                         ----------  -------   -----------   -----------   -------------   ---------   ------------   -----------
Balance, December 31,
  1993.................   5,138,346   51,384    26,327,059      (142,016)       (6,667)     (76,803 )  (18,386,685 )    7,766,272
Common stock issued on
  exercise of stock
  options..............     200,832    2,008       445,015            --            --           --             --        447,023
Common stock issued
  under Employee Stock
  Purchase Plan:
  for Cash.............      22,811      228       100,559            --            --           --             --        100,787
  for Services.........      22,811      228       100,559            --            --     (100,787 )           --             --
Common stock issued for
  cash on exercise of
  warrants.............      15,800      158        59,092            --            --           --             --         59,250
Issuance of warrants...          --       --       385,285            --            --           --             --        385,285
Principal payments
  received on
  stockholders' notes
  receivable...........          --       --            --            --         6,667           --             --          6,667
Amortization of
  unearned
  compensation.........          --       --            --            --            --       84,460             --         84,460
Repurchase of common
  stock................    (70,273)     (702)          702      (311,370)           --           --             --       (311,370)
Net income.............          --       --            --            --            --           --      1,621,564      1,621,564
                         ----------  -------   -----------   -----------   -------------   ---------   ------------   -----------
Balance, December 31,
  1994.................   5,330,327   53,304    27,418,271      (453,386)           --      (93,130 )  (16,765,121 )   10,159,938

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

                        COMMON STOCK        ADDITIONAL                  STOCKHOLDERS'    UNEARNED
                    --------------------     PAID-IN       TREASURY         NOTES        COMPEN-      ACCUMULATED
                      SHARES     AMOUNT      CAPITAL         STOCK       RECEIVABLE       SATION        DEFICIT         TOTAL
                    ----------  --------   ------------   -----------   -------------   ----------   -------------   ------------
Common stock issued
  on exercise of
  stock options....     21,900       219         44,231            --            --             --              --         44,450
Common stock issued
  under Employee
  Stock Purchase
  Plan:
  for Cash.........      9,997       100         67,141            --            --             --              --         67,241
  for Services.....     16,976       170        112,219            --            --        (89,915)             --         22,474
Common stock issued
  for cash on
  exercise of
  warrants.........    414,749     4,147      1,551,161            --            --             --              --      1,555,308
Issuance of
  warrants.........         --        --      1,774,733            --            --             --              --      1,774,733
Common stock issued
  in exchange for
  LDA Systems, Inc.
  callable common
  stock............    498,459     4,984      2,972,360            --            --             --              --      2,977,344
Amortization of
  unearned
  compensation.....         --        --             --            --            --         87,161              --         87,161
Income tax benefit
  related to
  exercise of
  nonqualified
  stock options....         --        --        214,000            --            --             --              --        214,000
Adjustment to
  reflect change in
  StatSpin, Inc.'s
  fiscal year......         --        --             --            --            --             --         (87,519)       (87,519)
Net income.........         --        --             --            --            --             --       2,356,615      2,356,615
                    ----------  --------   ------------   -----------   -------------   ----------   -------------   ------------
Balance, December
  31, 1995.........  6,292,408    62,924     34,154,116      (453,386)           --        (95,884)    (14,496,025)    19,171,745
Common stock issued
  for cash on
  exercise of stock
  options
  (unaudited)......     55,423       554        163,849            --            --             --              --        164,403
Common stock issued
  under Employee
  Stock Purchase
  Plan:
  for Cash
    (unaudited)....     14,987       150        113,377            --            --             --              --        113,527
  for Services
    (unaudited)....     14,987       150        113,377            --            --       (113,527)             --             --
Amortization of
  unearned
  compensation
  (unaudited)......         --        --             --            --            --         48,880              --         48,880
Shares issued from
  treasury
  (unaudited)......         --        --        (75,406)       75,406            --             --              --             --
Net income
  (unaudited)......         --        --             --            --            --             --         867,469        867,469
                    ----------  --------   ------------   -----------   -------------   ----------   -------------   ------------
Balance, June 30,
  1996
  (unaudited)......  6,377,805  $ 63,778   $ 34,469,313   $  (377,980)    $      --     $ (160,531)  $ (13,628,556)  $ 20,366,024
                      ========  ========    ===========    ==========   ============    ==========    ============    ===========

   The accompanying notes are an integral part of these financial statements.

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                        FOR THE SIX MONTHS ENDED
                                                               FOR THE YEAR ENDED DECEMBER 31,                  JUNE 30,
                                                          -----------------------------------------    --------------------------
                                                             1993           1994           1995           1995           1996
                                                          -----------    -----------    -----------    -----------    -----------
                                                                                                               (UNAUDITED)
Cash flows from operating activities:
  Net income............................................. $ 1,322,637    $ 1,621,564    $ 2,356,615    $(2,518,996)   $   867,469
Adjustments to reconcile net income to net cash provided
  (used) by operations:
  Deferred tax benefit...................................          --             --     (3,587,000)            --             --
  Acquisition of in-process research and development.....          --             --      2,882,858      3,175,645             --
  Depreciation and amortization..........................     533,187        548,420        635,048        235,480        389,318
  Common stock compensation..............................      48,489         84,460        109,635         19,781         48,880
  Other..................................................      (4,500)            --             --             --             --
Changes in assets and liabilities:
  Accounts receivable -- trade...........................    (189,507)      (569,317)    (1,029,651)      (273,341)    (1,294,219)
  Account receivable -- other............................          --             --        168,412             --        162,924
  Notes receivable -- trade..............................      36,000         13,731             --             --             --
  Service contracts......................................      68,991         23,715        (95,586)       (17,070)      (102,354)
  Inventories............................................     (69,694)       390,479       (804,087)      (284,967)      (897,813)
  Prepaid expenses and other current assets..............      89,299        (79,561)       (33,230)      (141,407)      (103,183)
  Other assets...........................................    (138,152)      (106,270)        47,239        278,692       (244,662)
  Accounts payable.......................................     240,014        266,325        (87,673)      (219,781)       658,723
  Accrued expenses.......................................      69,868       (151,224)       237,235        (47,677)      (436,530)
                                                           ----------    -----------    -----------    -----------    -----------
  Net cash provided (used) by operating activities.......   2,006,632      2,042,322        799,815        206,359       (951,447)
                                                           ----------    -----------    -----------    -----------    -----------
Cash flows from investing activities:
  Acquisition of property and equipment..................    (438,684)      (266,360)      (820,838)      (275,959)      (423,955)
  Acquisition of product line............................          --             --       (886,800)      (850,000)      (788,000)
  Software development costs.............................     (81,034)       (25,411)      (299,016)       (77,719)      (287,613)
  Maturities of certificates of deposit..................     625,000        210,000        215,000        900,000        800,000
  Purchases of certificates of deposit...................    (625,000)      (100,000)            --       (900,000)      (800,000)
  Maturities of held-to-maturity debt securities.........          --      1,000,000      2,700,000        800,000      3,068,000
  Purchases of held-to-maturity debt securities..........          --     (3,441,062)    (4,295,664)    (1,262,937)      (867,173)
                                                           ----------    -----------    -----------    -----------    -----------
  Net cash provided (used) by investing activities.......    (519,718)    (2,622,833)    (3,387,318)    (1,666,615)       701,259
                                                           ----------    -----------    -----------    -----------    -----------
Cash flows from financing activities:
  Issuance of common stock for cash......................     138,497        254,823      1,599,758        362,293        164,403
  Repurchase of common stock.............................    (142,016)       (59,920)            --             --             --
  Principal payments received on stockholders' notes
    receivable...........................................      (1,439)         4,569             --             --             --
  Increase (decrease) in line of credit borrowings.......      65,046       (160,000)            --             --             --
  Repayments of notes payable............................     (76,395)      (373,605)      (256,351)      (382,646)      (310,633)
  Proceeds from notes payable............................          --        166,660             --        166,660             --
  Issuance of common stock for cash under Employee Stock
    Purchase Plan........................................      67,476        100,787         67,241         22,473        113,527
                                                           ----------    -----------    -----------    -----------    -----------
  Net cash provided (used) by financing activities.......      51,169        (66,686)     1,410,648        168,780        (32,703)
                                                           ----------    -----------    -----------    -----------    -----------
  Net increase (decrease) in cash and cash equivalents...   1,538,083       (647,197)    (1,176,855)    (1,291,476)       282,891
  Cash and cash equivalents at beginning of year.........   1,682,498      3,220,581      2,573,384      2,573,384      1,511,395
  Adjustment to cash to reflect change in StatSpin Inc.'s
    fiscal year..........................................          --             --        114,866        114,866             --
                                                           ----------    -----------    -----------    -----------    -----------
  Cash and cash equivalents at end of period............. $ 3,220,581    $ 2,573,384    $ 1,511,395    $ 1,396,774    $ 1,228,504
                                                           ==========    ===========    ===========    ===========    ===========
Supplemental schedule of non-cash financing activities:
  Issuance of common stock in exchange for services...... $    67,476    $   100,787    $   109,635    $    22,473    $   113,428
  Issuance of common stock under a stock for stock
    exercise.............................................          --        251,450             --             --             --
  Issuance of warrants...................................          --        385,285      1,774,733        468,000             --
  Issuance of common stock to acquire shares of LDA......          --             --      2,977,344      2,977,344             --
  Tax benefit related to exercise of nonqualified stock
    options..............................................          --             --        214,000             --             --
Supplemental disclosure of cash flow information:
  Cash paid for income taxes.............................      54,490        112,921         21,456         62,379        192,167
  Cash paid for interest.................................      76,384        118,379         42,698         25,213          5,366

   The accompanying notes are an integral part of these financial statements.

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                               1996 IS UNAUDITED)

1. FORMATION AND BUSINESS OF THE COMPANY

     International Remote Imaging Systems, Inc. (IRIS) was incorporated in California in 1979 and reincorporated during 1987 in Delaware. IRIS engages in the business of developing, manufacturing and selling in vitro diagnostic (IVD) imaging systems and other laboratory instruments based on proprietary technology.

     On February 1, 1996, a newly formed subsidiary of IRIS completed its merger with StatSpin, Inc., (StatSpin) which became a wholly owned subsidiary of IRIS. StatSpin manufactures special purpose centrifuges and other small instruments widely used in clinical, veterinary, physicians' offices and research laboratories. StatSpin sells its products primarily through leading distributors to the physician office and veterinary laboratory markets. IRIS issued approximately 340,000 shares of common stock for all of the outstanding common stock and appreciation rights of StatSpin and assumed options and warrants to purchase an additional 126,000 shares of IRIS common stock. This represented an exchange ratio of 4.095 shares of IRIS common stock for each common share and stock appreciation right of StatSpin. This transaction was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements have been retroactively restated for all periods presented to include the financial position, results of operations and cash flows of StatSpin.

     StatSpin previously used the fiscal year ended March 31 for its financial reporting. To conform to the Company's December 31 fiscal year end, StatSpin's operating results for the period January 1, 1995 through March 31, 1995 have been included in the operating results of the Company for the fiscal years ended December 31, 1995 and 1994. The resulting duplication of revenue and net income of StatSpin for the period from January 1, 1995 through March 31, 1995 amounted to $710,000 and $87,519, respectively, which has been adjusted by a $87,519 charge to accumulated deficit during the year ended December 31, 1995.

     Combined and separate results of IRIS and StatSpin are as follows:

                                                    IRIS          STATSPIN         COMBINED
                                                 -----------     -----------     ------------
    Year ended December 31, 1993 (StatSpin year
      ended March 31, 1994)
      Net sales................................  $ 9,024,294     $ 3,368,480     $ 12,392,774
      Net income...............................    1,280,562          42,075        1,322,637
    Year ended December 31 1994 (StatSpin year
      ended March 31, 1995)
      Net sales................................    9,583,565       2,885,712       12,469,277
      Net income...............................    1,472,886         148,678        1,621,564
    Year ended December 31, 1995
      Net sales................................   11,922,059       3,099,599       15,021,658
      Net income...............................    2,091,431         265,184        2,356,615

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED INTERIM FINANCIAL STATEMENTS

     In the opinion of IRIS, the accompanying unaudited consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position of IRIS and subsidiary as of June 30, 1996 and the results of their operations and cash flows for the six months ended June 30, 1995 and 1996. Interim results are not necessarily indicative of results for a full year.

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

     The financial statements include the accounts of IRIS and StatSpin, a wholly-owned subsidiary acquired on February 1, 1996. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

CASH EQUIVALENTS, SHORT-TERM INVESTMENTS, AND LONG-TERM INVESTMENTS

     Short-term investments principally include certificates of deposit and debt instruments of the United States Government with maturities greater than three months and less than one year. Long-term investments represent certificates of deposit and debt instruments of the United States Government with maturities greater than one year. For purposes of the statement of cash flows, IRIS considers all highly liquid debt instruments purchased with a remaining maturity of three months or less when purchased to be cash equivalents. IRIS places its cash and investments with high credit quality financial institutions. At times, these deposits may be in excess of the federally insured limit.

ACCOUNTS RECEIVABLE

     IRIS sells predominantly to entities in the healthcare industry. IRIS grants uncollateralized credit to its customers, primarily domestic hospitals, clinical and research laboratories. IRIS performs ongoing credit evaluations of its customers before granting uncollateralized credit and, to date, has not experienced any material credit related losses.

     At December 31, 1995, the Company had accounts receivable from one customer representing 13% of total trade accounts receivable. For the year ended December 31, 1995, the Company has sales to three customers representing 13% of net sales.

PROPERTY AND EQUIPMENT AND DEPRECIATION

     Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method generally over three to five years, the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful life or the remaining term of the lease.

     Costs of maintenance and repairs are charged to expense when incurred; costs of renewals and betterments are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in current income.

SOFTWARE DEVELOPMENT COSTS

     IRIS capitalizes certain software development costs in accordance with Statement of Financial Accounting Standards No. 86 -- "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," for new products and product enhancements once technological feasibility has been established. IRIS amortizes capitalized software costs using the greater of the straight line method over the estimated product life of generally one to three years, or a percentage of total units sold over the projected unit sales.

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

Amortization expense of software development costs was approximately $132,000, $108,000 and $41,600 for 1993, 1994, and 1995, respectively, and $20,100 and
$27,200 for the six months ended June 30, 1995 and 1996 (unaudited), respectively.

DEFERRED WARRANT COSTS

     Deferred warrant costs result from the issuance of warrants in conjunction with various development, distribution and technology license agreements. These costs are being amortized over the term of the related agreements, or with respect to perpetual technology license agreements, over the expected life of the related technology of, generally, ten years.

REVENUE RECOGNITION

     IRIS derives revenue from the sale of IVD imaging systems, sales of supplies and service for its IVD imaging systems and sales of small laboratory instruments and related supplies. IRIS generally recognizes product revenues once all of the following conditions have been met: a) an authorized purchase order has been received in writing, b) customer credit worthiness has been established, and c) shipment of the product to the customer designated location has occurred. Estimated installation expense is recognized as part of the accrual for warranty expense at the time of shipment.

     IRIS recognizes service revenues ratably over the term of the service period, which typically ranges from twelve to sixty months. Payments for service contracts are generally made in advance. Deferred revenue represents the revenues to be recognized over the remaining term of the service contracts.

WARRANTIES

     IRIS recognizes the full estimated cost of warranty expense, including installation costs, at the time of product shipment.

RESEARCH AND DEVELOPMENT EXPENDITURES

     Except for certain software development costs required to be capitalized as described above (see Software Development Costs), research and development expenditures are charged to operations as incurred. Net research and development expense includes total research and development costs incurred, including costs incurred under research and development contracts, less costs reimbursed under research and development contracts (See Note 18).

INCOME TAXES

     IRIS accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1993, 1994, and 1995 financial statements to conform with the 1996 presentation.

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In December 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation." In accordance with SFAS No. 123, IRIS will adopt the disclosure method as provided for in the statement.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of ("Statement 121"). Statement 121 addresses the accounting for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used. Statement 121 also addresses the accounting for long-lived assets and certain identifiable intangibles to be disposed of, establishes guidance for recognizing and measuring impairment losses and requires that the carrying amount of impaired assets be reduced to fair value. Statement 121 was effective for fiscal years beginning after December 15, 1995. The impact of the adoption of Statement 121 was not material to the Company's June 30, 1996 financial statements.

3. MARKETABLE DEBT SECURITIES

     On January 1, 1994, IRIS adopted Statement of Financial Accounting Standards No. 115, ("SFAS 115") "Accounting for Certain Investments in Debt and Equity Securities" and determined that all its debt securities should be classified as "held-to-maturity" based on the Company's intent and ability to hold those securities to maturity. Under SFAS 115, debt securities classified as "held-to-maturity" are carried at amortized cost.

     At December 31, 1994 and 1995 and June 30, 1996, the carrying value of marketable debt securities approximates fair value and is included in short-term and long-term investments:

                                                                  EXPECTED MATURITY VALUE AND DATE
                                                                -------------------------------------
                                             AMORTIZED COST     WITHIN ONE YEAR     ONE TO FIVE YEARS
                                             --------------     ---------------     -----------------
    December 31, 1994
      U.S. Treasury Bills..................   $  1,641,062        $ 1,700,000           $      --
      U.S. Treasury Notes..................        802,028                 --             800,000
    December 31, 1995
      U.S. Treasury Bills..................      3,236,725          3,318,000                  --
      U.S. Treasury Notes..................        803,376            800,000                  --
    June 30, 1996 (unaudited)
      U.S. Treasury Bills..................      1,435,900          1,470,000                  --
      U.S. Treasury Notes..................        400,000            400,000                  --

4. INVENTORIES

     Inventories are carried at the lower of cost or market on a first-in, first-out basis and are composed of the following:

                                                         DECEMBER 31,              JUNE 30,
                                                  ---------------------------     -----------
                                                     1994            1995            1996
                                                  -----------     -----------     -----------
                                                                                  (UNAUDITED)
                                                                                  -----------
    Finished goods............................    $   520,445     $   350,907     $   224,000
    Work-in-process...........................        466,182         276,115         431,332
    Consumables and related hardware..........        394,070         603,848         532,404
    Raw materials, parts and sub-assemblies...        798,966       1,638,943       2,766,890
                                                   ----------      ----------      ----------
                                                  $ 2,179,663     $ 2,869,813     $ 3,954,626
                                                   ==========      ==========      ==========

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

5. PROPERTY AND EQUIPMENT

     Property and equipment is composed of the following:

                                                         DECEMBER 31,
                                                  ---------------------------      JUNE 30,
                                                     1994            1995            1996
                                                  -----------     -----------     -----------
                                                                                  (UNAUDITED)
    Leasehold improvements......................  $   257,534     $   327,178     $   352,254
    Furniture and fixtures......................       88,058         115,544         116,531
    Machinery and equipment.....................    1,935,129       2,422,835       2,791,934
    Tooling, dies and molds.....................      417,908         532,070         785,553
    Rental units................................       56,084         166,268         191,578
                                                  -----------     -----------     -----------
                                                    2,754,713       3,563,895       4,237,850
    Less accumulated depreciation...............   (2,155,822)     (2,568,851)     (2,849,929)
                                                  -----------     -----------     -----------
                                                  $   598,891     $   995,044     $ 1,387,921
                                                  ===========     ===========     ===========

     Property and equipment includes $1,270,363, $1,284,488 and $1,348,448, respectively, at December 31, 1994 and 1995 and June 30, 1996 (unaudited) of fully depreciated assets which remain in service. Depreciation expense was $272,401, $327,293 and $449,653 for 1993, 1994, and 1995, respectively, and
$164,169 and $281,078 for the six months ended June 30, 1995 and 1996 (unaudited), respectively. Maintenance and repairs expense for 1993, 1994 and 1995 was $41,629, $64,870, and $55,250, respectively, and for the six months ended June 30, 1995 and 1996 was $36,019 and $26,406 (unaudited), respectively.

     Rental units are carried at cost less accumulated depreciation ($136,136 and $163,952 at December 31, 1994 and 1995 and $187,060 at June 30, 1996
(unaudited)). Future minimum rental revenue on noncancellable leases as of December 31, 1995 is approximately $306,000, due during 1996.

6. ACCRUED EXPENSES

     Accrued expenses are composed of the following:

                                                          DECEMBER 31,
                                                   ---------------------------      JUNE 30,
                                                      1994            1995            1996
                                                   -----------     -----------     -----------
                                                                                   (UNAUDITED)
    Accrued bonuses..............................  $   206,451     $   366,372      $  198,519
    Accrued commissions..........................       55,133          76,079              --
    Accrued payroll..............................       87,298          88,228          55,122
    Accrued vacation.............................      109,999         135,832         137,104
    Accrued taxes and other......................       22,773          70,642         140,331
    Accrued professional fees....................      117,388         155,552          12,389
    Accrued warranty expense.....................      344,822         307,323         279,198
    Accrued -- other.............................       86,608          76,071          78,903
                                                   -----------     -----------        --------
                                                   $ 1,030,472     $ 1,276,099      $  901,566
                                                   ===========     ===========        ========

7. NOTES PAYABLE

     StatSpin had notes payable to stockholders with outstanding balances of $200,324 and $185,638 at December 31, 1994 and 1995, respectively. The notes bore interest at 11% to 12% per year and were due in 1996 through 1997.

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

     In addition, StatSpin had a note payable to the Massachusetts Technology Development Corporation with outstanding balances of $166,660 and $124,995 at December 31, 1994 and 1995, respectively. The note bore interest at 9% per year and was due in 1998.

     Following consummation of the merger with StatSpin, all note obligations were paid off in full by IRIS.

8. INCOME TAXES

     The provision (benefit) for income taxes consisted of the following:

                                                      1993          1994            1995
                                                    --------      --------      ------------
    Currently payable:
      Federal.....................................  $ 26,000      $ 30,000      $     26,000
      State.......................................    31,906        49,456            32,956
                                                     -------       -------       -----------
                                                      57,906        79,456            58,956
                                                     -------       -------       -----------
    Deferred:
      Federal.....................................        --            --        (3,537,000)
      State.......................................        --            --           (50,000)
                                                     -------       -------       -----------
                                                          --            --        (3,587,000)
                                                     -------       -------       -----------
                                                    $ 57,906      $ 79,456      $ (3,528,044)
                                                     =======       =======       ===========

     The provision (benefit) for income taxes differs from the amount obtained by applying the federal statutory income tax rate to income before income taxes for the years ended December 31, 1993, 1994 and 1995 as follows:

                                                       1993          1994           1995
                                                     ---------     ---------     -----------
    Tax provision (benefit) computed at Federal
      statutory rate...............................  $ 469,385     $ 578,347     $  (398,286)
    Increase (decrease) in taxes due to:
      Reinstatement of fully reserved deferred tax
         assets....................................         --            --      (3,587,000)
      Utilization of net operating loss
         carryforward..............................   (521,993)     (583,316)       (662,819)
      Write-off of in-process research and
         development...............................         --            --       1,089,962
      State taxes, net of federal benefit..........     18,643        36,979          26,156
      Nondeductible expenses.......................     37,214        21,952         (22,057)
      Other........................................     54,657        25,494          26,000
                                                     ---------     ---------     -----------
                                                     $  57,906     $  79,456     $(3,528,044)
                                                     =========     =========     ===========

     In 1995, IRIS recognized a deferred tax benefit of $3,587,000 through a reduction in the Company's deferred tax asset valuation allowance. This reduction in the valuation allowance resulted principally from the Company's assessment of the realizability of its net operating loss carryforwards based on recent operating history as well as an assessment that operations will continue to generate taxable income. Realization of the deferred tax assets are dependent upon continued generation of sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that the remaining net deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

     At December 31, 1995, the Company had federal net operating loss carryforwards of approximately $14.2 million and state net operating loss carryforwards of approximately $740,000 which expire in fiscal years

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

ending in 1999 through 2010. As of December 31, 1995, IRIS had investment tax and R&D credit carryforwards of $71,719 expiring in fiscal years through 2003.

     The primary components of temporary differences which give rise to the Company's net deferred tax asset at December 31, 1993, 1994 and 1995 are as follows:

                                                                 DECEMBER 31,
                                                  -------------------------------------------
                                                     1993            1994            1995
                                                  -----------     -----------     -----------
    Depreciation and amortization...............  $   115,598     $   129,162     $   146,200
    Allowance for doubtful accounts.............       34,012          32,619          12,900
    Accrued liabilities.........................      234,718         189,129         213,100
    Deferred revenue -- service contracts.......      186,582         202,164         145,800
    Deferred research and development...........           --              --         537,000
    Net operating loss carryforwards............    5,768,479       5,135,843       4,840,000
    Other.......................................       74,963          98,281              --
    Valuation allowance.........................   (6,414,352)     (5,787,198)     (1,500,000)
                                                      -------         -------         -------
                                                  $         0     $         0     $ 4,395,000
                                                      =======         =======         =======

9. LDA AND WARRANTS

     In October, 1992 LDA Systems, Inc. ("LDA"), completed an initial public offering of 107,750 units, each unit consisting of one share of callable LDA Common Stock and ten IRIS Warrants, each five warrants entitling the holder to purchase one share of IRIS Common Stock for $3.75, exercisable at any time from November 16, 1992 through July 31, 1995. LDA received net proceeds of $774,000 from the unit offering. These funds were used throughout 1993 to engage IRIS to conduct research and development, clinical evaluations and pre-market testing of The White IRIS(R), a proposed new product, in accordance with a research and development contract. In addition, IRIS committed to fund $500,000 of the development costs at a rate of $15,000 per month during this period.

     On April 25, 1994, LDA completed the sale of additional units to Corange Limited consisting of 85,714 shares of callable LDA common stock and warrants to purchase an aggregate of 248,571 shares of IRIS common stock at an exercise price of $3.75 per share. As part of the investment agreement, Corange was granted the option to participate with LDA in the joint development, manufacture, and marketing of certain future hematology instruments. This option expired October 30, 1995.

     IRIS had the option to purchase for cash or shares of IRIS common stock all of the outstanding shares of LDA common stock at $20 per share. The option expired 121 days after termination of the research and development agreement, which was to conclude no later than July 31, 1995. In June 1995, IRIS completed the acquisition of LDA for approximately 498,000 shares of IRIS Common Stock. IRIS acquired LDA pursuant to the exercise of its call option under the LDA Restated Certificate of Incorporation to purchase all the outstanding shares of LDA Common Stock. Accordingly, IRIS tendered 2.5765 shares of IRIS Common Stock for each share of LDA Common Stock. As a result of the acquisition, IRIS incurred a non-recurring charge of approximately $2.9 million against earnings for 1995 for the acquisition of in-process research and development (i.e. work in process not yet cleared for interstate commerce by the Food and Drug Administration).

     The following unaudited pro forma combined financial information gives effect to the acquisition of LDA by IRIS under the purchase method of accounting as though the acquisition had occurred on January 1, 1994. Substantially all of the purchase price for the acquisition of LDA by IRIS has been allocated to in-process research and development. Under the purchase method of accounting, the purchased in-process research and development has been written off as of the purchase date. The one time write-off of in-process research and

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

development of approximately $2.9 million is excluded from the pro forma information as it represents a non-recurring item.

                                                              1994             1995
                                                          ------------     ------------
        Net revenues....................................  $ 12,469,277     $ 15,021,658
        Net income......................................       480,445        5,077,187
        Primary and fully diluted earnings per share....  $       0.08     $       0.76

     The pro forma combined financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the merger been consummated as of the above dates. In addition, the pro forma results are not intended to be a projection of future results.

     On May 13, 1996, IRIS obtained clearance from the FDA to commence marketing The White IRIS(R) leukocyte differential analyzer, its newly developed workstation for white blood cell classification. The FDA cleared The White IRIS(R) for commercial use in the classification of normal as well as immature and other abnormal types of white blood cells.

10. POLY DEVELOPMENT AGREEMENT

     On September 29, 1995, Poly U/A Systems, Inc. ("Poly") engaged IRIS to develop several new products based on IRIS and other technology to further enhance automation in the urinalysis field. Under the terms of the project, Poly will have the right to use the IRIS technology and any newly developed technology for developing, manufacturing and marketing the new products as stand-alone devices, and IRIS will have the right to use any newly developed technology for any other purpose and to incorporate the new products into The Yellow IRIS(R). Poly has retained IRIS to conduct the research, development, clinical evaluation and pre-market testing of the proposed new products. IRIS will fund the first $15,000 per month (up to a maximum of $500,000) of the cost of the project, and Poly will reimburse IRIS for the excess. IRIS has an option until 121 days after termination of the project (which terminates no later than July 31, 1998) to acquire all of the Common Stock of Poly at an aggregate price increasing August 1, 1997 from $4.4 million to $5.1 million. IRIS may pay the option exercise price in cash or with shares of IRIS Common Stock. IRIS is also providing financial and administrative services to Poly at cost.

     Poly, a privately-held company based in Los Angeles, California, was organized in June 1995 to undertake the commercial development of several potential products based on technology developed or licensed by IRIS. In order to fund its share of the project, Poly, in 1995, raised net proceeds of $2.0 million through the sale of 128 units at a price of $20,000 per unit. Each unit consists of 2,000 shares of Poly's Callable Common Stock and a warrant to purchase 4,000 shares of IRIS Common Stock. In the aggregate, investors purchased 256,000 shares of Poly's callable Common Stock and warrants to purchase 512,000 shares of IRIS Common Stock. The IRIS warrants are exercisable at $6.50 per share during the last two years of their three-year duration. In connection with Poly's sale of units, IRIS also issued warrants to the placement agent and finder to purchase an aggregate of 150,000 shares of IRIS Common Stock. These warrants are exercisable at $7.80 per share for a five year period and include certain registration rights.

11. REFERENCE LAB AGREEMENT

     During the first quarter of 1995, IRIS and Boehringer Mannheim Corporation ("BMC") and Boehringer Mannheim GmbH ("BMG"), BMC's German affiliate, announced a joint project to develop a high capacity automated urinalysis system primarily for reference laboratories based on the proprietary technologies of both companies. The program is jointly funded by both companies. In addition to designing specific components of the new system, BMG has agreed to pay IRIS a fixed amount of $640,000 for its research and development of the project. In connection with this project and certain distribution considerations, IRIS issued Corange International Limited ("Corange") (an affiliate of BMG) warrants to purchase 250,000 shares of IRIS

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

Common Stock at an exercise price of $7.375 per share and granted Corange certain registration rights with respect to the shares of IRIS Common Stock issuable upon exercise of these warrants.

12. PRODUCT LINE ACQUISITION

     During the first quarter of 1995, IRIS acquired the digital refractometer product line of Biovation, Inc. for $850,000 in cash and warrants to purchase 75,000 shares of IRIS Common Stock at an exercise price of $8.125 per share. IRIS granted Biovation certain registration rights with respect to the shares of IRIS Common Stock issuable upon exercise of these warrants. The product line consists of a patented device known as a digital refractometer and the related consumables used in the operation and maintenance of the refractometer.

     In March 1996, IRIS acquired the CenSlide and FloStar urinalysis devices product line of UroHealth Sciences, Inc., for $788,000 in cash and the assumption of certain liabilities.

13. CAPITAL STOCK

STOCK ISSUANCES

     During 1990, the IRIS Board of Directors adopted a key Employee Stock Purchase Plan designed to allow selected senior employees of the Company to buy its shares at 50% of the then current market price, provided that the employee agrees to hold the shares purchased for a minimum of 2 years. Payment for the 50% portion may be made at the option of the employee either by payroll deduction or by lump sum payment, but in no event may it exceed more than 15% of the employee's salary during any year. The remaining 50% portion is recorded as deferred compensation and amortized over the vesting period. The shares purchased pursuant to the Plan may not be transferred, except following the death of the employee or a change in control, for a period of 2 years following the date of purchase. During the period of the limitation on transfer, the Company has the option to repurchase the shares at the employee's purchase price if the employee terminates employment with the Company either voluntarily or as a result of termination for cause. During 1993, 1994 and 1995, IRIS issued 27,942, 45,622, and 26,973 shares of common stock, respectively, in exchange for $134,952, $201,574, and $179,630 in cash and services, respectively, under the Plan. During the six months ended June 1996 (unaudited), IRIS issued 29,974 shares of common stock in exchange for $227,054 in cash and services under the Plan.

STOCK OPTION PLANS

     The following tables set forth information on the Company's five stock option plans as of December 31, 1995:

                                                                                        OPTIONS
                                           OPTIONS        OPTIONS        OPTIONS       AVAILABLE
        PLAN                              AUTHORIZED     EXERCISED     OUTSTANDING     FOR GRANT
        --------------------------------  ----------     ---------     -----------     ---------
        1980............................     200,000       174,468               0             0
        1982............................      84,000        75,034           4,000             0
        1983............................     100,000        74,035          17,400             0
        1986............................     360,000       135,932         223,801           267
        1994............................     700,000             0         368,600       331,400
                                           ---------       -------         -------       -------
                                           1,444,000       459,469         613,801       331,667
                                           =========       =======         =======       =======

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

                                                                            EXERCISE PRICE
                                                                     ----------------------------
                                                         SHARES       $ PER SHARE        TOTAL
                                                        --------     -------------    -----------
Balance outstanding at December 31, 1992..............   443,300     1.10 to 4.25     $ 1,004,478
Options issued........................................    91,000     4.00 to 4.04         364,525
Options canceled......................................   (15,400)    2.59 to 4.00         (59,814)
Options exercised.....................................   (46,533)    1.10 to 3.75        (101,746)
                                                          ------                         --------
Balance outstanding at December 31, 1993..............   472,367     1.10 to 4.25       1,207,443
Options issued........................................   192,600     3.72 to 5.42         797,028
Options canceled......................................   (28,234)    1.55 to 4.25         (67,470)
Options exercised.....................................  (200,832)    1.10 to 3.75        (447,022)
                                                          ------                         --------
Balances outstanding at December 31, 1994.............   435,901     1.10 to 5.42       1,489,979
Options issued........................................   209,500     4.25 to 7.37       1,195,530
Options canceled......................................    (9,700)    1.57 to 4.00         (26,782)
Options exercised.....................................   (21,900)    1.10 to 4.00         (44,450)
                                                          ------                         --------
Balances outstanding at December 31, 1995.............   613,801     1.10 to 7.37       2,614,277
Options issued (unaudited)............................   229,000     5.63 to 8.50       1,420,958
Options canceled (unaudited)..........................   (12,567)    2.90 to 6.27         (56,110)
Options exercised (unaudited).........................   (35,633)    1.75 to 5.00         (91,548)
                                                          ------                         --------
Balance outstanding at June 30, 1996 (unaudited)......   794,601                      $ 3,887,577
                                                          ======                         ========
Options exercisable at December 31, 1995..............   406,443     1.10 to 7.37     $ 1,428,694
                                                          ======                         ========
Options exercisable at June 30, 1996 (unaudited)......   390,534     1.10 to 8.50     $ 1,552,332
                                                          ======                         ========

     In connection with the merger with StatSpin, each outstanding option and warrant of StatSpin was converted into an option to purchase IRIS common stock at a ratio of 4.095 shares of IRIS common stock for each share of StatSpin common stock covered by such option or warrant, resulting in options to purchase an aggregate of 126,000 shares of IRIS common stock. The exercise price per share for the StatSpin options and warrants have been adjusted by dividing the initial exercise price by 4.095. During the six months ended June 30, 1996 (unaudited), options to purchase 19,791 shares were exercised at an aggregate exercise price of $72,495.

WARRANTS

     At December 31, 1995 and June 30, 1996 (unaudited), there were warrants outstanding and exercisable to purchase 250,000 shares of common stock at $7.375 per share until February 6, 1998, 75,000 shares at $8.125 per share until March 30, 1998, 512,000 shares at $6.50 per share until September 29, 1998 and 150,000 shares at $7.80 per share until September 28, 2000.

PREFERRED STOCK

     IRIS is authorized to issue 3,000,000 shares of preferred stock in one or more series with such terms as may be designated by the Board of Directors. There are no issued and outstanding preferred shares at December 31, 1995.

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

14. COMMITMENTS

LEASES

     IRIS leases its business locations at a monthly aggregate rent of $20,700, subject to increases based on the Consumer Price Index. IRIS has the option to renew one lease for two additional three-year periods commencing July 31, 1997.

     At December 31, 1995, the minimum lease payments due over the remaining life of the facilities leases and other operating leases were:

                YEAR ENDED DECEMBER 31,                             AMOUNT
                -----------------------                            ---------
                1996...........................................    $ 258,960
                1997...........................................      186,069
                1998...........................................       85,932
                1999...........................................       85,932
                2000...........................................       21,483
                                                                   ---------
                                                                   $ 638,376
                                                                   =========

     Rent expense under all operating leases during 1993, 1994 and 1995 was $304,208, $290,294, and $453,762 respectively, and for the six months ended June 30, 1995 and 1996 (unaudited) was $134,457 and $149,844, respectively.

OTHER

     Effective September 1, 1988, IRIS entered into consulting and licensing agreements with Cytocolor, Inc. relating to the use of its patented cytoprobe for The White IRIS(R). Under the terms of the agreements, IRIS is subject to the following future minimum royalty payments:

                YEAR ENDED DECEMBER 31,                             AMOUNT
                -----------------------                            ---------
                1996...........................................    $  20,000
                1997...........................................       20,000
                1998...........................................       20,000
                1999...........................................       20,000
                Years thereafter...............................      280,000
                                                                   ---------
                                                                   $ 360,000
                                                                   =========

     In connection with the development agreement with Poly, IRIS has agreed to fund $15,000 per month (up to a maximum of $500,000) of the cost of the development project for several new products to enhance automation in the urinalysis field (see Note 10).

15. EARNINGS PER SHARE

     The computation of per share amounts for 1993, 1994 and 1995 and for the six months ended June 30, 1996, is based on the weighted average number of common shares and common share equivalents outstanding for the period. Fully diluted and primary earnings per share were $0.25, $0.28, and $0.37 for the years ended December 31, 1993, 1994 and 1995, respectively, and $0.13 for the six months ended June 30, 1996 (unaudited).

     The computation of loss per share for the six months ended June 30, 1995 is based on the weighted average number of common shares outstanding for the period. Common share equivalents have not been

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

included in the computation as their inclusion would have been antidilutive. Loss per share was $0.46 for the six months ended June 30, 1995 (unaudited).

16. LICENSE

     Pursuant to earlier payments and certain agreements with TOA Medical Electronics Co., Ltd. (TOA), TOA has developed a urine sediment analyzer under license from IRIS using pre-1989 IRIS technology. IRIS received royalties of $35,000, $111,000, and $98,000 in 1993, 1994, and 1995, and $67,000 and $32,000
for the six months ended June 30, 1995 and 1996 (unaudited), respectively.

17. EXPORT SALES

     During 1993, 1994 and 1995, IRIS had export equipment sales of $253,000, $474,000 and $342,000 respectively, and $139,000 and $143,000 for the six months ended June 30, 1995 and 1996 (unaudited), respectively.

18. RESEARCH AND DEVELOPMENT CONTRACTS

     Reimbursements are recognized under research and development contracts in amounts equivalent to reimbursable research and development costs incurred on the related project plus, where contractually provided for, an amount to cover general and administrative costs of the project.

     Reimbursements and costs connected with the research and development agreements entered into with LDA, Poly and BMG were as follows:

                                 YEARS ENDED DECEMBER 31,              SIX MONTHS ENDED JUNE 30,
                         -----------------------------------------     -------------------------
                           1993           1994            1995            1995           1996
                         ---------     -----------     -----------     -----------     ---------
                                                                              (UNAUDITED)
    Reimbursements.....  $ 538,931     $ 1,110,878     $   842,663     $   638,150     $ 944,249
    Costs..............    637,552       1,258,405       1,494,873       1,066,055       964,137
                         ----------     ----------      ----------      ----------      --------
              Net
               costs...  $  98,621     $   147,527     $   652,210     $   427,905     $  19,888
                         ==========     ==========      ==========      ==========      ========

     Net costs incurred under research and development contracts have been included in research and development expense in the statements of operations.

19. SUBSEQUENT EVENTS (UNAUDITED)

     On July 31, 1996, IRIS acquired the IVD imaging business of Perceptive Scientific Instruments, Inc. (PSI) for $9.1 million in cash, a $7.0 million subordinated debenture due seller and a five year warrant to purchase 875,000 shares of IRIS common stock at $8.00 per share. IRIS paid the cash portion of the purchase price with funds obtained from a bank under a $7.8 million term loan and a new $1.5 million revolving line of credit.

     PSI's IVD imaging business includes providing genetic analysis instrumentation and related services through worldwide sales of its proprietary PowerGene(TM) product line. The PowerGene product line is used in various procedures for chromosome analysis, including karyotyping, DNA probe analysis and comparative genomic hybridization analysis.

     On September 25, 1996, IRIS entered into an agreement to purchase 469,413 shares of IRIS Common Stock and a warrant to purchase 250,000 shares of IRIS Common Stock from Corange for $2.1 million on or before December 31, 1996.

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

20. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table summarizes certain financial information by quarter for 1994 and 1995:

                                                                  1994
                                         -------------------------------------------------------
                                          MARCH 31       JUNE 30      SEPTEMBER 30   DECEMBER 31
                                         -----------   ------------   ------------   -----------
    Net revenues.......................  $ 2,485,373   $  3,134,915   $  3,338,746   $ 3,510,243
    Gross margin on net revenues.......    1,090,176      1,423,514      1,570,411     1,886,148
    Interest and other income, net.....       72,648         34,426         54,318        44,534
    Net income.........................       85,943        375,702        491,993       667,926
    Net income per share...............  $      0.02   $       0.07   $       0.09   $      0.12

                                                                  1995
                                         -------------------------------------------------------
                                          MARCH 31       JUNE 30      SEPTEMBER 30   DECEMBER 31
                                         -----------   ------------   ------------   -----------
    Net revenues.......................  $ 3,167,277   $  3,716,881   $  3,743,641   $ 4,393,859
    Gross margin on net revenues.......    1,535,807      1,909,883      1,931,539     2,283,905
    Interest and other income, net.....      118,042         87,207         65,598       107,913
    Net income (loss)..................      397,494     (2,916,490)       563,798     4,311,813
    Net income (loss) per share........  $      0.07   $      (0.53)  $       0.09   $      0.64

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
International Remote Imaging Systems, Inc.

Board of Directors
Perceptive Scientific Instruments, Inc.:

     We have audited the accompanying consolidated balance sheets of Perceptive Scientific Instruments, Inc. (a wholly-owned subsidiary of Digital Imaging Technologies, Inc.) and subsidiary as of December 31, 1995 and 1994, the related combined and consolidated statements of operations, stockholder's deficit and cash flows for each of the years in the three-year period ended December 31, 1995. These combined and consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perceptive Scientific Instruments, Inc. and Subsidiary as of December 31, 1995 and 1994, and the combined and consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As more fully described in Note 10, substantially all of the net assets of the Company were sold to International Remote Imagining Systems, Inc. on July 31, 1996.

                                          COOPERS & LYBRAND L.L.P.

                                          /s/  Coopers & Lybrand L.L.P.

Houston, Texas
September 13, 1996

                    PERCEPTIVE SCIENTIFIC INSTRUMENTS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31,
                                                      ---------------------------
                                                         1994            1995
                                                      -----------     -----------      JUNE 30,
                                                                                         1996
                                                                                      -----------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash..............................................  $    90,843     $   354,421     $    97,039
  Receivables:
     Trade..........................................      702,741       1,868,620       1,740,365
     Other..........................................       26,848          39,522         143,911
  Inventories.......................................      595,548         344,166         431,147
  Prepaid expenses and other current assets.........       22,710          23,958          34,644
                                                      -----------     -----------     -----------
          Total current assets......................    1,438,690       2,630,687       2,447,106
Property and equipment, at cost, net................      525,380         568,186         629,068
Capitalized software costs, net.....................      528,348         655,727         610,488
Other assets........................................       62,528          23,852          25,262
                                                      -----------     -----------     -----------
          Total assets..............................  $ 2,554,946     $ 3,878,452     $ 3,711,924
                                                      ===========     ===========     ===========
LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
  Notes payable.....................................  $        --     $    90,733     $        --
  Current maturities of capital lease obligations...        4,600           5,644           5,644
  Accounts payable..................................      342,772         548,727         873,070
  Accrued expenses..................................      216,779         647,611         688,936
  Billings in excess of cost and gross profit on
     fixed grants...................................           --              --          26,156
  Deferred maintenance revenue......................      174,075         175,738         253,138
  Customer deposits.................................           --          82,823          70,548
                                                      -----------     -----------     -----------
          Total current liabilities.................      738,226       1,551,276       1,917,492
Payable to parent company...........................    6,324,249       7,874,989       7,705,611
Capital lease obligations, net of current
  maturities........................................       18,470          13,046          10,923
                                                      -----------     -----------     -----------
          Total liabilities.........................    7,080,945       9,439,311       9,634,026
Commitments and contingencies
Stockholder's deficit:
  Preferred stock, no par value, 1,000,000 shares
     authorized, no shares issued or outstanding
  Common stock, $.01 par value, 1,000,000 shares
     authorized, 10 shares issued and outstanding,
     and additional paid-in capital.................        1,000           1,000           1,000
  Accumulated deficit...............................   (4,537,856)     (5,569,850)     (5,928,015)
  Cumulative foreign currency translation
     adjustment.....................................       10,857           7,991           4,913
                                                      -----------     -----------     -----------
          Total stockholder's deficit...............   (4,525,999)     (5,560,859)     (5,922,102)
                                                      -----------     -----------     -----------
          Total liabilities and stockholder's
            deficit.................................  $ 2,554,946     $ 3,878,452     $ 3,711,924
                                                      ===========     ===========     ===========

 The accompanying notes are an integral part of these combined and consolidated financial statements.

                    PERCEPTIVE SCIENTIFIC INSTRUMENTS, INC.

               COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

                                         YEARS ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                  ---------------------------------------   -------------------------
                                     1993          1994          1995          1995          1996
                                  -----------   -----------   -----------   -----------   -----------
                                                                            (UNAUDITED)
Revenues:
  System sales..................  $ 2,257,017   $ 3,611,992   $ 4,655,242   $ 2,027,269   $ 3,236,977
  Service and supply............      693,924       674,827       728,198       321,303       329,128
  Other.........................       18,856        44,234        10,600        36,315        85,608
                                  -----------   -----------    ----------    ----------    ----------
          Total revenues........    2,969,797     4,331,053     5,394,040     2,384,887     3,651,713
Costs of sales:
  System sales..................    1,209,408     1,994,143     2,067,008       870,922     1,308,998
  Service and supply............      248,189       271,570       286,326        82,984        60,405
  Other.........................        2,912         9,190            --        43,093        89,415
                                  -----------   -----------    ----------    ----------    ----------
          Total costs of
            sales...............    1,460,509     2,274,903     2,353,334       996,999     1,458,818
                                  -----------   -----------    ----------    ----------    ----------
          Gross margin..........    1,509,288     2,056,150     3,040,706     1,387,888     2,192,895
Operating expenses:
  Selling, general and
     administrative.............    3,193,185     2,572,061     3,223,388     1,308,180     1,652,178
  Research and development, net
     of grants..................       86,450        92,806       308,460       132,289       560,044
  Bad debt......................        6,661        35,034        11,273         5,667            --
                                  -----------   -----------    ----------    ----------    ----------
          Total operating
            expenses............    3,286,296     2,699,901     3,543,121     1,446,136     2,212,222
                                  -----------   -----------    ----------    ----------    ----------
          Income (loss) from
            operations..........   (1,777,008)     (643,751)     (502,415)      (58,248)      (19,327)
Other income (expense):
  Interest income...............       94,936       115,148            --            --            --
  Interest expense..............     (363,272)     (506,816)     (538,518)     (267,141)     (309,244)
  Foreign currency transaction
     gain (loss)................           --       (14,256)        1,957        10,070       (25,887)
  Other.........................       (1,290)      (11,515)        6,982         2,625        (3,707)
                                  -----------   -----------    ----------    ----------    ----------
          Total other income
            (expense)...........     (269,626)     (417,439)     (529,579)     (254,446)     (338,838)
                                  -----------   -----------    ----------    ----------    ----------
          Loss before income
            taxes...............   (2,046,634)   (1,061,190)   (1,031,994)     (312,694)     (358,165)
Provision for income taxes......           --            --            --            --            --
                                  -----------   -----------    ----------    ----------    ----------
          Net loss..............  $(2,046,634)  $(1,061,190)  $(1,031,994)  $  (312,694)  $  (358,165)
                                  ===========   ===========    ==========    ==========    ==========

 The accompanying notes are an integral part of these combined and consolidated financial statements.

                    PERCEPTIVE SCIENTIFIC INSTRUMENTS, INC.

         COMBINED AND CONSOLIDATED STATEMENTS OF STOCKHOLDER'S DEFICIT

                                               COMMON STOCK AND                      CUMULATIVE
                                                  ADDITIONAL                           FOREIGN
                                               PAID-IN CAPITAL                        EXCHANGE
                                              ------------------     ACCUMULATED     TRANSLATION
                                              SHARES      VALUE        DEFICIT       ADJUSTMENTS        TOTAL
                                              ------     -------     -----------     -----------     -----------
Stockholder's equity, January 1, 1993.......    10       $ 1,000     $(1,430,032)      $    --       $(1,429,032)
  Net loss..................................                  --      (2,046,634)           --        (2,046,634)
  Foreign currency translation
     adjustments............................                  --              --        (1,378)           (1,378)
                                                --        ------     -----------       -------       -----------
Stockholder's equity, December 31, 1993.....    10         1,000      (3,476,666)       (1,378)       (3,477,044)
  Net loss..................................                  --      (1,061,190)                     (1,061,190)
  Foreign currency translation
     adjustments............................                  --              --        12,235            12,235
                                                --        ------     -----------       -------       -----------
Stockholder's equity, December 31, 1994.....    10         1,000      (4,537,856)       10,857        (4,525,999)
  Net loss..................................                  --      (1,031,994)           --        (1,031,994)
  Foreign currency translation
     adjustments............................                  --              --        (2,866)           (2,866)
                                                --        ------     -----------       -------       -----------
Stockholder's equity, December 31, 1995.....    10         1,000      (5,569,850)        7,991        (5,560,859)
  Net loss (unaudited)......................                  --        (358,165)           --          (358,165)
  Foreign currency translation adjustments
     (unaudited)............................                  --              --        (3,078)           (3,078)
                                                --        ------     -----------       -------       -----------
Stockholder's equity, June 30, 1996
  (unaudited)...............................             $ 1,000     $(5,928,015)      $ 4,913       $(5,922,102)
                                                10
                                                ==        ======     ===========       =======       ===========

 The accompanying notes are an integral part of these combined and consolidated financial statements.

                    PERCEPTIVE SCIENTIFIC INSTRUMENTS, INC.

               COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         SIX MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,                   JUNE 30,
                                          -----------------------------------------   -----------------------
                                              1993           1994          1995          1995         1996
                                          ------------   ------------   -----------   ----------   ----------
                                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net loss............................... $ (2,046,634)  $ (1,061,190)  $(1,031,994)  $ (312,694)  $ (358,165)
  Adjustments to reconcile net loss to
     net cash provided from operating
     activities:
     Depreciation and amortization.......       98,856        254,768       501,271      259,649      288,373
     Changes in operating assets and
       liabilities:
       Receivables -- trade..............     (349,016)      (185,150)   (1,165,879)    (585,583)     128,255
       Inventories.......................      (40,784)       162,757       251,382       (6,644)     (86,981)
       Prepaid expenses and other current
          assets.........................      (32,404)       153,607        (1,247)       5,932      (10,686)
       Accounts payable and accrued
          expenses.......................      352,160       (236,208)      636,787      451,097      365,668
       Deferred maintenance revenue......        3,176        (41,810)        1,663        4,888       77,400
       Other.............................           --             --        38,676      (10,436)      24,746
                                           -----------    -----------   -----------    ---------    ---------
          Net cash provided by (used in)
            operating activities.........   (2,014,646)      (953,226)     (769,341)    (193,791)     428,610
Cash flows from investing activities:
  Additions to property and equipment....      (33,573)      (225,440)     (277,817)     (86,141)    (201,427)
  Additions to capitalized software
     costs...............................     (284,874)       (91,088)     (393,640)    (471,233)    (102,589)
  Change in receivables -- other.........      (14,590)       (27,275)      (12,674)    (194,065)    (104,389)
                                           -----------    -----------   -----------    ---------    ---------
          Net cash used in investing
            activities...................     (333,037)      (343,803)     (684,131)    (751,439)    (408,405)
Cash flows from financing activities:
  Increase (decrease) in payable to
     parent company......................    2,155,468      1,702,212     1,550,740      716,326     (169,378)
  Principal borrowings (payments) on
     notes payable.......................           --             --        90,733           --      (90,733)
  Principal reductions of capital lease
     obligations.........................           --       (128,250)       (4,380)      (2,092)      (2,123)
  Increase (decrease) in customer
     deposits............................      260,616       (266,616)       82,823        5,432      (12,275)
                                           -----------    -----------   -----------    ---------    ---------
          Net cash provided by (used in)
            financing activities.........    2,416,084      1,307,346     1,719,916      719,666     (274,509)
Effect of exchange rate changes on
  cash...................................       (1,378)        12,234        (2,866)      23,696       (3,078)
                                           -----------    -----------   -----------    ---------    ---------
Increase (decrease) in cash..............       67,023         22,551       263,578     (201,868)    (257,382)
Cash, beginning of year..................        1,269         68,292        90,843       90,843      354,421
                                           -----------    -----------   -----------    ---------    ---------
Cash, end of period...................... $     68,292   $     90,843   $   354,421   $ (111,025)  $   97,039
                                           ===========    ===========   ===========    =========    =========
Supplemental cash flow information:
Cash paid for interest................... $    363,272   $    506,816   $   538,518   $  267,141   $  294,457
                                           ===========    ===========   ===========    =========    =========

 The accompanying notes are an integral part of these combined and consolidated financial statements.

                    PERCEPTIVE SCIENTIFIC INSTRUMENTS, INC.

            NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 IS UNAUDITED

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     Perceptive Scientific Instruments, Inc. (the "Company") is engaged in the development, supply, and servicing of digital imaging systems for biological, clinical and research applications. The Company owns approximately 99% of the common stock of Perceptive Scientific International Limited ("PSI Ltd."), a United Kingdom company. The Company was formed in June 1994 as a wholly-owned subsidiary of Digital Imaging Technologies, Inc. ("DITI"). Upon formation, the net assets applicable to the Company's operations, including the investment in PSI Ltd., were transferred from DITI to the Company. The accompanying financial statements represent the consolidated financial condition, results of operations and cash flows of the Company from the date of formation and the combined results of operations and cash flows of the net assets applicable to the Company's operations prior to the formation of the Company. All significant intercompany transactions have been eliminated.

  Unaudited Interim Financial Statements

     The consolidated financial statements for the six months ended June 30, 1995 and 1996, have been prepared from the Company's books and records without audit. In the opinion of management, all adjustments, consisting only of normal recurring items necessary for a fair presentation for the periods indicated, have been included. Interim results are not necessarily indicative of results for a full year.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

     Revenue from the sale of digital imaging systems is recognized when the system is delivered for installation.

     The Company provides service under the terms of maintenance contracts which are generally for a term of one to two years. Service revenue is recognized as services are provided. Maintenance contract payments received in advance are deferred and amortized to income ratably over the contract term.

     From time to time the Company is awarded grants from agencies of the United States to conduct research and development. The Company retains all rights to products developed as a result of the grant projects. The funding available under a grant is based on qualifying costs incurred, up to a maximum amount, or a fixed amount. Grant funding on a cost reimbursement basis is recorded as a reduction of costs incurred. Grant funding on a fixed basis is recorded as a reduction of costs incurred and the excess of the grant over total estimated costs, if any, is recognized as income under the percentage-of-completion method based on costs incurred to total estimated costs.

  Concentrations of Credit Risk

     The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

     The Company sells products and provides service to customers primarily in the health care industry throughout the United States and various foreign countries. Sales in foreign countries are made through PSI

                    PERCEPTIVE SCIENTIFIC INSTRUMENTS, INC.

Ltd. The Company's normal credit terms for trade receivables are 30 days. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Reserves are maintained for potential credit losses. No allowance was considered necessary at December 31, 1994 and 1995, and June 30, 1996.

  Inventory

     Inventory is stated using the first-in, first-out method, at the lower of actual cost, based on specific identification, or market.

  Property and Equipment

     Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation of fixed assets is provided using the straight-line method over the estimated useful lives of the asset ranging primarily from 3 to 5 years. Amortization of assets under capital lease is provided on a straight-line basis over the term of the related lease agreement.

     Costs of maintenance and repairs are charged to expense when incurred; costs of renewals and betterments are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are eliminated form the respective accounts, and the resulting gain or loss is included in current income.

  Computer Software Costs -- Research and Development and Product Development Costs

     The Company develops computer software for use in the digital imaging systems. Computer software research and development costs are expensed as incurred. Computer software product development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is ready for general release to customers. Product development costs are amortized over a period of three to five years based on the product's estimated economic life. Unamortized software development costs are evaluated for impairment on a product-by-product basis at each balance sheet date by comparing the unamortized costs with the estimated net realizable value. Estimated net realizable value is the estimated future gross revenues from a product reduced by the estimated future costs of completing and disposing of a product, including the costs of performing maintenance and customer support required to satisfy the Company's responsibility set forth at the time of sale. To the extent that unamortized costs exceed net realizable value, the excess is included in current amortization expense. It is at least reasonably possible that the estimated net realizable value of the Company's products will change in the near term and such changes will impact the timing of amortization expense of future periods.

     Amortization of capitalized software development costs amounted to $64,724, $138,070, $266,261 and $147,828 for the years ended December 31, 1993, 1994 and
1995 and the six months ended June 30, 1996, respectively.

  Income Taxes

     The Company, excluding PSI Ltd., is included in the consolidated U.S. income tax return of DITI. PSI Ltd. files a separate income tax return in the United Kingdom. U.S. income taxes are determined as if the Company filed a separate income tax return.

     The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under the liability method, deferred taxes are based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balances. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                    PERCEPTIVE SCIENTIFIC INSTRUMENTS, INC.

  Product Warranties

     The Company sells products under warranties generally ranging from 1 year to 2 years. The estimated future cost under existing warranties has been provided for in the accompanying combined and consolidated financial statements.

  Foreign Currency Translation

     The assets and liabilities of PSI Ltd. have been translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Results of operations have been translated using the average exchange rate during the year. Resulting translation adjustments have been recorded as a separate component of stockholder's equity as "Cumulative Foreign Currency Translation Adjustments." Foreign currency transaction gains and losses are included in the combined and consolidated statement of operations as they occur.

  Recent Accounting Pronouncement

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of ("Statement 121"). Statement 121 addresses the accounting for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used. Statement 121 also addresses the accounting for long-lived assets and certain identifiable intangibles to be disposed of, establishes guidance for recognizing and measuring impairment losses and requires that the carrying amount of impaired assets be reduced to fair value. Statement 121 was effective for fiscal years beginning after December 15, 1995. The impact of the adoption of Statement 121 was not material to the Company's June 30, 1996 financial statements.

2. INVENTORIES

     Inventories consisted of the following:



                                                           DECEMBER 31,
                                                      -----------------------      JUNE 30,
                                                        1994          1995           1996
                                                      ---------     ---------     -----------
                                                                                  (UNAUDITED)
    System components...............................  $ 435,799     $ 227,890      $  279,981
    Customer service................................    159,749       116,276         151,166
                                                       --------      --------        --------
                                                      $ 595,548     $ 344,166      $  431,147
                                                       ========      ========        ========

3. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:



                                                           DECEMBER 31,
                                                     ------------------------      JUNE 30,
                                                       1994           1995           1996
                                                     ---------     ----------     -----------
                                                                                  (UNAUDITED)
    Office equipment and furniture.................  $ 403,024     $  537,800     $   809,847
    Demonstration equipment........................    250,866        335,719         298,701
    Marketing equipment............................     72,010         74,941          74,941
    Leasehold improvements.........................         --         55,257          21,655
                                                      --------     ----------      ----------
                                                       725,900      1,003,717       1,205,144
    Less accumulated depreciation and
      amortization.................................    200,520        435,531         576,076
                                                      --------     ----------      ----------
                                                     $ 525,380     $  568,186     $   629,068
                                                      ========     ==========      ==========

                    PERCEPTIVE SCIENTIFIC INSTRUMENTS, INC.

4. INCOME TAXES

     Deferred income taxes under the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax were as follows:

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                   1994            1995
                                                                -----------     -----------
    Deferred tax assets:
      Net operating loss carryforwards........................  $ 1,849,667     $ 2,180,925
      Research credit carryfowards............................       70,700          82,000
                                                                -----------     -----------
                                                                  1,920,367       2,262,925
    Deferred tax liabilities -- Software development costs and
      other...................................................      187,798         235,132
                                                                -----------     -----------
    Net deferred tax assets, before valuation allowance.......    1,732,569       2,027,793
    Valuation allowance.......................................   (1,732,569)     (2,027,793)
                                                                -----------     -----------
    Net deferred tax assets...................................  $        --     $        --
                                                                ===========     ===========

     Under the liability method, a valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the Company's historical taxable loss record, management has evaluated that it is more likely than not that the Company's net deferred tax assets will not be utilized and, accordingly, a valuation allowance has been provided against the entire balance.

     The difference between the benefit for income taxes at the statutory rate and the recorded income tax provision is primarily the result of the increase in the valuation allowance against net deferred tax assets.

     At December 31, 1995, the Company has available net operating loss carryforwards attributable to the United States and United Kingdom operations of approximately $6,200,000 and $55,000, respectively, which, if not utilized, will expire during the years 2006 through 2010. At December 31, 1995, the Company has available qualified research credit carryforwards of approximately $82,000 which, if not utilized, expire at various dates through 2010.

5. RELATED PARTY TRANSACTIONS

     Substantially all financing requirements of the Company is provided by DITI and its predecessor. DITI and its predecessor allocates interest expense and certain salary and overhead costs to the Company under informal arrangements. Activity between the Company and DITI and its predecessor is recorded in the

                    PERCEPTIVE SCIENTIFIC INSTRUMENTS, INC.

payable to parent account. There are no formal arrangements for repayment of the outstanding balance. Following is an analysis of activity in the payable to parent account:

        Payable to Parent, January 1, 1993..............................  $ 2,375,000
          Net borrowings................................................      966,311
          Allocated interest expense....................................      363,272
                                                                           ----------
        Payable to Parent, December 31, 1993............................    3,704,583
          Net borrowings................................................    2,246,677
          Allocated interest expense....................................      308,899
          Allocated salaries and overhead...............................       64,090
                                                                           ----------
        Payable to Parent, December 31, 1994............................    6,324,249
          Net borrowings................................................      682,566
          Allocated interest expense....................................      537,163
          Allocated salaries and overhead...............................      331,011
                                                                           ----------
        Payable to Parent, December 31, 1995............................    7,874,989
          Net payments..................................................     (746,255)
          Allocated interest expense....................................      286,501
          Allocated salaries and overhead...............................      290,376
                                                                           ----------
        Payable to Parent, June 30, 1996 (unaudited)....................  $ 7,705,611
                                                                           ==========

     Allocated interest, salaries and overhead have been charged to operations during the periods indicated.

6. COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company leases office space with minimal monthly lease rentals of $11,462 through December 2001. Rent expense was $208,613, $164,115, $137,615, and $78,854 for the years ended December 31, 1993, 1994 and 1995, and the six months ended June 30, 1996, respectively.

  Litigation

     The Company was a defendant in a lawsuit related to the purchase of assets from the Company's predecessor. The Company was released as a defendant in April 1994. The Company executed a guarantee for the payment of legal fees for all defendants of the lawsuit. Legal fees payable at December 31, 1995, and included in accrued expenses were approximately $256,000. Legal fees incurred during 1995 and charged to expense subsequent to the Company's release from the lawsuit were approximately $100,000. Management believes that the Company will not incur any future liabilities with respect to this lawsuit.

  Indebtedness of Parent

     The Company is co-maker of a $1,000,000 line of credit with a bank, bearing interest at the prime rate plus 3%, with an original maturity date of March 1, 1996. The line of credit is collateralized by the Company's accounts receivable, inventories, and property and equipment. All proceeds from the line of credit have been utilized by DITI and the obligation for unpaid principal is not reflected in the Company's balance sheet. Subsequent to December 31, 1995, the line of credit was extended to December 1, 1996, and the amount available was increased to $1,500,000. The unpaid principal balance on the line of credit was $1,000,000 and $1,500,000 at December 31, 1995 and June 30, 1996, respectively.
The line of credit was retired on July 31, 1996, with proceeds from the sale of the Company (see Note 10).

                    PERCEPTIVE SCIENTIFIC INSTRUMENTS, INC.

7. FOREIGN OPERATIONS

     Summary financial information of PSI Ltd. is presented below:


                                                     DECEMBER 31,
                                      -----------------------------------------      JUNE 30,
                                         1993           1994           1995            1996
                                      ----------     ----------     -----------     -----------
                                                                                    (UNAUDITED)
    Total assets....................  $  553,183     $  673,022     $ 1,493,736     $ 1,317,258
    Total liabilities...............     234,520        309,059       1,087,071         817,018
    Total stockholder's equity......     318,663        363,963         406,665         500,240
    Total revenue...................   1,068,214      2,019,045       3,081,071       1,995,603
    Total income (loss).............    (289,227)        33,492          46,334          96,646

8. EMPLOYEE RETIREMENT PLAN

     All employees of PSI Ltd. are covered by a defined contribution plan whereby PSI Ltd. provides matching contributions of up to 4.5% of an employee's salary. Total contributions charged to expense for the years ended December 31, 1993, 1994 and 1995, and the six months ended June 30, 1996, were $26,717, $34,189, $33,161, and $23,515 respectively.

9. ACCRUED EXPENSES

     Accrued expenses consisted of the following:

                                                       DECEMBER 31,
                                                  -----------------------      JUNE 30,
                                                    1994          1995           1996
                                                  ---------     ---------     -----------
                                                                              (UNAUDITED)
        Accrued warranty costs..................  $  71,075     $ 109,991      $  146,458
        Commissions.............................     43,841       353,302         262,637
        Other...................................    101,863       184,318         279,841
                                                   --------      --------        --------
                                                  $ 216,779     $ 647,611      $  688,936
                                                   ========      ========        ========

10. SUBSEQUENT EVENT

     On July 31, 1996, substantially all of the net assets of the Company, with the exception of cash, intercompany liabilities, and other defined obligations, and substantially all of the net assets of an affiliated company were acquired by International Remote Imaging Systems, Inc. ("IRIS") for a purchase price consisting of $9.1 million in cash, an 8.5% subordinated note payable due 2001 in the amount of $7.0 million, and a warrant to purchase 875,000 shares of IRIS's common stock at an exercise price of $8 per share. The purchase agreement excludes any future obligations that may arise with respect to the litigation described in Note 6 from the liabilities assumed by IRIS. Furthermore, net operating and research tax credit carryforwards described in Note 4 are not available to IRIS as a result of the net asset purchase.

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

               PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                                 JUNE 30, 1996
                                  (UNAUDITED)

     The following unaudited pro forma condensed combined balance sheet as of June 30, 1996 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 1995 and the six months ended June 30, 1996 give effect to the acquisition, which occurred in July 1996, of the IVD imaging business of Perceptive Scientific Instruments, Inc. ("PSI Acquisition") by International Remote Imaging Systems, Inc. ("IRIS"), and the issuance of 3,000,000 shares of Common Stock in this offering for net proceeds estimated to be $20 million. The total purchase price of PSI is estimated to be $17.03 million, consisting of $9.1 million in cash, a $7.0 million subordinated debenture and a warrant to purchase 875,000 shares of IRIS common stock at $8.00 per share (warrant valued at $927,000). IRIS paid the cash portion of the purchase price with funds obtained from a bank under a $7.8 million term loan and a new $1.5 million revolving line of credit. The total purchase price is subject to adjustment based on the final closing financial statements of PSI as of June 30, 1996.

     The unaudited pro forma condensed combined balance sheet assumes the transactions (the PSI Acquisition and the related financing and stock issuance from this Offering) were consummated on June 30, 1996 and the unaudited pro forma condensed combined statements of operations assume that each of these transaction occurred at the beginning of the periods presented. The PSI Acquisition will be accounted for as a purchase, with the assets acquired and the liabilities assumed being recorded at estimated fair value. A substantial portion of the purchase price, currently estimated to be $7.25 million ($4.57 million net of deferred tax benefit) will be allocated to in-process research and development. Under the purchase method of accounting, the amount allocated to in-process research and development will be charged to operations as of the purchase date. The write-off of in-process research and development from the PSI Acquisition is excluded from the pro forma statements of operations as it represents a non-recurring item. The adjustments included in the unaudited pro forma condensed combined financial statements represent the Company's preliminary determination of the purchase price allocation based upon available information and there can be no assurance that the actual adjustments will not differ significantly from the pro forma adjustments reflected in the pro forma financial information.

     The unaudited pro forma condensed combined financial statements are not necessarily indicative of the results that would have occurred if the foregoing transactions had been consummated as of the indicated dates or which may occur in the future. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements of IRIS and PSI, together with the related notes thereto, included elsewhere in this Prospectus.

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.
                  AND PERCEPTIVE SCIENTIFIC INSTRUMENTS, INC.

            PRO FORMA CONDENSED COMBINED BALANCE SHEET -- UNAUDITED
                                 JUNE 30, 1996
                                 (IN THOUSANDS)

                                                         ACQUISITION       PRO       OFFERING
                               HISTORICAL   HISTORICAL    PRO FORMA       FORMA      PRO FORMA      PRO FORMA
                                  IRIS         PSI       ADJUSTMENTS     COMBINED   ADJUSTMENTS     COMBINED
                               ----------   ----------   -----------     --------   -----------     ---------
Cash and cash equivalents....   $   1,229    $     97      $   (97)(1)   $  1,229     $ 6,050(4)    $   7,279
Short-term investments.......       2,636          --                       2,636                       2,636
Accounts
  receivable -- trade........       5,562       1,884                       7,446                       7,446
Inventories..................       3,955         431                       4,386                       4,386
Prepaid expenses and other...         342          35                         377                         377
Deferred tax asset...........         801          --                         801                         801
                                  -------     -------                     -------                     -------
          Total current
            assets...........      14,525       2,447                      16,875                      22,925
Property and equipment,
  net........................       1,388         629                       2,017                       2,017
Software development costs,
  net........................         558         610                       1,168                       1,168
Deferred tax asset...........       3,594          --        2,683(2)       6,277                       6,277
Other assets.................       3,611          26        8,090(1)      11,727        (273)(5)      11,454
                                  -------     -------                     -------                     -------
          Total assets.......   $  23,676    $  3,712                    $ 38,064                   $  43,841
                                  =======     =======                     =======                     =======
Notes payable................   $      --    $      6        3,700(3)    $  3,706      (3,700)(4)   $       6
Accounts payable.............       1,470         873                       2,343                       2,343
Accrued expenses.............         902         785                       1,687                       1,687
Service contracts -- deferred
  income.....................         722         253                         975                         975
                                  -------     -------                     -------                     -------
          Total current
            liabilities......       3,094       1,917                       8,711                       5,011
Payable to parent company....          --       7,706       (7,706)(1)         --                          --
Notes payable................          --          11       12,400(3)      12,411      (8,150)(4)       4,261
Service contracts -- deferred
  income.....................         216          --                         216                         216
                                  -------     -------                     -------                     -------
          Total
            liabilities......       3,310       9,634                      21,338                       9,488
                                  -------     -------                     -------                     -------
Common stock.................          64           1           (1)(1)         64          30(4)           89
                                                                                           (5)(4)
Additional paid in capital...      33,931          --          927(1)      34,858      19,970(4)       52,460
                                                                                       (2,095)(4)
                                                                                         (273)(5)
Accumulated deficit..........     (13,629)     (5,923)       5,923(1)     (18,196)                    (18,196)
                                                            (4,567)(2)
                                  -------     -------                     -------                     -------
          Total stockholders'
            equity...........      20,366      (5,922)                     16,726                      34,353
                                  -------     -------                     -------                     -------
          Total liabilities
            and stockholders'
            equity...........   $  23,676    $  3,712                    $ 38,064                   $  43,841
                                  =======     =======                     =======                     =======

  See accompanying notes to pro forma condensed combined financial statements

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.
                  AND PERCEPTIVE SCIENTIFIC INSTRUMENTS, INC.

       PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS -- UNAUDITED
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         ACQUISITION                   OFFERING
                               HISTORICAL   HISTORICAL    PRO FORMA      PRO FORMA     PRO FORMA      PRO FORMA
                                  IRIS         PSI       ADJUSTMENTS      COMBINED    ADJUSTMENTS      COMBINED
                               ----------   ----------   -----------     ----------   -----------     ----------
Net sales....................   $  9,129     $  3,652                     $ 12,781                     $ 12,781
Cost of goods sold...........      4,495        1,459                        5,954                        5,954
                                  ------       ------                      -------                      -------
Gross margin.................      4,634        2,193                        6,827                        6,827
Selling, general and
  administrative expenses....      3,164        1,652         356(8)         5,172         (16)(11)       5,156
Research and development
  expenses...................        591          560                        1,151                        1,151
                                  ------       ------                      -------                      -------
Operating income (loss)......        879          (19)                         504                          520
Other income (expense):
  Interest and other
     income..................        168          (30)                         138                          138
  Interest expense...........         (5)        (309)       (674)(6)         (679)        493(10)         (186)
                                                              309(7)
                                  ------       ------                      -------                      -------
Income (loss) before
  provision for income
  taxes......................      1,042         (358)                         (37)                         472
Provision (benefit) for
  income taxes...............        175           --        (199)(9)          (24)         85(9)            61
                                  ------       ------                      -------                      -------
Net income (loss)............   $    867     $   (358)                    $    (13)                    $    411
                                  ======       ======                      =======                      =======
Net income (loss) per
  share......................   $   0.13                                  $  (0.01)                    $   0.04
                                  ======                                   =======                      =======
Weighted average number of
  common shares and common
  share equivalents
  outstanding for the
  period.....................      6,915                     (595)(12)       6,320       3,595(13)        9,915
                                  ======                     ====          =======       =====          =======

  See accompanying notes to pro forma condensed combined financial statements

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.
                  AND PERCEPTIVE SCIENTIFIC INSTRUMENTS, INC.

       PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS -- UNAUDITED
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         ACQUISITION                  OFFERING
                               HISTORICAL   HISTORICAL    PRO FORMA      PRO FORMA    PRO FORMA      PRO FORMA
                                  IRIS         PSI       ADJUSTMENTS     COMBINED    ADJUSTMENTS     COMBINED
                               ----------   ----------   -----------     ---------   -----------     ---------
Net sales.....................  $  15,022    $  5,394                    $  20,416                   $  20,416
Cost of goods sold............      7,361       2,353                        9,714                       9,714
                                  -------      ------                      -------                     -------
Gross margin..................      7,661       3,041                       10,702                      10,702
Selling, general and
  administrative expenses.....      5,090       3,235          724(8)        9,049         (32)(11)      9,017
Research and development
  expenses....................      1,220         308                        1,528                       1,528
Acquisition of in-process
  research and development....      2,900          --                        2,900                       2,900
                                  -------      ------                      -------                     -------
Operating income (loss).......     (1,549)       (502)                      (2,775)                     (2,743)
Other income (expense):
  Interest and other income...        420           9                          429                         429
  Interest expense............        (42)       (538)      (1,356)(6)      (1,398)        995(10)        (403)
                                                               538(7)
                                  -------      ------                      -------                     -------
Income (loss) before provision
  for income taxes............     (1,171)     (1,031)                      (3,744)                     (2,717)
Provision (benefit) for income
  taxes.......................     (3,528)         --          (84)(9)      (3,612)         35(9)       (3,577)
                                  -------      ------                      -------                     -------
Net income (loss).............  $   2,357    $ (1,031)                   $    (132)                  $     860
                                  =======      ======                      =======                     =======
Net income (loss) per share...  $    0.37                                $   (0.02)                  $    0.09
                                  =======                                  =======                     =======
Weighted average number of
  common shares and common
  share equivalents
  outstanding for the
  period......................      6,419                     (424)(12)      5,995       3,424(13)       9,419
                                  =======                     =====        =======       =====         =======

  See accompanying notes to pro forma condensed combined financial statements

                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

           NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                                 JUNE 30, 1996
                                  (UNAUDITED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

 1. The Company purchased substantially all the net assets of PSI (excluding cash and the advances payable to PSI's parent) for total consideration of $17,027, consisting of the following:

            Cash paid at closing....................................... $  9,100
            Subordinated debenture due seller..........................    7,000
            Warrant to purchase 875,000 shares of common stock.........      927
                                                                         -------
                      Total consideration.............................. $ 17,027
                                                                         =======

    The actual allocation of the purchase price will be based on the estimated fair value of PSI's net tangible assets and intangible assets at the date of purchase. For purposes of the pro forma condensed combined balance sheet, the preliminary allocation has been estimated as follows:

            Net deficit at June 30, 1996............................... $ (5,922)
            Less cash not purchased....................................      (97)
            Add payable to parent company not assumed..................    7,706
            Net tangible assets as recorded by PSI.....................    1,687
            Excess cost over net assets acquired.......................   15,340
                      Total............................................ $ 17,027

    The excess cost over net assets acquired has preliminarily been allocated as follows:

            International distribution channel......................... $  4,910
            Acquired technology and know how...........................    3,180
                                                                         -------
                                                                           8,090
            In-process research and development........................    7,250
                                                                         -------
                                                                        $ 15,340
                                                                         =======

 2. The in-process research and development of $7,250 ($4,567 net of deferred tax benefit of $2,683) will be written off at the PSI Acquisition date and has been reflected as a pro-forma adjustment to accumulated deficit.

 3. The cash paid at closing of $9,100 was paid from funds obtained from a bank under a $7,800 term loan and a new $1,500 revolving line of credit, of which $1,300 was drawn down for the PSI Acquisition. Pro forma adjustments to notes payable consist of short-term bank debt of $3,700 and long-term bank debt and subordinated note payable to seller of $5,400 and $7,000, respectively.

 4. Represents the estimated net proceeds of $20,000 in connection with the issuance of 3,000,000 shares of Common Stock in this Offering and the application of the net proceeds therefrom as follows:

            Paydown on line of credit......................  $  1,300
            Payoff of short-term portion of bank term
              loan.........................................     2,400
                                                              -------
                                                                             3,700
            Payoff of long-term portion of bank term
              loan.........................................     5,400
            Paydown on subordinated note to seller.........     2,750
                                                              -------
                                                                             8,150
            Repurchase of 469,413 shares of Common Stock...                  2,100
            Working capital................................                  6,050
                                                                          --------
                                                                          $ 20,000
                                                                          ========

 5. Represents a charge against equity for the unamortized deferred warrant cost associated with a warrant surrendered to the Company in connection with the repurchase of shares in Note 4 above.

 6. Represents interest expense on subordinated note to seller and bank debt incurred upon the PSI Acquisition.

 7. Represents the elimination of the interest expense on PSI's borrowings from its parent company not assumed by IRIS.

 8. Represents amortization of the intangibles over the following estimated useful lives: acquired technology and know how -- six years; and international distribution channel -- twenty-five years.

 9. To adjust the tax provision to the Company's historical effective tax rate. The tax benefit in 1995 includes a deferred tax benefit of $3,587 from reduction in the Company's deferred tax asset valuation allowance.

10. Represents the reduction of the interest expense related to the acquisition debt financing to reflect the pay-down of such debt with the proceeds from the issuance of Common Stock in this Offering.

11. Represents the elimination of the amortization expense related to the deferred warrant costs related to the warrant surrendered to the Company in connection with the repurchase of shares in Note 4 above.

12. Common share equivalents are not included in the calculation of pro forma net loss per share because the effect of including the common share equivalents would be anti-dilutive.

13. Includes common share equivalents and the issuance of 3,000,000 shares of Common Stock in this Offering.

NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

         ------------------------

            TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     6
Use of Proceeds.......................    13
Price Range of Common Stock...........    14
Dividend Policy.......................    14
Capitalization........................    15
Selected Consolidated Financial
  Data................................    16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    17
Business..............................    27
Management............................    39
Certain Relationships and Related
  Transactions........................    45
Principal and Selling Stockholders....    47
Description of Capital Stock..........    49
Underwriting..........................    52
Legal Matters.........................    53
Experts...............................    53
Available Information.................    54
Glossary of Selected Terms............    55
Index to Financial Statements.........   F-1

                            ------------------------

                                3,000,000 SHARES

                                 [COMPANY LOGO]

                              INTERNATIONAL REMOTE
                             IMAGING SYSTEMS, INC.

                                 COMMON STOCK

                                   PROSPECTUS

                           JEFFERIES & COMPANY, INC.
                         RAUSCHER PIERCE REFSNES, INC.
                            M. KANE & COMPANY, INC.

                                       , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions incurred or to be incurred in connection with the sale of the Common Stock being registered (all amounts are estimated except the SEC registration fee, the NASD filing fee and the AMEX listing fee).

            SEC registration fee........................................  $9,256
            NASD filing fee.............................................   3,185
            AMEX listing fee............................................
            Blue sky fees and expenses (including counsel fees and
              expenses).................................................
            Printing expenses...........................................
            Legal fees and expenses.....................................
            Accounting fees and expenses................................
            Transfer agent and registrar fees...........................
            Miscellaneous...............................................
                                                                          ------
                      Total.............................................  $
                                                                          ======

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article SEVENTH of the Company's Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or knowing violation of law. The Company's Certificate of Incorporation also contains provisions requiring the Company to indemnify its directors and officers to the fullest extent permitted by the DGCL.

     Section 145 of the DGCL provides, in part, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any suit or proceedings because such person is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, as a director, officer, employee or agent of another corporation, against all costs actually and reasonably incurred by him in connection with such suit or proceedings if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Similar indemnity is permitted to be provided to such persons in connection with an action or suit by or in the right of the corporation, provided such person acted in good faith and in a manner he believed to be in or not opposed to the best interests of the corporation, and provided further (unless a court of competent jurisdiction otherwise determines) that such person shall not have been adjudged liable to the corporation.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The Registrant made the following sales of securities in the past three years that were not registered under the Securities Act:

          (1) Since January 1, 1993, the Registrant has sold 102,568 shares of Common Stock to selected senior employees at purchase prices equal to 50% of the then current market price pursuant to the Registrant's Key Employee Stock Purchase Plan. Employees are required to hold the shares purchased for a period of two years from the date of purchase.

          (2) In April 1994, the Registrant issued a warrant to purchase 248,571 shares of Common Stock at an exercise price of $3.75 per share to Corange in connection with its investment of $1.2 million in LDA, a Company-sponsored research and development entity. See "Management's Discussion and Analysis of

     Financial Condition and Results of Operations -- Overview" and "Certain Relationships and Related Transactions." Corange exercised the warrant in full in July 1995.

          (3) In February 1995, the Registrant issued a warrant to purchase 250,000 shares of Common Stock at an exercise price of $7.375 per share to Corange in connection with a joint development project with BMC, an affiliate of Corange. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Certain Relationships and Related Transactions."

          (4) In March 1995, the Registrant issued a warrant to purchase 75,000 shares of Common Stock at an exercise price of $8.125 per share Biovation in connection with the acquisition of a product line from Biovation.

          (5) From September to November 1995, the Registrant issued warrants to purchase an aggregate of 512,000 shares of Common Stock at an exercise price of $6.50 per share to 105 investors in connection with their investment of an aggregate of $2.56 million in Poly, a Company-sponsored research and development entity, and warrants to purchase an aggregate of 150,000 shares of Common Stock at an exercise price of $7.80 per share to the placement agent and the finder as partial consideration for their services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview," "-- Liquidity and Capital Resources" and "Certain Relationships and Related Transactions."

          (6) In February 1996, the Registrant issued 340,260 shares of Common Stock and assumed warrants and options to purchase an additional 126,051 shares of Common Stock at exercise prices ranging from $3.66 to $7.32 per share to the former securityholders of StatSpin in connection with the Registrant's acquisition of such company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- PSI and Other Recent Acquisitions."

          (7) In July 1996, the Registrant issued a warrant to purchase 875,000 shares of Common Stock at $8.00 per share to Digital Imaging Technologies, Inc. in connection with the PSI Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- PSI and Other Recent Acquisitions."

     The sale of securities in the transactions described above in Paragraphs
(1) and (4) were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

     The sale of securities in the transactions described above in Paragraphs
(2), (3), (5), (6) and (7) were exempt from registration under the Securities Act in reliance on Regulation D promulgated thereunder.

ITEM 16.  EXHIBITS

     (a) Exhibits

  NO.                                              DESCRIPTION
  ----           -------------------------------------------------------------------------------
   1.1(a)     -- Form of Underwriting Agreement between the Company and Jefferies & Company,
                 Inc. and Rauscher Pierce Refsnes, Inc., as representatives of the several underwriters named therein*
   1.1(b)     -- Agreement between the Company and M. Kane & Company, Inc. dated May 15, 1996
   3.1        -- Certificate of Incorporation, as amended (1)
   3.2        -- Restated Bylaws (2)
   4.1        -- Specimen of Common Stock Certificate (3)
   5.1        -- Opinion and consent of Irell & Manella LLP*
  10.1        -- Lease of the Company's headquarters facility (4)
  10.2(a)     -- 1982 Stock Option Plans and form of Stock Option Agreement (5)
  10.2(b)     -- 1983 and 1986 Stock Option Plans, and forms of Stock Option Agreements for each Plan (6)
  10.2(c)     -- Amended and Restated 1986 Stock Option Plan (7)
  10.2(d)     -- 1994 Stock Option Plan and forms of Stock Option Agreements (8)
  10.2(e)     -- Certificate of Officer With Respect to Amendment of 1994 Stock Option Plan (9)
  10.2(f)     -- Key Employee Stock Purchase Plan
  10.3        -- Various Agreements with TOA Medical Electronics (10)
  10.4(a)     -- Agreement for a Strategic Alliance in Urinalysis dated January 7, 1994 between
                 IRIS and Boehringer Mannheim Corporation (11)
  10.4(b)     -- Research and Development and Distribution Agreement dated February 6, 1995 by and among IRIS, LDA Systems, Inc. and Corange International Limited (11)
  10.4(c)     -- Amendment to Distribution Agreements
  10.5        -- Warrant Certificate dated March 20, 1995 issued to Biovation, Inc. (11)
  10.6(a)     -- Technology License Agreement dated as of September 29, 1995 between IRIS and
                 Poly U/A Systems, Inc. (12)
  10.6(b)     -- Research and Development Agreement dated as September 29, 1995 between IRIS and
                 Poly U/A Systems, Inc. (12)
  10.6(c)     -- $100 Class "A" Note dated September 29, 1995 issued by Poly U/A Systems, Inc.
                 in favor of IRIS (12)
  10.6(d)     -- Certificate of Incorporation of Poly U/A Systems, Inc. (See Article FOUR
                 regarding the IRIS Option) (12)
  10.7(a)     -- Agreement and Plan of Merger dated January 31, 1996 between IRIS and StatSpin, Inc. (13)
  10.7(b)     -- Registration Rights Agreement dated January 31, 1996 between IRIS and StatSpin
                 Stockholders (13)
  10.8(a)     -- Asset Purchase Agreement dated as of July 15, 1996 by and among IRIS, Digital
                 Imaging Technologies, Inc., Perceptive Scientific Instruments, Inc. and
                 Perceptive Scientific Technologies, Inc. (14)
  10.8(b)     -- Registration Rights and Standstill Agreement dated July 31, 1996 between IRIS and Digital Imaging Technologies, Inc. (9)
  10.8(c)     -- Warrant Certificate dated July 31, 1996 issued to Digital Imaging Technologies
                 Inc. (9)
  10.8(d)     -- Stockholder Guaranty Agreement dated July 31, 1996 between Edward Randall, III and PSII Acquisition Corp., a wholly-owned subsidiary of IRIS (now known as
                 Perceptive Scientific Instruments, Inc.) (9)
  10.8(e)     -- Non-Competition Agreement dated as of July 15, 1996 between Edward Randall, III and PSII Acquisition Corp., a wholly-owned subsidiary of IRIS now known as
                 Perceptive Scientific Instruments, Inc. (9)

  NO.                                              DESCRIPTION
  ----           -------------------------------------------------------------------------------
  10.8(f)     -- Technology License Agreement dated July 31, 1996 between Perceptive Scientific
                 Imaging Systems, Inc. and PSII Acquisition Corp., a wholly-owned subsidiary of
                 IRIS (now known as Perceptive Scientific Instruments, Inc.) (9)
  10.9(a)     -- $7,000,000 Subordinated Note dated July 29, 1996 issued by IRIS in favor of
                 Digital Imaging Technologies, Inc. (9)
  10.9(b)     -- $1,500,000 Promissory Note dated July 29, 1996 issued by IRIS to City National
                 Bank (9)
  10.9(c)     -- Supplemental Terms letter dated July 29, 1996 between IRIS and City National
                 Bank re: $1,500,000 Promissory Note (9)
  10.9(d)     -- Commercial Security Agreement dated July 29, 1996 executed by IRIS in favor of
                 City National Bank re: $1,500,000 Promissory Note (9)
  10.9(e)     -- $7,800,000 Promissory Note dated July 29, 1996 issued by IRIS to City National
                 Bank (9)
  10.9(f)     -- Supplemental Terms letter dated July 29, 1996 between IRIS and City National
                 Bank re: $7,800,000 Promissory Note (9)
  10.9(g)     -- Commercial Pledge Agreement dated July 29, 1996 executed by IRIS in favor of
                 City National Bank re: $7,800,000 Promissory Note (9)
  11          -- Statement re: Computation of Per Share Earnings
  21.1        -- Subsidiaries of the Registrant
  23.1        -- Written consent of Coopers & Lybrand L.L.P.
  23.2        -- Written consent of Coopers & Lybrand L.L.P.
  23.3        -- Written consent of KPMG Peat Marwick LLP
  23.4        -- Written consent of Limbach & Limbach LLP
  23.5        -- Written consent of Irell & Manella LLP (included in their opinion filed as
                 Exhibit 5.1 hereto)
  24.1        -- Power of attorney to sign and file amendments hereto (included on the signature page of this Part II)
  27.1        -- 1995 Restated Financial Data Schedule
  27.2        -- 1994 Restated Financial Data Schedule
  27.3        -- 1993 Restated Financial Data Schedule

- ---------------
  *  To be filed by pre-effective amendment.

 (1) Incorporated by reference to the Company's Current Report on Form 8-K dated August 13, 1987 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1993.

 (2) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994.

 (3) Incorporated by reference to the Company's Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on March 27, 1996 (File No. 333-002001).

 (4) The original lease and all prior amendments are incorporated by reference to the Company's Annual Report on Form 10-K for the year December 31, 1989, its quarterly report on Form 10-Q for the quarter ended September 30, 1993 and its Annual Report on Form 10-K for the year ended December 31, 1994.

 (5) Incorporated by reference to the Company's Registration Statement on Form S-2, as filed with the Securities and Exchange Commission on September 4, 1985 (File No. 2-99240).

 (6) Incorporated by reference to the Company's Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on May 10, 1982 (File No. 2-77496).

 (7) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1992.

 (8) Incorporated by reference to the Company's Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on August 8, 1994 (File No. 33-82560).

 (9) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

(10) Incorporated by reference to the Company's Current Report on Form 8-K dated July 15, 1988 and its quarterly report on Form 10-Q for the quarter ended June 30, 1995.

(11) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

(12) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 31, 1995.

(13) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

(14) Incorporated by reference to the Company's Current Report on Form 8-K filed July 17, 1996.

     (b) Financial Statement Schedules

     Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or Notes thereto.

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions listed in Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant hereby certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 23rd day of September 1996.

                                          INTERNATIONAL REMOTE IMAGING
                                          SYSTEMS, INC.

                                          By: /s/  FRED H. DEINDOERFER

                                            ------------------------------------
                                            Fred H. Deindoerfer
                                            Chairman of the Board, President and
                                            Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below constitutes and appoints Fred H. Deindoerfer and Jeffrey S. Williams, or either of them, as true and lawful attorneys-in-fact with full power of substitution and resubstitution, for such person in any and all capacities, to sign any amendments (including pre-effective and post-effective amendments) to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                TITLE                     DATE
- ------------------------------------------    ----------------------------  -------------------
         /s/  FRED H. DEINDOERFER             Chairman of the Board,        September 23, 1996
- ------------------------------------------    President and Chief
           Fred H. Deindoerfer                Executive Officer (principal
                                              executive officer)

         /s/  JEFFREY S. WILLIAMS             Chief Operating Officer       September 23, 1996
- ------------------------------------------
           Jeffrey S. Williams

         /s/  MARTIN S. MCDERMUT              Chief Financial Officer       September 23, 1996
- ------------------------------------------    (principal financial
            Martin S. McDermut                officer)

         /s/  E. EDUARDO BENMAOR              Secretary, Controller and     September 23, 1996
- ------------------------------------------    Principal Accounting Officer
            E. Eduardo Benmaor                (principal accounting
                                              officer)

          /s/  JOHN A. O'MALLEY               Director                      September 23, 1996
- ------------------------------------------
             John A. O'Malley

                SIGNATURE                                TITLE                     DATE
- ------------------------------------------    ----------------------------  -------------------
          /s/  STEVEN M. BESBECK              Director                      September 23, 1996
- ------------------------------------------
            Steven M. Besbeck

          /s/  THOMAS F. KELLEY               Director and Vice President   September 23, 1996
- ------------------------------------------
             Thomas F. Kelley

         /s/  EDWARD RANDALL, III             Director                      September 23, 1996
- ------------------------------------------
           Edward Randall, III

                                 EXHIBIT INDEX

                                                                                         SEQUENTIALLY
  EXHIBIT                                                                                  NUMBERED
  NUMBER                                        DESCRIPTION                                  PAGE
  -------           -------------------------------------------------------------------  ------------
     1.1(a)      -- Form of Underwriting Agreement between the Company and Jefferies &
                    Company, Inc. and Rauscher Pierce Refsnes, Inc., as representatives of the several underwriters named therein*
     1.1(b)      -- Agreement between the Company and M. Kane & Company, Inc. dated May
                    15, 1996
     3.1         -- Certificate of Incorporation, as amended (1)
     3.2         -- Restated Bylaws (2)
     4.1         -- Specimen of Common Stock Certificate (3)
     5.1         -- Opinion and consent of Irell & Manella LLP*
    10.1         -- Lease of the Company's headquarters facility (4)
    10.2(a)      -- 1982 Stock Option Plans and form of Stock Option Agreement (5)
    10.2(b)      -- 1983 and 1986 Stock Option Plans, and forms of Stock Option
                    Agreements
                    for each Plan (6)
    10.2(c)      -- Amended and Restated 1986 Stock Option Plan (7)
    10.2(d)      -- 1994 Stock Option Plan and forms of Stock Option Agreements (8)
    10.2(e)      -- Certificate of Officer With Respect to Amendment of 1994 Stock
                    Option
                    Plan (9)
    10.2(f)      -- Key Employee Stock Purchase Plan
    10.3         -- Various Agreements with TOA Medical Electronics (10)
    10.4(a)      -- Agreement for a Strategic Alliance in Urinalysis dated January 7,
                    1994 between IRIS and Boehringer Mannheim Corporation (11)
    10.4(b)      -- Research and Development and Distribution Agreement dated February
                    6, 1995 by and among IRIS, LDA Systems, Inc. and Corange
                    International Limited (11)
    10.4(c)      -- Amendment to Distribution Agreements
    10.5         -- Warrant Certificate dated March 20, 1995 issued to Biovation, Inc.
                    (11)
    10.6(a)      -- Technology License Agreement dated as of September 29, 1995 between
                    IRIS and Poly U/A Systems, Inc. (12)
    10.6(b)      -- Research and Development Agreement dated as September 29, 1995 between IRIS and Poly U/A Systems, Inc. (12)
    10.6(c)      -- $100 Class "A" Note dated September 29, 1995 issued by Poly U/A
                    Systems, Inc. in favor of IRIS (12)
    10.6(d)      -- Certificate of Incorporation of Poly U/A Systems, Inc. (See Article
                    FOUR regarding the IRIS Option) (12)
    10.7(a)      -- Agreement and Plan of Merger dated January 31, 1996 between IRIS and StatSpin, Inc. (13)
    10.7(b)      -- Registration Rights Agreement dated January 31, 1996 between IRIS and StatSpin Stockholders (13)
    10.8(a)      -- Asset Purchase Agreement dated as of July 15, 1996 by and among
                    IRIS, Digital Imaging Technologies, Inc., Perceptive Scientific
                    Instruments, Inc. and Perceptive Scientific Technologies, Inc. (14)
    10.8(b)      -- Registration Rights and Standstill Agreement dated July 31, 1996 between IRIS and Digital Imaging Technologies, Inc. (9)
    10.8(c)      -- Warrant Certificate dated July 31, 1996 issued to Digital Imaging
                    Technologies Inc. (9)
    10.8(d)      -- Stockholder Guaranty Agreement dated July 31, 1996 between Edward
                    Randall, III and PSII Acquisition Corp., a wholly-owned subsidiary of IRIS (now known as Perceptive Scientific Instruments, Inc.) (9)

                                                                                         SEQUENTIALLY
  EXHIBIT                                                                                  NUMBERED
  NUMBER                                        DESCRIPTION                                  PAGE
  -------           -------------------------------------------------------------------  ------------
    10.8(e)      -- Non-Competition Agreement dated as of July 15, 1996 between Edward
                    Randall, III and PSII Acquisition Corp., a wholly-owned subsidiary of IRIS now known as Perceptive Scientific Instruments, Inc. (9)
    10.8(f)      -- Technology License Agreement dated July 31, 1996 between Perceptive
                    Scientific Imaging Systems, Inc. and PSII Acquisition Corp., a
                    wholly-owned subsidiary of IRIS (now known as Perceptive Scientific
                    Instruments, Inc.) (9)
    10.9(a)      -- $7,000,000 Subordinated Note dated July 29, 1996 issued by IRIS in favor of Digital Imaging Technologies, Inc. (9)
    10.9(b)      -- $1,500,000 Promissory Note dated July 29, 1996 issued by IRIS to
                    City National Bank (9)
    10.9(c)      -- Supplemental Terms letter dated July 29, 1996 between IRIS and City
                    National Bank re: $1,500,000 Promissory Note (9)
    10.9(d)      -- Commercial Security Agreement dated July 29, 1996 executed by IRIS in favor of City National Bank re: $1,500,000 Promissory Note (9)
    10.9(e)      -- $7,800,000 Promissory Note dated July 29, 1996 issued by IRIS to
                    City National Bank (9)
    10.9(f)      -- Supplemental Terms letter dated July 29, 1996 between IRIS and City
                    National Bank re: $7,800,000 Promissory Note (9)
    10.9(g)      -- Commercial Pledge Agreement dated July 29, 1996 executed by IRIS in favor of City National Bank re: $7,800,000 Promissory Note (9)
    11           -- Statement re: Computation of Per Share Earnings
    21.1         -- Subsidiaries of the Registrant
    23.1         -- Written consent of Coopers & Lybrand L.L.P.
    23.2         -- Written consent of Coopers & Lybrand L.L.P.
    23.3         -- Written consent of KPMG Peat Marwick LLP
    23.4         -- Written consent of Limbach & Limbach LLP
    23.5         -- Written consent of Irell & Manella LLP (included in their opinion filed as Exhibit 5.1 hereto)
    24.1         -- Power of attorney to sign and file amendments hereto (included on the signature page of this Part II)
    27.1         -- 1995 Restated Financial Data Schedule
    27.2         -- 1994 Restated Financial Data Schedule
    27.3         -- 1993 Restated Financial Data Schedule

- ---------------
  *  To be filed by pre-effective amendment.

 (1) Incorporated by reference to the Company's Current Report on Form 8-K dated August 13, 1987 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1993.

 (2) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994.

 (3) Incorporated by reference to the Company's Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on March 27, 1996 (File No. 333-002001).

 (4) The original lease and all prior amendments are incorporated by reference to the Company's Annual Report on Form 10-K for the year December 31, 1989, its quarterly report on Form 10-Q for the quarter ended September 30, 1993 and its Annual Report on Form 10-K for the year ended December 31, 1994.

 (5) Incorporated by reference to the Company's Registration Statement on Form S-2, as filed with the Securities and Exchange Commission on September 4, 1985 (File No. 2-99240).

 (6) Incorporated by reference to the Company's Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on May 10, 1982 (File No. 2-77496).

 (7) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1992.

 (8) Incorporated by reference to the Company's Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on August 8, 1994 (File No. 33-82560).

 (9) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

(10) Incorporated by reference to the Company's Current Report on Form 8-K dated July 15, 1988 and its quarterly report on Form 10-Q for the quarter ended June 30, 1995.

(11) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

(12) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 31, 1995.

(13) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

(14) Incorporated by reference to the Company's Current Report on Form 8-K filed July 17, 1996.